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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement Under
Section 14(d)(4) of the Securities Exchange Act of 1934

SFN Group, Inc.
(Name of Subject Company)

SFN Group, Inc.
(Name of Persons Filing Statement)

Common stock, par value $0.01 per share
(Title of Class of Securities)

784153108
(CUSIP Number of Class of Securities)

Thad Florence
Vice President Legal & Corporate Secretary
SFN Group, Inc.
2050 Spectrum Boulevard
Fort Lauderdale, Florida 33309
(954) 308-7600
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of the Persons Filing Statement)

Copy to:

Timothy Mann, Jr., Esq.
Jones Day
1420 Peachtree, N.E.
Atlanta, Georgia 30309-3053
(404) 581-3939

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.    Subject Company Information.

  Name and Address

        The name of the subject company is SFN Group, Inc., a Delaware corporation (the "Company"). The address of the Company's principal executive offices is 2050 Spectrum Boulevard, Fort Lauderdale, Florida 33309, and the telephone number at such offices is (954) 308-7600.

  Securities

        The class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this "Statement") relates is the Company's common stock, par value $0.01 per share (the "Shares"). As of July 19, 2011, 49,029,674 Shares were issued and outstanding.

Item 2.    Identity and Background of Filing Person.

  Name and Address

        The name, business address and business telephone number of the Company, which is both the person filing this Statement and the subject company, are set forth in Item 1 above, which information is incorporated herein by reference.

  Tender Offer

        This Statement relates to the cash tender offer by Cosmo Delaware Acquisition Corp. ("Purchaser"), a Delaware corporation and a wholly owned subsidiary of Randstad North America, L.P., a Delaware limited partnership ("Parent"), disclosed in the Tender Offer Statement filed under cover of Schedule TO, dated August 1, 2011 (as amended or supplemented from time to time, the "Schedule TO") and filed with the Securities and Exchange Commission (the "SEC") by Purchaser and Parent, to purchase all of the issued and outstanding Shares of the Company, other than Shares owned by Parent and Purchaser, at a purchase price of $14.00 per Share to the seller in cash, without interest (such price per Share, or if increased, such higher price per Share, the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 1, 2011 (as amended or supplemented from time to time, the "Offer to Purchase"), and in the related Letter of Transmittal (as amended or supplemented from time to time, the "Letter of Transmittal" and, together with the Offer to Purchase, the "Offer").

        Copies of the Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2) hereto, respectively, and are incorporated herein by reference. Copies of these documents as well as this Statement may also be found on the Company's website at http://www.sfngroup.com.

        This Statement relates to the Offer, which is described in the Schedule TO and the Offer to Purchase. The initial expiration of the Offer is 5:00 p.m., New York City time, on August 29, 2011, subject to extension in certain circumstances as required or permitted by the Agreement and Plan of Merger, dated as of July 20, 2011 (the "Merger Agreement"), by and among the Company, Parent and Purchaser, and applicable law.

        The Offer is being made pursuant to the Merger Agreement. The Merger Agreement provides, among other things, for the making of the Offer by Purchaser and further provides that, following the completion of the Offer, upon the terms and subject to the conditions contained in the Merger Agreement, Purchaser will be merged with and into the Company with the Company continuing as the surviving corporation ("Surviving Corporation") and a wholly owned subsidiary of Parent (the "Merger"). Pursuant to the Merger Agreement, at the effective time of the Merger (the "Effective Time"), each Share outstanding immediately prior to the Effective Time (other than (1) Shares owned directly or indirectly by Parent, Purchaser or the Company, which will be cancelled and will cease to exist, and (2) Shares owned by the Company's stockholders who perfect their appraisal rights under the relevant portions of the General Corporation Law of the State of Delaware (the "DGCL")) will be converted into the right to receive $14.00 per Share (or any other per Share price paid in the Offer) in cash, without interest, and subject to any required withholding taxes (the "Merger Consideration"). A copy of the Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

        The Offer to Purchase states that the address of the principal executive offices of Parent and Purchaser is 60 Harvard Mill Square, Wakefield, Massachusetts 01880, and the telephone number at such offices is (781) 213-1500. Each of Parent and Purchaser are affiliates of Randstad Holding nv, a limited liability company (naamloze vennootschap) organized under the laws of the Netherlands ("Randstad").

Item 3.    Past Contacts, Transactions, Negotiations and Agreements.

        Except as set forth in this Item 3, or in the Information Statement of the Company that is attached to this Statement as Annex B and incorporated herein by reference (the "Information Statement"), or as otherwise incorporated by reference herein, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interests between the Company or its affiliates and (1) the Company's Named Executive Officers (as defined below), directors or affiliates or (2) Parent, Purchaser or their respective executive officers, directors or affiliates. The Information Statement is being furnished to the Company's stockholders pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 under the Exchange Act, in connection with Purchaser's right, pursuant to the Merger Agreement and after acceptance of the Shares in the Offer, to designate persons to the Company's board of directors (the "Board") other than at a meeting of the Company's stockholders.

  Arrangements with Current Named Executive Officers and Directors of the Company

        Certain agreements, arrangements or understandings between the Company and its Named Executive Officers and directors are described in the Information Statement.

        As described below, consummation of the Offer will constitute a change in control of the Company for purposes of determining the entitlements due to certain directors and Named Executive Officers of the Company under certain severance and other benefit agreements or arrangements.

        Interests of Certain Persons.    Certain members of management and the Board may be deemed to have interests in the transactions contemplated by the Merger Agreement that are different from or in addition to their interests as Company stockholders generally. The Board was aware of these interests and considered them, among other matters, in approving the Merger Agreement and the transactions contemplated thereby.

        Cash Consideration Payable to Named Executive Officers and Directors Pursuant to the Offer and the Merger.    If any of the Company's directors and Named Executive Officers were to tender Shares that such director or officer owns for purchase pursuant to the Offer, such director or officer would receive the same per Share Merger Consideration on the same terms and conditions as the Company's other tendering stockholders.

        As of July 19, 2011, the Company's directors and current Named Executive Officers collectively owned approximately 1,863,524 Shares (including Shares held pursuant to the Spherion Corporation Deferred Compensation Plan (the "Deferred Compensation Plan")), 180,092 Deferred Stock Units and 1,977,175 Restricted Stock Units. If, at the time of acceptance for payment of Shares pursuant to the Offer (the "Acceptance Time") the Company's directors and Named Executive Officers were to tender all of their Shares (including Shares held pursuant to the Deferred Compensation Plan) for purchase pursuant to the Offer and those Shares were accepted for purchase and purchased by Purchaser at the

Offer Price, the Company's directors and Named Executive Officers would receive an aggregate of approximately $26,089,338 in cash, without interest, and less any required withholding taxes.

        Pursuant to the terms of the Merger Agreement, at the Acceptance Time, each outstanding Deferred Stock Unit and each outstanding Restricted Stock Unit (including any such awards that were earned based on the satisfaction of performance objectives, but which have not yet been issued) will become fully vested and nonforfeitable; provided that any awards containing performance goals that relate to periods ending on or after the date of the Merger Agreement will be deemed to be achieved at the maximum performance level (together, the "Company Equity Awards"). Each Company Equity Award will be cancelled at the Effective Time and will thereafter represent only the right to receive an amount in cash, without interest, equal to the Merger Consideration, less any taxes required to be withheld in accordance with the Merger Agreement. If, at the Effective Time, each Company Equity Award, if any, held by the Company's directors and Named Executive Officers were converted into the right to receive the Merger Consideration, the Company's directors and Named Executive Officers would receive an aggregate of approximately $30,201,738 in cash, without interest, less any required withholding taxes.

        Pursuant to the terms of the Merger Agreement, at the Acceptance Time, each outstanding and unexercised option to purchase Shares granted under any Company Stock Plan ("Company Stock Options") will become fully vested and exercisable. Each Company Stock Option will be cancelled at the Effective Time and will thereafter represent only the right to receive an amount in cash (the "Option Consideration"), if any, without interest, equal to the product of (1)(a) the aggregate number of Shares subject to such Company Stock Option, multiplied by (b) the excess, if any, of the Merger Consideration over the per Share exercise price under such Company Stock Option, less (2) any taxes required to be withheld in accordance with the Merger Agreement.

        As of July 19, 2011, the Company's directors and current Named Executive Officers collectively owned Company Stock Options to purchase 2,623,131 Shares, with exercise prices ranging from $1.40 per Share to $11.60 per Share. If, at the Effective Time, each Company Stock Option, if any, held by the Company's directors and Named Executive Officers were converted into the right to receive the Option Consideration, the Company's directors and Named Executive Officers would receive an aggregate of approximately $18,827,030 in cash, without interest, less any required withholding taxes.

        The foregoing summary is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference, and the equity incentive plans of the Company, which are filed as Exhibits (e)(3), (e)(5), (e)(6), (e)(8), (e)(14) through (e)(20), (e)(25), (e)(29), (e)(32), (e)(33), (e)(46), (e)(47), (e)(51) and (e)(52) hereto and are incorporated herein by reference.

        Summary of Cash Consideration Payable to Directors and Named Executive Officers.    The following table sets forth, as of July 19, 2011, for each of the Company's current directors and Named Executive Officers, the cash consideration that such individual would receive if: (1) such director or Named Executive Officer were to tender all of the Shares (including Shares held pursuant to the Deferred Compensation Plan) that he or she owns in connection with the Offer; (2) all Deferred Stock Units held by such director or Named Executive Officer were converted into the right to receive the Merger Consideration at the Effective Time; (3) all Restricted Stock Units held by such Named Executive Officer for which vesting accelerates upon a change in control were converted into the right to receive the Merger Consideration at the Effective Time; and (4) any Company Stock Options held by such director or Named Executive Officer were, at the Effective Time, converted into the right to the receive the Option Consideration.

Name and Title	Number of Shares	Cash Consideration Payable for Shares ($)	Number of Deferred Stock Units	Cash Consideration Payable for Deferred Stock Units ($)	Number of Restricted Stock Units	Cash Consideration Payable for Restricted Stock Units ($)	Number of Stock Options	Cash Consideration Payable for Stock Options ($)
Roy G. Krause, President, Chief Executive Officer and Director	1,021,522	$14,301,311	9,586	$134,204	832,400	$11,653,600	1,540,400	$11,187,100
Mark W. Smith, Executive Vice President and Chief Financial Officer	312,224	$4,371,142	29,241	$409,374	315,862	$4,422,068	535,436	$3,804,978
William J. Grubbs, Executive Vice President and Chief Operating Officer	125,302	$1,754,221	—	$—	363,184	$5,084,576	336,295	$2,208,982
John D. Heins, Senior Vice President and Chief Human Resources Officer	92,946	$1,301,244	—	$—	186,673	$2,613,422	171,000	$1,413,220
Steven S. Elbaum, Director	125,627	$1,758,778	77,238	$1,081,332	39,483	$552,762	10,000	$47,350
William F. Evans, Director	16,754	$234,556	20,494	$286,916	50,347	$704,858	10,000	$47,350
James J. Forese, Chairman and Director	40,000	$560,000	15,463	$216,482	50,347	$704,858	5,000	$35,350
Lawrence E. Gillespie, Sr., Director	9,004	$126,056	—	$—	7,538	$105,532	—	$—
J. Ian Morrison, Director	10,134	$141,876	20,494	$286,916	50,347	$704,858	10,000	$47,350
David R. Parker, Director	30,514	$427,196	—	$—	50,347	$704,858	5,000	$35,350
Barbara Pellow, Director	42,259	$591,626	—	$—	7,538	$105,532	—	$—
Anne Szostak, Director	37,238	$521,332	7,576	$106,064	23,109	$323,526	—	$—

Director and Named Executive Officer Total	1,863,524	$26,089,338	180,092	$2,521,288	1,977,175	$27,680,450	2,623,131	$18,827,030

        Potential Payments Upon Change in Control.    See "Item 8. Additional Information—Information Regarding Golden Parachute Compensation" below.

        Effect of the Offer on Directors' and Officers' Indemnification and Insurance.    Pursuant to the Merger Agreement, Parent has agreed, for six years following the Effective Time, to indemnify, defend and hold harmless the current and former directors and officers of the Company and its subsidiaries against any and all losses, claims, damages, liabilities, fees, costs or expenses (including reasonable attorney's fees and costs of investigation), judgments and fines arising in whole or in part out of actions or omissions in their capacity as such occurring at or prior to the Effective Time. Parent has also agreed that the indemnification provisions set forth in the certificate of incorporation and bylaws of the

Company in effect on the date of the Merger Agreement, or pursuant to any other contracts in effect on the date of the Merger Agreement, will not be amended, repealed or otherwise modified for six years from the Effective Time.

        Pursuant to the Merger Agreement, Parent also has agreed that it will cause to be maintained in effect, for a period of six years following the Effective Time, if available, the current policies of directors' and officers' liability insurance maintained by the Company immediately prior to the Effective Time (provided that the Surviving Corporation may substitute therefor policies, of at least the same coverage and amounts and containing terms and conditions that are not less advantageous to the directors and officers of the Company and its subsidiaries when compared to the insurance maintained by the Company as of the date of the Merger Agreement), or obtain as of the Effective Time "tail" insurance policies with a claims period of six years from the Effective Time with at least the same coverage and amounts and containing terms and conditions that are not less advantageous to the directors and officers of the Company and its subsidiaries, in each case with respect to claims arising out of or relating to events that occurred before or at the Effective Time (including in connection with the transactions contemplated by the Merger Agreement), provided that in no event will the Surviving Corporation be required to expend an annual premium for such coverage in excess of 250% of the last annual premium paid by the Company for such insurance prior to the date of the Merger Agreement, and if the annual payments for such coverage exceeds such 250% amount, the Surviving Corporation will obtain, and the Parent will cause the Surviving Corporation to obtain, a policy with the greatest coverage available for such 250% amount.

        The foregoing summary is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

  Arrangements with Parent and Purchaser

        In connection with the transactions contemplated by the Merger, the Company, Parent and Purchaser entered into the Merger Agreement, Randstad entered into the Guarantee (as defined below) and the Company and Randstad entered into the Confidentiality Agreements (as defined below).

        The Merger Agreement.    The summary of the material terms of the Merger Agreement set forth under the heading "Section 11—'The Transaction Agreements—Merger Agreement"' in the Offer to Purchase and the description of the conditions of the Offer set forth under the heading "Section 15—'Conditions of the Offer"' in the Offer to Purchase are incorporated by reference herein. The summary of the Merger Agreement contained in the Offer to Purchase is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

        Guarantee.    Concurrent with the execution of the Merger Agreement, Randstad entered into a guarantee in favor of the Company (the "Guarantee") guaranteeing, subject to the terms and conditions of the Guarantee, the due and punctual observance, payment, performance and discharge of the obligations of Parent and Purchaser pursuant to the Merger Agreement. The summary of the material terms of the Guarantee set forth under the heading "Section 11—'The Transaction Agreements—Guarantee"' in the Offer to Purchase is incorporated by reference herein. The summary of the Guarantee contained in the Offer to Purchase is qualified in its entirety by reference to the Guarantee, a copy of which is filed as Exhibit (e)(2) hereto and is incorporated herein by reference.

        Confidentiality Agreements.    Each of the Company and Randstad entered into a confidentiality agreement (collectively, the "Confidentiality Agreements") in June 2011 in connection with the consideration of a possible negotiated transaction involving the Company. Pursuant to the Confidentiality Agreements, each of the Company and Randstad agreed that the other party's non-public information would be kept confidential and would not be used other than in connection with the Evaluation (as defined in each Confidentiality Agreement). The foregoing summary is qualified in its entirety by reference to the Confidentiality Agreements, which are filed as Exhibits (e)(54) and (e)(55) hereto and are incorporated herein by reference.

Item 4.    The Solicitation or Recommendation.

  Solicitation/Recommendation

        The Board, during a meeting held on July 20, 2011, by unanimous vote determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are substantively and procedurally fair to and in the best interests of the Company and its unaffiliated stockholders and approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, on the terms and subject to the conditions set forth therein.

        Accordingly, the Board recommends that the holders of the Shares accept the Offer and tender their Shares pursuant to the Offer, and, if applicable, vote in favor of the approval of the Merger and adoption of the Merger Agreement.

        Other than the recommendations of the Board set forth herein, to the Company's knowledge, none of the Company's executive officers, directors or affiliates has made a recommendation, in their individual capacities, either in support of or opposed to the Offer and the Merger.

  Background of the Offer and Merger and Reasons for the Recommendation

  Background of the Offer and Merger

        The Board regularly reviews and evaluates the Company's business strategy and available strategic alternatives as part of its ongoing efforts to enhance stockholder value. As part of these reviews and evaluations, the Board and management on various occasions have received informal advice from outside financial advisors and have periodically considered transactions aimed at enhancing stockholder value, including strategic acquisitions, recapitalizations, share repurchases or a potential sale of all or a portion of the Company.

        The Company and Randstad have had a variety of commercial dealings for a number of years, including serving as subcontractors to each other in connection with servicing various client relationships. In addition, as discussed below, Randstad indicated that it had been interested in pursuing a strategic transaction with the Company at various times prior to the discussion that led to the Offer and Merger dating back to 2006.

        As part of the Board's and management's ongoing oversight and planning, in May 2008, the Company engaged a financial advisor, Goldman, Sachs & Co., to assist in evaluating strategic alternatives that might be available to the Company at that time. The result of this review was a decision in September 2008 to market the Company's commercial staffing business for sale so that the Company could focus on professional staffing. Over the next four months, Goldman, Sachs & Co. contacted five parties to gauge interest in the Company's commercial staffing business. Two parties expressed an interest in pursuing an acquisition of that business, but the Company was unable to come to an agreement for a transaction on acceptable terms with either party. The Company then determined to end that process, and the Board and management focused on managing the business through the ongoing economic downturn.

        While attending an industry event in February 2011, the Company's Chief Executive Officer, Mr. Roy G. Krause, met briefly with Randstad's President—North America, Mr. Greg Netland. During his meeting with Mr. Netland, Mr. Krause discussed having a follow-up meeting so that their companies could continue to get better acquainted with each other.

        On May 9, 2011, Mr. Krause met with Mr. Netland and Randstad's Chief Executive Officer and Chairman of the Executive Board, Mr. Ben Noteboom. At that meeting, Mr. Netland and Mr. Noteboom expressed an interest in pursuing an acquisition of the Company. Mr. Noteboom indicated Randstad would not participate in an auction, but rather would require an exclusivity period. Mr. Noteboom then stated that Randstad had been reviewing a possible business combination transaction with the Company since the beginning of 2011. He further indicated that Randstad had considered making a proposal to acquire the Company at various times since 2006 and that Randstad was ready to move quickly toward a potential acquisition of the Company that would not involve any financing contingencies. Mr. Krause indicated that, while the Company was not for sale at that time, he would report Randstad's interest in the Company at the next regularly scheduled Board meeting to be held on May 17, 2011.

        Prior to that Board meeting, Mr. Krause updated various members of the Board regarding Randstad's interest in the Company.

        On May 16, 2011, Mr. Krause spoke with Mr. Netland and expressed concerns about the timing of Randstad's interest because it appeared, based on recent trading prices of the Company's stock, that Randstad was being opportunistic. Mr. Netland indicated to Mr. Krause that Randstad had been evaluating the possibility of a transaction with the Company for several months.

        At the Company's regularly scheduled May 17, 2011 Board meeting, the Company and its financial advisor, Foros, reviewed the Company's three-year strategic plan and financial performance with the Board. The Board also considered the Company's recent operating performance, the general economic climate and whether it was an opportune time to explore a potential strategic transaction. The Board also discussed the fragmentation of the staffing business and the extent to which the Company was continuing to have difficulties finding acquisition opportunities that would enable the Company to better compete for business with customers seeking to consolidate their staffing services purchases with a single provider or with a small number of providers. The Board also considered what potential parties might be interested in a strategic transaction with the Company. Given the Company's prior experience with pursuing a potential sale of the Company's commercial staffing business, the Board determined that (1) interest in a strategic transaction with the Company would likely be limited because of its exposure to the commercial staffing business, and (2) Randstad was one of the most likely parties to have an interest in pursuing, and the ability to complete, a strategic transaction with the Company. The Board directed management to engage in further discussions with Randstad regarding a possible strategic transaction, with an emphasis on determining Randstad's valuation of the Company.

        Following that Board meeting, on May 18, 2011, Mr. Krause discussed the Board's views with Mr. Noteboom and Mr. Netland, specifically informing them that the Board was interested in understanding Randstad's valuation of the Company. On May 21, 2011, Mr. Noteboom indicated to Mr. Krause that Randstad's preliminary valuation of the Company was in the range of $13.00 to $15.00 per share and that he would be providing the Company with a written indication of interest. Mr. Krause communicated that he was disappointed that Randstad had offered such a wide valuation range and urged Randstad to increase its valuation of the Company. Following this call, Randstad provided the Company with a non-binding written indication of interest in acquiring the Company at a price of between $13.00 and $15.00 per share in cash for all of the outstanding equity of the Company. The letter further indicated that Randstad expected to complete customary due diligence and negotiate a mutually satisfactory definitive agreement within an accelerated time frame. The proposed transaction would not be subject to any financing contingencies. The proposal stated that it would remain in effect until 5:00 p.m., Eastern time, on May 31, 2011, and would be withdrawn if disclosed to any party other than management, the Board or their advisors. The indication of interest also indicated that Randstad was prepared to dedicate the necessary resources to negotiate and complete a business combination transaction on an exclusive basis but that it was not willing to participate in a broader auction process.

        Following the Company's receipt of Randstad's indication of interest, the Company's management, after consultation with the Board, instructed Foros to contact Randstad's financial advisor, Bank of America Merrill Lynch ("BofA Merrill Lynch"), and indicate that Randstad would need to refine its proposal to provide a more specific valuation of the Company. On May 25, 2011, Foros contacted BofA Merrill Lynch, urging Randstad to increase its valuation of the Company and indicating that Randstad would need to provide a specific price proposal in order for the Board to continue considering a possible transaction. In the course of these discussions, BofA Merrill Lynch indicated that Randstad was not willing to further refine its proposal without conducting more detailed due diligence on the Company. Foros then asked BofA Merrill Lynch to provide a list of requested diligence items. Also on May 25, 2011, BofA Merrill Lynch provided Foros with a list of key diligence items, but offered no changes to Randstad's indicated valuation of the Company. BofA Merrill Lynch further indicated that Randstad expected that the exclusivity period referenced in the indication of interest would last 30 days and that Randstad would be prepared to consummate a transaction at the end of that period.

        On May 26, 2011, the Company's Executive Vice President and Chief Operating Officer, Mr. William J. Grubbs, met with the chief executive officer of Company B, a potential strategic buyer that had previously expressed an interest in pursuing a transaction with the Company. During the course of this meeting, Mr. Grubbs and the chief executive officer of Company B discussed scheduling a follow-up meeting with Mr. Krause in the event Company B was interested in moving forward.

        Mr. Krause called Mr. Noteboom on May 26, 2011 and indicated the Board would further discuss Randstad's indication of interest at a meeting on May 27, 2011. Mr. Krause again urged Randstad to increase its valuation of the Company and also communicated his concerns regarding whether or not the Board would approve moving forward with discussions without more specificity around pricing.

        The Board met on May 27, 2011 to discuss Randstad's indication of interest, with representatives from Foros and Jones Day, the Company's outside legal counsel, in attendance. Following a discussion of the Board's fiduciary duties generally and in particular in connection with a potential business combination transaction such as that proposed by Randstad, management and Foros updated the Board on the status of the Company's review of strategic alternatives. Foros also reviewed with the Board information regarding Randstad and its proposal, as well as a preliminary financial overview of the Company:

  •
  The Board observed that the estimated ranges of potential values for possible business combination transactions with two other parties with which Company management had had previous discussions, Company A and Company B, were likely lower than the range of immediate stockholder value presented by Randstad's offer. The Board focused on the certainty of immediate value provided by all cash consideration as compared to the potential and more uncertain value offered by future stock price appreciation that likely would not be realized for a number of years in the case of a stock-for-stock merger.

  •
  The Board discussed the possibility that the Company's 2011 revenue growth and financial performance could fall short of management's expectations, particularly given the economically cyclical nature of the Company's business and the uncertainties in the global macroeconomic environment.

  •
  The Board and Foros discussed the limited number of other strategic buyers who might have an interest in acquiring the Company. In addition, the Board and Foros discussed the merits of involving financial buyers in the process, noting that any interested financial buyers would likely value the Company at lower potential purchase prices than the range proposed by Randstad, given their equity return criteria and the amount of leverage the Company could likely support. In discussing other potential strategic buyers, including Company A and Company B, the Board noted again the expected lack of interest in the Company's commercial staffing business in light of the Company's prior experience pursuing a sale of that business.

  •
  The Board also discussed the potential for disruptions to the Company's business should discussions with Randstad be leaked or publicly announced and the potential that would have of deterring Randstad from proceeding further in the discussions.

        After extensive discussions, the Board determined to proceed with negotiations with Randstad on the condition that an acceptable confidentiality agreement, including a customary standstill obligation, be entered into with Randstad. In addition, the Board instructed management to further evaluate the potential for business combinations. The Board determined that, on balance, the remote possibility that a more extensive market check might result in a superior offer was not sufficient to mitigate the risk that such a market check could result in a disruption in the possibility of proceeding with Randstad—the party that the Board viewed as most likely to be interested and able to complete a transaction with the Company. As a result, the Board determined not to pursue a more extensive market check. The Board also approved allowing Randstad to conduct initial due diligence for the purpose of improving and refining its interest to a more specific price proposal.

        On May 28, 2011, Mr. Krause called Mr. Noteboom to inform him of the Board's decision at the May 27, 2011 meeting to approve initial due diligence in order to improve Randstad's valuation of the Company and to facilitate Randstad's provision of a specific offer price.

        On May 31, 2011, Jones Day provided an initial draft of a confidentiality and standstill agreement to Dechert LLP ("Dechert"), counsel to Randstad. After negotiating the terms of this agreement, the Company entered into a confidentiality and standstill agreement with Randstad on June 7, 2011. The confidentiality and standstill agreement includes a prohibition on Randstad purchasing the Company's securities, or taking other actions of the type typically found in a "standstill" agreement, for a period of one year after written termination by either party of discussions with respect to a potential transaction, except that such prohibitions would be terminated if the Company entered into a definitive agreement pursuant to which a third party agrees to acquire more than 50% of the Company's securities, or assets, indebtedness or businesses, and Randstad was not given the opportunity to participate in the sale process which resulted in such definitive agreement. In anticipation of the possibility that Randstad would also provide confidential information to the Company, on June 9, 2011, the Company and Randstad also entered into a separate confidentiality agreement pursuant to which the Company agreed to maintain the confidentiality of Randstad's non-public information.

        On June 10, 2011, Mr. Krause and the Company's Executive Vice President and Chief Financial Officer, Mr. Mark W. Smith, met with Mr. Noteboom, Mr. Netland and Randstad's Chief Financial Officer and Vice Chairman of the Executive Board, Mr. Robert-Jan van de Kraats, to discuss various financial and other operational information requested by Randstad as necessary to refine its valuation range for the Company.

        On June 13, 2011, Mr. Krause met with the chief executive officer of Company B and asked him to prepare a more developed proposal regarding a potential strategic transaction involving the Company in the event Company B continued to have interest in such a transaction. Also on June 13, 2011, the chief executive officer of Company A called Mr. Krause to further discuss the possibility of a potential business combination transaction. The chief executive officer of Company A indicated to Mr. Krause that any transaction involving Company A and the Company would need to take the form of a stock-for-stock merger and would require both valuing Company A at a significant premium to Company A's then current trading price and giving Company A control of the combined company's board of directors. Company A's requirements for a premium and control of the combined company in a merger of equals transaction significantly decreased the possibility of such a transaction.

        On June 16, 2011, Mr. Smith and Randstad's head of mergers and acquisitions, Mr. Nuno Almeida, met to further discuss certain financial diligence matters.

        At a Board meeting on June 17, 2011, Mr. Krause updated the Board regarding Company management's meetings with Randstad on June 10, 2011 and June 16, 2011, indicating that he expected that Randstad would refine its level of interest in the Company. Mr. Krause also updated the Board regarding his discussions with Company A and Company B.

        On June 23, 2011, Mr. Noteboom contacted Mr. Krause and stated Randstad's further due diligence review of the Company was complete and, based on that review, Randstad was prepared to refine its valuation range to a specific offer price of $13.00 per share. Mr. Krause indicated that while he would discuss the matter with the Board, he would not support a transaction at that offer price and expected that the Board would not support further discussions if Randstad would not increase its price from $13.00 per share.

        On June 27, 2011, Mr. Noteboom again contacted Mr. Krause and indicated Randstad would be willing to proceed at a price of $13.50, and that such price was the highest Randstad could justify at the time. Mr. Krause indicated that while he would discuss the matter with the Board, he would not support, and did not believe the Board would support, further discussion at any price below $14.00 per share. Following informal discussions with various Board members, on June 28, 2011, Mr. Krause contacted Mr. Noteboom and advised him that the Company needed to know if Randstad would be willing to proceed at a price of $14.00 per share by noon on June 30, 2011. Foros also contacted BofA Merrill Lynch on June 29, 2011 to convey this message.

        On June 30, 2011, Mr. Noteboom called Mr. Krause and indicated that Randstad would be willing to proceed at a price of $14.00 per share and that a revised written indication of interest would be forthcoming. Mr. Noteboom asked to immediately begin detailed due diligence on an exclusive basis and stated that Randstad intended to complete a transaction no later than July 28, 2011, the date on which Randstad was scheduled to release its second quarter earnings. Mr. Krause informed Mr. Noteboom that the Company had scheduled a Board meeting for July 6, 2011 and that moving forward with detailed due diligence would not be appropriate until he was able to discuss the matter in more detail with the Board at that meeting.

        Also on June 30, 2011, the chief executive officer of Company B called Mr. Krause to inform him that Company B was not interested in pursuing a strategic transaction with the Company, in part because Company B was not interested in the Company's commercial staffing business.

        On July 1, 2011, Mr. Almeida contacted Mr. Smith and indicated that Randstad would have to commence detailed due diligence immediately in order to avoid the risk of delaying the transaction beyond July 28, 2011. Mr. Smith advised Mr. Almeida that the Company continued to believe that moving forward with detailed due diligence would not be appropriate until after the Board discussed the proposed transaction at its July 6, 2011 meeting.

        On July 4, 2011, Randstad provided the Company with a non-binding written indication of interest in acquiring the Company at a price of $14.00 per share in cash for all of the outstanding equity of the Company. The proposed transaction was not subject to any financing contingencies but was subject to completion of business, legal and accounting diligence. In addition, the letter included a binding exclusivity obligation expiring no earlier than August 1, 2011.

        The Board met on July 6, 2011 to discuss Randstad's indication of interest, with representatives from Foros and Jones Day in attendance. Following a discussion of the Board's fiduciary duties generally and in particular in connection with a potential business combination transaction with Randstad, Foros and management updated the Board on the status of discussions with Randstad, Company A and Company B. Management advised the Board that after further discussion with Company B, Company B had indicated it was not interested in pursuing a transaction with the Company, in part because Company B was not interested in the Company's commercial staffing business. Management and Foros also reviewed with the Board the potential for a business combination transaction with Company A, which both deemed unlikely given Company A's expressed desire only for a stock-for-stock merger that would involve a significant premium to Company A's then current trading price and Company A's control of the combined company, neither of which was consistent with a merger of equals transaction.

        The Board and Foros then again discussed a preliminary financial overview of the Company and its strategic alternatives:

  •
  The Board again observed that the range of potential values associated with an alternative transaction with Company A was likely lower than that presented by Randstad's offer, particularly given the certainty of immediate value of the all cash consideration that Randstad would offer and in light of Company A's requirements for a transaction.

  •
  Management presented its then current expectations for second quarter 2011 financial results, and revenue expectations in particular, and the Board again discussed the potential public market reaction to the Company's revenue growth and the effect that might have on Randstad's continuing interest in pursuing a transaction with the Company generally and at $14.00 per share in particular.

  •
  The Board and Foros again discussed the limited number of other strategic buyers that might have an interest in the Company. In addition, the Board and Foros again reviewed the merits of involving financial buyers in the strategic review process.

  •
  The Board also had further discussions regarding the potential for disruptions in the Company's business should discussions with Randstad be leaked or publicly announced and the potential that would have of deterring Randstad from proceeding further in the discussions.

        Following extensive discussions, the Board instructed management to continue discussions with Randstad, but to resist Randstad's request for exclusivity while seeking to complete confirmatory due diligence and negotiate the terms of Randstad's best and final offer and the terms of a merger agreement as quickly as possible.

        Following the Board meeting, Mr. Krause informed Randstad that the Company was willing to proceed with diligence and the negotiation of definitive terms for Randstad's acquisition of the Company at a price of $14.00 per share in cash, but that the Company would not agree to Randstad's request for exclusivity. Later on the evening of July 6, 2011, the Company made available to Randstad a virtual data room containing certain of the Company's confidential information. The Company also began negotiation of additional agreements with Randstad and its advisors concerning the exchange of certain sensitive confidential information of the Company.

        Beginning July 7, 2011, members of Company management, including Mr. Smith; Mr. Grubbs; the Company's Vice President Legal and Corporate Secretary, Thad Florence; the Company's Senior Vice President and Chief Human Resources Officer, Mr. John D. Heins; the Company's Vice President of Information Technology and Chief Information Officer, Mr. Richard Harris; the Company's Senior Director of Tax, Mr. Randy Atkinson; the Company's Senior Vice President of Finance, Ms. Teri Miller; and the Company's Vice President of Application Development, Mr. Paul Tymchuk, began a series of diligence meetings with members of Randstad's management.

        On July 8, 2011, Jones Day received an initial draft of a merger agreement from Dechert. This draft provided for certain directors and principal stockholders of the Company to execute tender and voting agreements in support of the transaction, and contained a no-shop provision that prohibited the Company or its representatives from contacting others to solicit or encourage submission of a Takeover Proposal (as defined in the Merger Agreement) but permitted the Company to consider unsolicited Takeover Proposals that constituted or were reasonably expected to result in a Superior Proposal (as defined in the Merger Agreement). In the event that the Company terminated the merger agreement to enter into another transaction, the Company would be required to pay to Parent a termination fee equal to 4% of the equity value of the transaction. This draft also contained customary representations and warranties and covenants of the parties.

        Because the Company and Randstad are competitors with respect to certain service offerings, the Company and Randstad sought advice of their respective legal counsel to ensure that the provision of information to Randstad in connection with Randstad's due diligence was in compliance with applicable competition laws. To this end, on July 11, 2011, the Company and Randstad entered into an Agreement with Respect to Review of Sensitive Information, which agreement established procedures pursuant to which certain information considered to be competitively sensitive would be provided to and reviewed by counsel to Randstad, rather than Randstad itself, and information regarding the same would be provided to Randstad only in summary or redacted form in consultation with antitrust counsel for the Company and Randstad. Dechert, as counsel to Randstad, executed an acknowledgment of such agreement. Also on July 11, 2011, Ernst & Young LLP, which had been engaged by Randstad to assist with Randstad's due diligence, executed a similar agreement with Randstad and the Company.

        On July 12, 2011, Randstad's Managing Director, Group Business Control, Strategy and Mergers and Acquisitions, Mr. Han Kolff, and Mr. Almeida met with Mr. Grubbs and Mr. Smith to discuss the Company's projected second quarter financial results.

        Also on July 12, 2011, Jones Day provided Dechert with a revised merger agreement. This draft eliminated the concept of tender and voting agreements, and added the requirement that Randstad guarantee the obligations of Parent and Purchaser under the merger agreement. The no-shop provision of the initial draft was replaced with a 21-day go-shop provision during which the Company could actively seek out alternative Takeover Proposals, following which a no-shop period would go into effect. The revised draft also added a broad fiduciary out for the Company to permit the Board to terminate the agreement in compliance with its fiduciary duties even in the absence of receipt of a Superior Proposal, and the termination provisions were revised to provide for a $20,000,000 termination fee generally, and a $7,500,000 termination fee in the event of terminations by the Company to accept Takeover Proposals received during the go-shop period.

        On July 13, 2011, Mr. Krause had extensive discussions with Mr. Netland regarding Randstad's concern about the proposed purchase price as a result of its diligence review and the Company's proposed revisions to the terms of the draft merger agreement. Following these discussions, Mr. Noteboom indicated to Mr. Krause that Randstad was willing to proceed at a purchase price of $14.00 only if there were no go-shop provision, and only if certain members of management and the Board entered into tender and voting agreements in support of the transaction and the merger agreement provided for a $27,000,000 termination fee generally. In addition, Randstad indicated that it desired to enter into a merger agreement no later than July 22, 2011, and that the terms of the revised merger agreement that would shortly be transmitted to the Company would reflect Randstad's best and final offer.

        On July 14, 2011, Jones Day received a revised merger agreement from Dechert. This revised draft reinstated the concept of tender and voting agreements, eliminated the go-shop provision and certain of the Board's fiduciary out rights and included a single termination fee of $27,000,000.

        On July 15, 2011, the Board met with Jones Day and Foros in attendance to discuss the possible transaction with Randstad and the latest terms of the merger agreement. The Board instructed management to continue with negotiations but to resist Randstad's request for tender and voting agreements from management and the Board and retain broad fiduciary out rights.

        On July 16, 2011, Jones Day sent a revised merger agreement to Dechert. The concept of tender and voting agreements was once again removed and the Board's broad fiduciary out rights were again inserted.

        On July 18, 2011, Dechert sent a revised merger agreement to Jones Day. On the same day, Mr. Noteboom contacted Mr. Krause stating that the merger agreement would reflect Randstad's best and final offer, and if not acceptable to the Company, Randstad would withdraw the offer.

        The Board met on July 19, 2011 to further discuss the possible transaction with Randstad, with representatives from Foros and Jones Day in attendance. Following a discussion of the Board's fiduciary duties generally and in particular in connection with the proposed business combination transaction with Randstad, Foros and management updated the Board on the status of discussions with Randstad and the terms of the merger agreement. The Board was advised that the negotiation and preparation of the merger agreement should be substantially completed in time for its presentation to the Board at its meeting scheduled for the following day.

        Negotiations of the merger agreement continued between Jones Day and Dechert on the remaining open terms of the merger agreement. In particular, Randstad expressed concern over Mr. Krause's potential severance terms following a change in control of the Company. On the morning of July 20, 2011, Mr. Krause met with Mr. Noteboom and Mr. Netland and agreed to fix the amount of his severance and reduce certain other post-termination benefits he might be entitled to under the terms of his existing change in control agreement with the Company.

        In the afternoon of July 20, 2011, the Board met again with Jones Day and Foros in attendance. At the Board meeting:

  •
  Mr. Krause reported to the Board on the status of negotiations on the merger agreement and the proposed terms and conditions of the merger.

  •
  Jones Day reviewed with the Board its fiduciary duties in general and in the context of the proposed transaction with Randstad in particular.

  •
  Jones Day reviewed with the Board in detail the material terms and conditions of the merger agreement, including conditions and termination rights as well as termination fees applicable in certain situations and the potential timing of the closing of the proposed transaction.

  •
  Foros reviewed with the Board its financial analysis of the Offer Price payable to the holders of Shares and delivered to the Board its oral opinion, which was confirmed by delivery of a written opinion dated July 20, 2011, to the effect that, as of that date and based on and subject to various assumptions and limitations described in its opinion, the Offer Price payable to the holders of Shares in the Offer and Merger, was fair, from a financial point of view, to such holders.

  •
  Mr. Krause discussed in detail the terms of the proposed changes to his employment agreement and terms of his severance and benefits upon a change in control, noting that he was in agreement with such changes and that such changes would take effect only upon the closing of a transaction with Randstad.

        Following those reports and discussions, the Board unanimously determined that the Offer, the Merger and the other transactions contemplated by the Merger Agreement were advisable, fair to and in the best interests of the Company and its stockholders. The Board approved the Merger Agreement and the Guarantee, and authorized Mr. Krause and Mr. Smith to execute the Merger Agreement and the Guarantee and to take such further actions as they reasonably determined were necessary to consummate the transactions contemplated thereby. The Board also approved the proposed changes to Mr. Krause's employment arrangements and Amendment No. 9 to the Company's Rights Agreement with the Bank of New York Mellon, as Rights Agent, and authorized the making of appropriate regulatory filings with the SEC and other governmental bodies as required.

        Following the Board meeting, the parties executed the Merger Agreement and the Guarantee and the transaction was publicly announced.

  Reasons for the Recommendation of the Board of Directors

        In evaluating the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, the Board consulted with the Company's senior management, Foros and Jones Day. In the course of reaching its unanimous decision to approve and declare advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and to recommend that the Company's stockholders accept the Offer, tender their Shares to Purchaser pursuant to the Offer and approve and adopt the Merger Agreement, the Board considered numerous factors, including the following material factors and benefits of the Offer and the Merger, each of which the Board believed supported its determination and recommendation.

  1.
  Offer Price in Relation to Recent Trading Prices. The Board considered the relationship of the Offer Price to the recent market prices of the Shares. The Offer Price of $14.00 per Share represents a 52% premium over the closing price of the Shares on July 20, 2011 ($9.22), the last trading day before the Company signed the Merger Agreement and a 48% premium over the weighted average closing price of the Shares over the 30 trading days ended on July 20, 2010 ($9.47).

  2.
  Strategic Alternatives. The Board considered its belief that the value offered to stockholders in the Offer and the Merger was more favorable to the Company's stockholders than the potential value that might have resulted to the Company's stockholders from a range of strategic alternatives evaluated over the past several years by the Board, with the assistance of Company senior management and its advisors, including (1) remaining an independent company and (2) potential external growth through acquisition, in each case taking into account the potential benefits, risks and uncertainties associated with those other alternatives. The Board also considered the likelihood of another financial or strategic buyer being willing to pursue a transaction with the Company and concluded, based upon its history of exploring strategic alternatives to enhance stockholder value and the Company's efforts immediately preceding and following Randstad's initial indication of interest, that an offer more favorable to the Company's stockholders likely would not be forthcoming. The Board also noted that (as discussed below) the terms of the Merger Agreement permit the Board to consider alternative proposals and to terminate the Merger Agreement and enter into an agreement with a third-party to accept a Superior Proposal.

  3.
  Company's Business and Financial Condition and Prospects. The Board's familiarity with the current and historical financial condition, results of operations, business strategy, competitive position, properties, assets and prospects of the Company, and the certainty of realizing in cash a compelling value for Shares in the Offer and the Merger compared to the risks and uncertainties associated with the operation of the Company's business (including the risk factors set forth in the Company's Annual Report on Form 10-K for the year ended December 26, 2010).

  4.
  Cash Tender Offer; Certainty of Value. The Board considered the form of consideration to be paid to holders of Shares in the Offer and the Merger and the certainty of value of such cash consideration. The Board also considered that, while the consummation of the Offer gives the stockholders the opportunity to realize a premium over the prices at which the Shares were traded prior to the public announcement of the Merger Agreement on July 20, 2011, tendering in the Offer would eliminate the opportunity for stockholders to participate in the future growth and profits of the Company.

  5.
  Timing of Completion. The Board considered the anticipated timing of the consummation of the transactions contemplated by the Merger Agreement, and the structure of the transaction as a tender offer for all Shares, which should allow stockholders to receive the transaction consideration in a relatively short time frame, followed by the Merger in which stockholders

    (other than Parent, Purchaser and stockholders who perfect their appraisal rights under the DGCL) would receive the same consideration as received by stockholders who tender their Shares in the Offer. The Board also considered the business reputation and the substantial financial resources of Randstad and, by extension, Parent and Purchaser, which the Board believed supported the conclusion that an acquisition transaction with Parent and Purchaser could be completed relatively quickly and in an orderly manner.

  6.
  Opinion of Financial Advisor. The Board considered the opinion and related financial analyses of Foros, dated July 20, 2011, to the Board as to the fairness, from a financial point of view and as of the date of the opinion, of the Offer Price to be paid in the Offer and the Merger to holders of Shares, as more fully described below under "—Opinion of the Board of Directors' Financial Advisor." Holders of Shares are encouraged to read the opinion, as set forth in Annex A hereto and incorporated herein by reference, carefully in its entirety.

  7.
  Terms of the Merger Agreement. The Board reviewed, considered and discussed with the Company's management and outside advisors the terms and conditions of the Merger Agreement. The Board believed that, as a whole, the provisions of the Merger Agreement were in the best interests of the Company and the Company's stockholders. In particular:

    •
    No Financing Condition.  The Board considered the representation of Parent that it will have available sufficient funds to satisfy its obligations to cause Purchaser to purchase and pay for Shares pursuant to the Offer and to cause the Surviving Corporation to pay the aggregate Merger Consideration, and the fact that the Offer is not subject to a financing condition. The Board further considered Parent's obligation to reimburse the Company's expenses actually incurred on or prior to the termination date in the event that Parent or Purchaser breaches or fails to perform any of its representations, warranties, covenants or other agreements set forth in the Merger Agreement, is unable to or fails to cure such breach or failure to perform, and such breach of failure to perform would reasonably be expected to prevent, materially impede or materially delay the consummation of the Offer or the Merger.

    •
    Guarantee of Parent/Purchaser Affiliate.  The Board considered the fact that Randstad, an affiliate of Parent with assets substantially in excess of €6 billion, has guaranteed the obligations of Parent and Purchaser under the Merger Agreement.

    •
    Ability to Respond to Certain Unsolicited Takeover Proposals.  The Board considered the fact that the Merger Agreement, while prohibiting the Company, its subsidiaries and its representatives from, directly or indirectly, (1) soliciting, initiating or knowingly encouraging the submission or making of any inquiries, proposals or offers that constitute or would reasonably be expected to lead to a Takeover Proposal, or (2) conducting, engaging or otherwise participating with any third party in any discussions or negotiations concerning, or furnishing any non-public information or data to any third party in connection with, a Takeover Proposal, and while prohibiting the Board from (a) approving or recommending, or publicly proposing to approve or recommend, any Takeover Proposal; (b) granting any waiver, amendment or release under any standstill or confidentiality agreement; (c) causing or permitting the Company or any of its subsidiaries to enter into any agreement in principle, letter of intent, term sheet, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or similar agreement with respect to any Takeover Proposal; or (d) failing to make, withdrawing, amending, modifying or materially qualifying in a manner adverse to Parent or Purchaser, or making any public statement inconsistent with, the Board's recommendation, the Merger Agreement does permit the Company, in response to an unsolicited Takeover Proposal received from a third party after the date of the Merger Agreement and before the consummation of the Offer, which did not result from a breach of the foregoing prohibitions, to furnish information regarding the Company and to participate in negotiations regarding such Takeover Proposal, assuming (i) the Board determines in good faith, after consultation with outside legal counsel and its financial advisor, that such Takeover Proposal constitutes or is reasonably expected to result in a Superior Proposal and (ii) after consultation with its outside legal counsel, the Board determines in good faith that failure to take such action would reasonably be expected to cause the Board to be in breach of its fiduciary duties. In addition, the Board considered that the Board may withdraw, modify or amend the recommendation of the Board and terminate the Merger Agreement if the Board determines, after consultation with outside legal counsel, that the failure to effect any such withdrawal, modification or amendment would reasonably be expected to cause the Board to be in breach of its fiduciary duties under applicable law.

      •
      Change in Recommendation/Termination Right to Accept Superior Proposals.  The Board considered the provisions in the Merger Agreement that provide for the ability of the Board (1) to withdraw, modify or change in a manner adverse to Parent and Purchaser, the recommendation of the Board to the Company's stockholders that they accept the Offer, tender their Shares to Purchaser pursuant to the Offer and, if required by the DGCL, vote their Shares in favor of the approval of the Merger and of the adoption of the Merger Agreement, and/or (2) to terminate the Merger Agreement, in each case if certain conditions are satisfied, including: (a) the Company has received an unsolicited Takeover Proposal that the Board concludes in good faith, after consultation with outside legal counsel and its financial advisor, constitutes or is reasonably expected to result in a Superior Proposal; (b) at least four business days' prior written notice has been given to Parent and Purchaser of the Board's intent to take such action; (c) the Company, during the notice period, has negotiated with Parent in good faith to make such adjustments in the terms and conditions of the Merger Agreement so that the Takeover Proposal ceases to be a Superior Proposal; and (d) if the Company terminates the Merger Agreement, the Company pays the termination fee and, in certain circumstances, expenses of Parent.

      •
      Termination Fee.  The Board considered the termination fee of $27,000,000 and reimbursement of Parent's expenses actually incurred on or prior to the termination date that could become payable pursuant to the Merger Agreement under certain circumstances, including upon termination of the Merger Agreement to accept a Superior Proposal. The Board considered Parent's insistence as a condition to its offer that the Company would be obligated to pay this termination fee and expense reimbursement, under certain circumstances, and the potential effect of such termination fee in deterring other potential acquirers from proposing alternative transactions in light of and in conjunction with other terms and the strategic alternatives available to the Company.

      •
      Extension of Offer Period.  The Board considered the fact that the Merger Agreement provides that, under certain circumstances, Purchaser would be required to extend the Offer beyond the initial expiration date of the Offer if certain conditions to the consummation of the Offer are not satisfied as of the initial expiration date of the Offer or, if applicable, certain subsequent expiration dates.

      •
      Conditions to the Consummation of the Offer and the Merger; Likelihood of Closing.  The Board considered the reasonable likelihood of the consummation of the transactions contemplated by the Merger Agreement in light of the conditions in the Merger

        Agreement to the obligations of Purchaser to accept for payment and pay for the Shares tendered pursuant to the Offer. The Board further considered the fact that, if the Merger is not completed, the Company's officers and other employees will have expended extensive time and effort attempting to complete the transaction and will have experienced significant distractions from their work during the pendency of the transaction. The Board further considered the fact that, if the Merger is not completed, the market's perception of the Company's continuing business could potentially result in a loss of customers and employees.

      •
      Short Form Merger.  The Board took into account that the Merger Agreement grants Parent, through Purchaser, the right, if the Offer is successful, to purchase, under certain circumstances, enough authorized but unissued Shares to achieve the 90% threshold required to effect a "short form" merger to acquire the remaining equity of the Company pursuant to Section 253 of the DGCL, without further approval of the Board or stockholders.

      •
      Appraisal Rights.  The Board considered the availability of appraisal rights with respect to the Merger for Company stockholders who properly exercise their rights under the DGCL, which would give these stockholders the ability to seek and be paid a judicially determined appraisal of the "fair value" of their Shares at the completion of the Merger.

      •
      Pre-Closing Covenants.  The Board considered that, under the terms of the Merger Agreement, the Company has agreed that it will carry on its business in the ordinary course of business consistent with past practice and, subject to specified exceptions, that the Company will not take a number of actions related to the conduct of its business without the prior written consent of Parent. The Board further considered that these terms may limit the ability of the Company to pursue business opportunities that it might otherwise pursue.

      •
      Tax Treatment.  The Board considered that the consideration to be received by the holders of Shares in the Offer and the Merger would be taxable to such holders for U.S. federal income tax purposes.

      •
      Regulatory Approval and Third Party Consents.  The Board considered the regulatory approvals and third party consents that may be required to consummate the Offer and the Merger and the prospects for receiving any such approvals and consents.

        In the course of its deliberations, the Board also considered a variety of risks and other countervailing factors related to entering into the Merger Agreement and consummating the Offer and the Merger, including:

  •
  the effect of the public announcement of the Merger Agreement, including effects on the Company's sales, operating results and stock price;

  •
  the restrictions that the Merger Agreement imposes on soliciting competing proposals;

  •
  the fact that the Company must pay Parent a termination fee of $27,000,000 if the Merger Agreement is terminated under certain circumstances;

  •
  the possibility that the termination fee payable by the Company to Parent may discourage other bidders and, if the Merger Agreement is terminated under certain limited circumstances, affect the Company's ability to engage in another transaction for up to 12 months following the termination date;

  •
  the risk that the Offer may not receive the requisite tenders from the Company's stockholders and therefore may not be consummated;

  •
  the risks and costs to the Company if the transaction does not close, including the diversion of management and employee attention, potential employee attrition and the potential disruptive effect on business and customer relationships;

  •
  the restrictions on the conduct of the Company's business prior to the completion of the transaction, which require the Company to conduct its business in the ordinary course of business, and to use its commercially reasonable efforts to preserve intact its business organization and its business relationships, subject to specific limitations, which may delay or prevent the Company from undertaking business opportunities that may arise pending completion of the Offer and the Merger;

  •
  the fact that the consummation of the Offer and the Merger would entitle certain executive officers of the Company to certain payments pursuant to the Change-of-Control Agreements, which are described in Item 8 below;

  •
  the nature of the transaction as a cash transaction would prevent stockholders from being able to participate in any future earnings or growth of the Company, or the combined company, and stockholders would not benefit from any potential future appreciation in the value of the Shares, including any value that could be achieved if the Company engages in future strategic or other transactions or as a result of the improvements to the Company's operations; and

  •
  the fact that the all-cash consideration would be a taxable transaction to the holders of Shares that are U.S. persons for U.S. federal income tax purposes.

        The foregoing discussion of the factors considered by the Board is intended to be a summary, and is not intended to be exhaustive, but does set forth the principal factors considered by the Board. After considering these factors, the Board concluded that the positive factors relating to the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, substantially outweighed the potential negative factors. The Board collectively reached the conclusion to approve the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, in light of the various factors described above and other factors that the members of the Board believed were appropriate. In view of the wide variety of factors considered by the Board in connection with its evaluation of the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and the complexity of these matters, the Board did not consider it practical, and did not attempt, to quantify, rank or otherwise assign relative weights to the specific factors it considered in reaching its decision. Rather, the Board made its recommendation based on the totality of information it received and the investigation it conducted. In considering the factors discussed above, individual directors may have given different weights to different factors.

        For the reasons described here, the Board recommends that you accept the Offer, tender your Shares pursuant to the Offer and approve and adopt the Merger Agreement.

  Financial Forecasts

        The Company does not as a matter of course make public projections as to future financial performance, including earnings or other results of operations. However, the Company provided a financial forecast to Randstad that was initially prepared in May 2011 in connection with the strategic review process (the "Initial Financial Forecast"), and provided an updated financial forecast prepared by the Company's management (the "Financial Forecast") to the Board. The Financial Forecast gave effect to the Company's actual results of operations for the quarter ended March 31, 2011 and preliminary results of operations for the quarter ended June 30, 2011, but was otherwise prepared utilizing substantially the same methodology and assumptions underlying the Initial Financial Forecast.

The Financial Forecast was also provided to Foros for purposes of its financial analysis and opinion described below under "Background of the Offer and Merger and Reasons for the Recommendation—Opinion of the Board of Directors' Financial Advisor."

        Except as described below, the financial forecasts do not give effect to any of the transactions contemplated by the Offer or the Merger, or any other changes that may in the future affect the Company or its assets, business, operations, properties, policies, corporate structure, capitalization or management, including as a result of the Offer or the Merger or the transactions contemplated thereby. In addition, the financial forecasts were not prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts or generally accepted accounting principles. None of the Company's independent auditors or any other independent accounting firm has compiled, examined or performed any procedures with respect to the prospective financial information contained in the financial forecasts, and no opinion or other form of assurance has been given or made with respect to such information or its achievability. The summaries of the financial forecasts provided below are not being included in this Statement to influence your decision as to whether to tender your Shares pursuant to the Offer, but because the financial forecasts were made available to Randstad or the Board.

        The financial forecasts reflect numerous assumptions, many of which are beyond the control of the Company and may not be realized. The assumptions upon which the financial forecasts were based necessarily involve judgments with respect to, among other things, future economic, competitive and regulatory conditions and conditions in the financial markets, all of which are difficult to predict. In addition, the financial forecasts make certain assumptions regarding future prospects for the Company's business, and do not reflect adjustments for courses of action the Company may take in response to general business and economic conditions that may be different from those anticipated by the financial forecasts, changes in generally accepted accounting principles during the periods covered by the financial forecasts or any other transaction or event that has occurred or that may occur and that was not anticipated at the time the financial forecasts were prepared. Accordingly, the financial forecasts are not necessarily indicative of future performance or results of operations that may be achieved by the Company, which may be significantly more favorable or less favorable than as set forth below, and should not be regarded as a representation that such performance will be achieved. In this regard, there can be no assurance that the financial performance implied by the financial forecasts will be realized, and the Company's actual results of operations may vary materially from those shown below.

        The inclusion of the financial forecasts in this Statement should not be regarded as an indication that any of the Company or its affiliates or representatives considered or considers the financial forecasts to be predictive of future events, and the financial forecasts should not be relied upon as such. None of the Company or its affiliates or representatives can give you any assurance that the Company's actual results of operations will not differ materially from those implied by the financial forecasts, and none of them undertakes any obligation to update or otherwise revise or reconcile the financial forecasts to reflect circumstances existing after the dates on which the financial forecasts were generated or to reflect the occurrence of future events, even in the event that any or all of the assumptions underlying the financial forecasts are shown to be in error.

        The financial forecasts should be read together with the historical financial statements of the Company, which can be found in the Company's periodic reports filed with the SEC, and in light of the foregoing discussion of the uncertainties inherent in the financial forecasts and the underlying assumptions. Stockholders may obtain the Company's periodic reports and other documents that the Company files with the SEC through the website maintained by the SEC at www.sec.gov and through the website maintained by the Company at www.sfngroup.com.

        The Initial Financial Forecast projected, among other things: (i) revenue of approximately $2,241 million, $2,516 million and $2,743 million for the fiscal years ending December 25, 2011, December 30, 2012 and December 29, 2013, respectively, (ii) earnings before interest, taxes, depreciation and amortization ("EBITDA") of approximately $80 million, $115 million and $155 million for the fiscal years ending December 25, 2011, December 30, 2012 and December 29, 2013, respectively, and (iii) net income (excluding restructuring, goodwill, intangible asset impairment and other charges) of approximately $35 million, $57 million and $82 million for the fiscal years ending December 25, 2011, December 30, 2012 and December 29, 2013, respectively.

        The Financial Forecast projected, among other things: (i) revenue of approximately $2,133 million, $2,395 million and $2,611 million for the fiscal years ending December 25, 2011, December 30, 2012 and December 29, 2013, respectively, (ii) EBITDA of approximately $77 million, $110 million and $147 million for the fiscal years ending December 25, 2011, December 30, 2012 and December 29, 2013, respectively, and (iii) net income (excluding restructuring, goodwill, intangible asset impairment and other charges) of approximately $33 million, $54 million and $77 million for the fiscal years ending December 25, 2011, December 30, 2012 and December 29, 2013, respectively.

        Stockholders are cautioned not to place undue reliance on the financial forecasts included in this Statement. Such financial forecasts involve risks, uncertainties and assumptions and are not guarantees of the Company's future performance or results of operations. The future financial performance of the Company may differ materially from that implied by the financial forecasts. Many of the factors that will determine actual future financial performance are beyond the Company's ability to control or predict. The Company does not intend to make publicly available any update or other revisions to the financial forecasts included in this Statement, and none of the Company or any of its affiliates or representatives has made or makes any representation to any stockholder or other person regarding the ultimate results of operations of the Company compared to the information contained in such financial forecasts or that forecasted financial performance will be achieved.

  Opinion of the Board of Directors' Financial Advisor

        Foros delivered to the Board an opinion, dated July 20, 2011, to the effect that, as of that date and based upon and subject to various assumptions and limitations described in Foros's opinion, the Offer Price to be received pursuant to the Offer and the Merger by holders of Shares was fair, from a financial point of view, to such holders.

        The full text of the Foros written opinion to the Board, which describes, among other things, the assumptions made, procedures followed, matters considered and limitations on the review undertaken by Foros, is attached as Annex A to this Statement and is incorporated by reference herein in its entirety. Foros provided its opinion to the Board for the information and assistance of the Board (in its capacity as such) in connection with and for purposes of the Board's evaluation of the Offer Price from a financial point of view. Foros's opinion does not address any other aspect of the Offer or the Merger and does not constitute a recommendation to any stockholder as to how to vote or act in connection with the Offer or the Merger or any other matter.

        In connection with rendering its opinion, Foros:

  (1)
  reviewed certain publicly available business and financial information relating to the Company that Foros deemed relevant;

  (2)
  reviewed certain information, including financial forecasts (the "Company Forecasts") and other financial and operating data concerning the Company, prepared by the management of the Company;

  (3)
  discussed the past and current business, operations, financial condition and prospects of the Company with members of senior management of the Company;

  (4)
  reviewed the trading history for the Shares and a comparison of that trading history with the trading histories of certain other publicly traded companies that Foros deemed relevant;

  (5)
  compared certain financial and stock market information of the Company with similar publicly available information of certain other companies that Foros deemed relevant;

  (6)
  compared the proposed financial terms of the Offer and the Merger with the financial terms, to the extent publicly available, of certain other transactions that Foros deemed relevant;

  (7)
  reviewed the Merger Agreement; and

  (8)
  performed such other analyses and studies and considered such other factors as Foros deemed appropriate.

        In arriving at its opinion, Foros assumed and relied upon, without independent verification, the accuracy and completeness of all of the financial and other information and data, including without limitation the Company Forecasts, publicly available or provided to or otherwise reviewed by or discussed with it and relied upon the assurances of the management of the Company that they are not aware of any facts or circumstances that would make such information or data inaccurate or misleading in any material respect. With respect to the Company Forecasts, Foros assumed, at the Board's direction and without independent verification, that such forecasts were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of the Company as to the future financial performance of the Company. Foros did not make and was not provided with any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company, nor did it make any physical inspection of the properties or assets of the Company. Foros did not evaluate the solvency of the Company or Parent under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. Foros assumed, at the Board's direction, that the Offer and the Merger will be consummated in accordance with their terms, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Offer and the Merger, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on the Company or the contemplated benefits of the Offer or the Merger.

        Foros's opinion expressed no view or opinion as to any terms or other aspects of the Offer and the Merger (other than the Offer Price to the extent expressly specified in Foros's opinion), including, without limitation, the form or structure of the Offer or the Merger. Foros was not authorized by the Company or the Board to solicit, nor has Foros solicited, interest or proposals from third parties regarding a possible acquisition of all or any part of the Company or any alternative transaction. Foros's opinion was limited to the fairness, from a financial point of view, of the Offer Price to be received pursuant to the Offer and the Merger by holders of Shares and no opinion or view was expressed with respect to any consideration received in connection with the Offer or the Merger by the holders of any other class of securities, creditors or other constituencies of the Company. In addition, no opinion or view was expressed with respect to the fairness of the amount, nature or any other aspect of any compensation to any of the officers, directors or employees of any party to the Merger, or class of such persons, relative to the Offer Price. Furthermore, no opinion or view was expressed as to the relative merits of the Offer and the Merger in comparison to other strategies or transactions that might be available to the Company or in which the Company might engage or as to the underlying business decision of the Company to proceed with or effect the Offer and the Merger. In addition, Foros's opinion was not intended to and does not constitute a recommendation to members of the Board as to whether they should approve the Offer, the Merger or the Merger Agreement, and Foros expressed no opinion or recommendation as to how any stockholder should vote or act in connection with the Offer and the Merger. Except as described above, the Board imposed no other limitations on the investigations made or procedures followed by Foros in rendering its opinion.

        Foros's opinion was necessarily based on financial, economic, monetary, market and other conditions and circumstances as they existed and could be evaluated on, and the information made available to Foros as of, the date of its opinion. It should be understood that subsequent developments may affect Foros's opinion, and Foros does not have any obligation to update, revise, or reaffirm its opinion. The issuance of Foros's opinion was approved by Foros's Opinion Committee.

        The following represents a summary of the material financial analyses presented by Foros to the Board in connection with Foros's opinion. The following summary, however, does not purport to be a complete description of the financial analyses performed by Foros, nor does the order of analyses described represent relative importance or weight given by Foros to those analyses. The financial analyses summarized below include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Foros's financial analyses. Considering the data set forth in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses performed by Foros.

        Selected Publicly Traded Companies Analysis.    Foros reviewed and compared certain financial information for the Company to corresponding financial information, ratios and public market multiples for (1) publicly traded companies selected based on involvement in the commercial staffing industry, size and availability of financial information, referred to below as Selected Commercial Staffing Companies, and (2) publicly traded companies selected based on involvement in the professional staffing industry, size and availability of financial information, referred to below as Selected Professional Staffing Companies. The selected companies are as follows:

Selected Commercial Staffing Companies	Selected Professional Staffing Companies
• Adecco S.A.	• AMN Healthcare Services, Inc.
• Kelly Services, Inc.	• CDI Corp.
• ManpowerGroup Inc.	• Cross Country Healthcare, Inc.
• Randstad Holding nv	• Hays plc
• TrueBlue, Inc.	• Hudson Highland Group, Inc.
• USG People N.V.	• Kforce Inc.
• Michael Page International plc
• On Assignment, Inc.
• Robert Half International Inc.
• Robert Walters plc

        Foros calculated and compared various financial multiples and ratios based on closing market share prices and other publicly available historical financial data for the selected companies and for the Company as of July 19, 2011, the day before the Offer and the Merger were announced, and consensus equity research estimates from FactSet and other selected equity research.

        With respect to the selected companies and the Company, Foros calculated:

  •
  annual percentage growth rate of estimated total revenue from calendar year 2010 to calendar year 2011;

  •
  estimated gross margin for calendar year 2011; and

  •
  estimated EBITDA margin for calendar year 2011.

        The results of these analyses are summarized as follows:

	Revenue Growth CY2010A - CY2011E	Gross Margin CY2011E	EBITDA Margin CY2011E
Selected Commercial Staffing Companies
High	18%	26%	5%
Mean	11%	20%	4%
Median	11%	18%	4%
Low	3%	16%	2%
Selected Professional Staffing Companies
High	38%	56%	13%
Mean	19%	33%	6%
Median	17%	33%	5%
Low	9%	22%	3%
SFN(1)	5%	21%	4%

(1)
Based on Wall Street estimates.

        Foros also calculated and compared:

  •
  estimated enterprise value, which is the market value of fully diluted common equity plus the estimated book value of debt and preferred shares less cash, as a multiple of estimated revenues for calendar years 2011 and 2012;

  •
  estimated enterprise value, which is the market value of fully diluted common equity plus the estimated book value of debt and preferred shares less cash, as a multiple of estimated EBITDA for calendar years 2011 and 2012; and

  •
  closing market share price to estimated earnings ("P/E") ratios, as adjusted to exclude one-time expenses, for calendar years 2011 and 2012.

        The results of these analyses are summarized as follows:

	EV / Revenue		EV / EBITDA		GAAP P/E
	CY 2011E	CY 2012E	CY 2011E	CY 2012E	CY 2011E	CY 2012E
Selected Commercial Staffing Companies
High	0.43x	0.40x	8.6x	7.1x	21.6x	13.8x
Mean	0.30x	0.28x	7.5x	5.8x	15.1x	10.7x
Median	0.34x	0.32x	7.7x	5.9x	13.8x	10.3x
Low	0.11x	0.10x	6.5x	4.3x	11.6x	8.3x
Selected Professional Staffing Companies
High	1.61x	1.36x	13.2x	9.3x	27.8x	27.9x
Mean	0.64x	0.57x	9.9x	7.6x	20.1x	15.8x
Median	0.55x	0.51x	9.5x	7.3x	19.9x	14.7x
Low	0.19x	0.18x	7.1x	5.4x	13.1x	8.9x
SFN(1)	0.23x	0.21x	6.3x	5.0x	15.0x	10.9x

(1)
Based on Wall Street estimates.

        Foros also calculated and compared various financial multiples and ratios for the selected companies and the Company based on closing market share prices and other publicly available historical financial data as of July 19, 2011, the period from May 2010 to July 2011 and the period from February 2006 to October 2007, and consensus estimates from FactSet. For each of the companies, an index based on median closing market share prices for the Selected Commercial Staffing Companies and an index based on median closing market share prices for the Selected Professional Staffing Companies, Foros calculated:

  •
  estimated enterprise value as a multiple of estimated EBITDA for the historical next 12-month ("NTM") period, the period from May 2010 to July 2011 and the period from February 2006 to October 2007; and

  •
  estimated P/E ratio, as adjusted to exclude one-time expenses, for the historical NTM period, the period from May 2010 to July 2011 and the period from February 2006 to October 2007.

        The results of these analyses are summarized as follows:

	Enterprise Value / NTM EBITDA	P/E—NTM
SFN Shares Closing Price
July 19, 2011	5.6x	12.7x
May 2010 - July 2011 Median	6.0x	17.4x
February 2006 - October 2007 Median	6.6x	17.6x
Randstad Shares Closing Price	(as % of corresponding SFN statistic)
July 19, 2011	123%	80%
May 2010 - July 2011 Median	157%	82%
February 2006 - October 2007 Median	149%	83%
Selected Commercial Staffing Companies Index Price	(as % of corresponding SFN statistic)
July 19, 2011	109%	91%
May 2010 - July 2011 Median	133%	93%
February 2006 - October 2007 Median	133%	83%
Selected Professional Staffing Companies Index Price	(as % of corresponding SFN statistic)
July 19, 2011	144%	131%
May 2010 - July 2011 Median	160%	119%
February 2006 - October 2007 Median	148%	101%

        No company used in this analysis is identical or directly comparable to the Company. Accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the public trading or other values of the companies to which the Company was compared.

        Historical Stock Trading Review.    Foros reviewed the Offer Price to be received pursuant to the Offer and the Merger by holders of Shares in relation to market prices of the Shares over selected dates and selected periods.

        This review indicated that the Offer Price to be received pursuant to the Offer and the Merger by holders of Shares represented:

  •
  a premium of 53%, based on the closing market price of $9.17 per share on July 19, 2011;

  •
  a discount of (7%), based on the high closing market price of $15.04 per share for the 52-week period ended July 19, 2011;

  •
  a premium of 162%, based on the low closing market price of $5.35 per share for the 52-week period ended July 19, 2011;

  •
  a premium of 49%, based on the average closing market price of $9.42 per share for the 30-day period ended July 19, 2011;

  •
  a premium of 49%, based on the average closing market price of $9.40 per share for the 60-day period ended July 19, 2011; and

  •
  a premium of 40%, based on the average closing market price of $10.01 per share for the 90-day period ended July 19, 2011.

        Equity Research Analyst Price Target Statistics.    Foros reviewed the most recent publicly available research analyst price targets to be achieved in the next twelve months for the Shares prepared and published by seven selected equity research analysts prior to July 19, 2011. Foros noted that the range of recent equity analyst price targets for the Shares prior to that date was $10.00 to $17.00 per share, with a median price target of $15.00 per share. The results of these analyses are summarized in the following table:

Institution	12-Month Target Price	Date
Northcoast Research	—	7/15/2011
BMO Capital Markets US	$13.00	7/12/2011
Boenning & Scattergood	$15.00	7/11/2011
CL King & Associates	$15.00	7/08/2011
Robert W. Baird & Co	$15.00	4/27/2011
Deutsche Bank Research	$17.00	4/27/2011
J.P. Morgan	$10.00	4/27/2011

        The public market trading price targets published by equity research analysts do not necessarily reflect current market trading prices for the Shares and these estimates are subject to uncertainties, including the future financial performance of the Company and future financial market conditions.

        Illustrative Present Value of Future Stock Price Analysis.    Foros performed an illustrative analysis of the implied present value of the future price per Share. For this analysis, Foros used publicly available historical financial information for the Company and the financial information for the Company provided in the Company Forecasts and consensus estimates from FactSet and selected equity research. Foros first calculated implied values per Share for calendar year 2012, by applying the Company's 2011 estimated P/E multiple of 15.0x to various estimates of EPS of the Company for calendar year 2012, per the Company Forecasts, consensus estimates from FactSet and selected equity research, and then discounted such implied per Share values back one year using a discount rate of 19.3%. This analysis resulted in an implied per Share equity reference range of $10.39 to $12.62.

        Foros also calculated implied values per Share for calendar year 2012, by applying the Company's 2011 estimated enterprise value to EBITDA multiple of 6.3x to various estimates of EBITDA of the Company for calendar year 2012, per the Company Forecasts, consensus estimates from FactSet and selected equity research, and then discounted such implied per Share values back one year using a discount rate of 19.3%. This analysis resulted in an implied per Share equity reference range of $11.17 to $12.35.

        Selected Precedent Transactions Analysis.    Foros analyzed certain information relating to the following precedent transactions since 2006 selected based on the involvement of the target companies in the commercial and professional staffing sectors. Foros categorized these transactions based upon whether the trailing twelve month period prior to their announcement occurred during the depressed economic period from December 2007 to June 2009 (as delineated based on the National Bureau of Economic Research's September 20, 2010 announcement as to the duration of the 2008/2009 recession)

or during the normal economic periods of May 2006 to December 2007 and July 2010 to November, 2010.

Announcement Date	Target	Acquirer
Depressed Economic Period Based Upon Trailing Twelve Months
• June 18, 2010	• Intelligence Ltd.	• Kohlberg Kravis Roberts & Co.
• February 2, 2010	• COMSYS IT Partners, Inc.	• Manpower Inc.
• February 1, 2010	• Tatum, LLC	• SFN Group
• October 20, 2009	• MPS Group, Inc.	• Adecco S.A.
• August 11, 2009	• Spring Group plc	• Adecco S.A.
Normal Economic Period Based Upon Trailing Twelve Months
• November 12, 2010	• Pulse Staffing	• Blackstone Group
• November 2, 2010	• COMFORCE Corporation	• ABRY Partners, LLC
• August 13, 2010	• FujiStaff Holdings, Inc.	• Randstad Holding nv
• December 3, 2007	• Vedior NV	• Randstad Holding nv
• May 11, 2006	• RemedyTemp, Inc.	• Select Personnel Services

        Foros calculated and compared various financial multiples and ratios for the selected precedent transactions and the Offer based on information contained in the Company's financial statements, closing market share prices and other publicly available historical financial data, as well as consensus estimates from FactSet and CapitalIQ, for the twelve-month period preceding the public announcement of the relevant transaction, referred to as the LTM, and for the twelve-month period following the public announcement of the relevant transaction, referred to as the NTM period. For each selected precedent transaction and the Offer, Foros calculated:

  •
  annual percentage growth of estimated revenue over the NTM period;

  •
  estimated NTM gross margin;

  •
  total enterprise value as a multiple of estimated trailing revenue and as a multiple of estimated NTM revenue; and

  •
  total enterprise value as a multiple of estimated trailing EBITDA and as a multiple of estimated NTM EBITDA.

        The results of these analyses are summarized as follows:

			TEV / Revenue		TEV / EBITDA
	NTM Revenue Growth	NTM EBITDA Margin
			LTM	NTM	LTM	NTM
Depressed Economic Period
High	8%	5%	0.67x	0.70x	22.5x	28.4x
Mean	1%	3%	0.49x	0.46x	19.3x	15.2x
Median	1%	3%	0.59x	0.50x	19.1x	11.3x
Low	(4)%	1%	0.13x	0.13x	16.4x	9.9x
Normal Economic Period
High	9%	5%	0.48x	0.44x	22.5x	9.0x
Mean	7%	5%	0.35x	0.37x	12.5x	7.4x
Median	7%	5%	0.32x	0.37x	9.6x	7.4x
Low	5%	5%	0.24x	0.30x	8.2x	5.8x
SFN(1),(2)	6%	4%	0.36x	0.34x	10.8x	8.7x

(1)
Based on Offer Price and Wall Street estimates.

(2)
SFN LTM period represents the twelve month period ended July 20, 2011.

        No company, business or transaction used in this analysis is identical or directly comparable to the Company or the Offer and the Merger. Accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the acquisition or other values of the companies, business segments or transactions to which the Company and the Offer and the Merger were compared.

        Premia Paid.    Using publicly available historical financial data, Foros reviewed the undisturbed premia to be paid in selected 100% cash acquisitions of United States publicly traded companies announced since January 1, 2010 with enterprise values of between $500 million to $1 billion that were not subsequently terminated and which did not involve acquisitions of less than 100% of the target. The results of this review are summarized as follows:

	Target Unaffected Closing Market Share Price Premium
	1 Day Before Announcement	30 Days Before Announcement
All Transactions
High	77.0%	145.1%
Median	30.7%	42.2%
Mean	35.2%	45.5%
Low	10.4%	10.4%
Offer Price in the Offer and the Merger(1)	52.7%	58.6%

(1)
Percentage premium of the Offer Price over the closing market prices per Share on July 19, 2011, the day before the Offer and the Merger were announced, and 30 days prior thereto.

        Discounted Cash Flow Analysis.    Foros performed a discounted cash flow analysis on the Company using the Company Forecasts. Foros calculated the net present value of unlevered free cash flows for the Company based on management's projections for the second half of 2011 and calendar years 2012 through 2013, and on management's extrapolations of such projections through 2016. These unlevered free cash flows were discounted to June 30, 2011 using a discount rate of 17.5%, reflecting an estimate of the Company's weighted average cost of capital. Foros then calculated a normalized free cash flow figure in the terminal year and then applied perpetuity growth rates ranging from 3.0% to 5.0% to the terminal year free cash flow to calculate illustrative terminal values as of December 31, 2016. These illustrative terminal values were then discounted to June 30, 2011 to calculate implied indications of present value using a discount rate of 17.5%, reflecting an estimate of the Company's weighted average cost of capital. Foros then added the implied present values of the indicative unlevered free cash flows for the second half of 2011 and calendar years 2012 through 2016 to the range of implied present values of the illustrative terminal values to arrive at an implied per share equity reference range for the Shares of $11.02 to $11.86.

        Leveraged Buyout Analysis.    Foros performed a leveraged buyout analysis for the Company using the Company Forecasts. In performing the leveraged buyout analysis, Foros assumed a leverage multiple equal to 3.0x LTM EBITDA for the 12 months ending June 30, 2011. Foros then performed an analysis based on an assumed exit at the end of 2016 and $10 million of annual cost savings. Foros analyzed the effect of a range of illustrative exit LTM EBITDA multiples of 6.5x to 8.5x, which reflect illustrative implied prices at which a hypothetical financial buyer might exit its investment through a sale, and a range of illustrative required internal rates of equity returns upon exit of 20.0% to 25.0%. This analysis resulted in illustrative purchase prices per Share for a hypothetical financial buyer ranging from $10.94 to $14.85.

        The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to particular circumstances and, therefore, a financial opinion is not readily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Foros's opinion. Foros did not form an opinion or recommendation as to whether any individual analysis or factor, considered in isolation, supported or failed to support its opinion. Foros considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Foros made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the above analyses as a comparison is directly comparable to the Company or the Offer and the Merger.

        Foros prepared its analyses for purposes of providing its opinion to the Board as to the fairness from a financial point of view of the Offer Price to be received pursuant to the Offer and the Merger by holders of Shares. Foros's analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold or the prices at which any securities have traded or may trade at any time in the future. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by Foros's analyses. Because such analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of the Company, Parent or its affiliates, Foros or any other person assumes responsibility if future results are materially different from those forecast.

        The type and amount of consideration payable in the Offer and the Merger was determined through arm's-length negotiations between the Company and Parent and its affiliates and was approved by the Board. Foros provided advice to the Board during these negotiations. Foros did not, however, recommend any specific amount of consideration to the Company or the Board or that any specific amount of consideration constituted the only appropriate consideration for the Offer and the Merger.

        The decision to recommend and enter into the Merger Agreement was solely that of the Board. As described above in the section titled "Reasons for the Merger," Foros's opinion and analyses were only one of many factors considered by the Board in its evaluation of the Offer and the Merger and should not be viewed as determinative of the views of the Board with respect to the Offer and the Merger or the Offer Price. The foregoing summary does not purport to be a complete description of the analyses performed by Foros in connection with its opinion and is qualified in its entirety by reference to the written opinion of Foros attached as Annex A to this Statement.

        For a description of the terms of Foros's engagement, see the discussion under Item 5 below.

  Intent to Tender

        To the knowledge of the Company, to the extent permitted by applicable securities laws, rules or regulations, including Section 16(b) of the Exchange Act, each executive officer and director of the Company currently intends to tender all Shares over which he or she has sole dispositive power to Purchaser, other than Shares relating to Deferred Stock Units or issuable upon the exercise of Company Stock Options or the vesting of Restricted Stock Units.

Item 5.    Persons/Assets, Retained, Employed, Compensated or Used.

  Foros

        Foros and its affiliates in the past have provided and in the future may provide investment banking and other financial services to the Company and have received and in the future may receive compensation for the rendering of these services, including having acted as financial advisor to the Company on the acquisition of Tatum, LLC. In addition, Foros and its affiliates in the future may provide investment banking and other financial services to Parent and its affiliates and in the future may receive compensation for the rendering of these services.

        Foros has acted as financial advisor to the Board in connection with the Offer and the Merger and will receive fees for its services, a portion of which was payable in connection with Foros's conducting an analysis for purposes of determining whether it could render an opinion and a significant portion of which is contingent upon consummation of the Offer and the Merger. In addition, the Company has agreed to reimburse Foros for its expenses and indemnify Foros against certain liabilities arising out of Foros's engagement.

  Solicitations / Recommendations

        Neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the Company's stockholders with respect to the Offer.

Item 6.    Interest in Securities of the Subject Company.

        No transactions in Shares have been effected during the past 60 days by the Company or, to the knowledge of the Company, any current executive officer, director, affiliate or subsidiary of the Company, other than compensation of executive officers and directors in the ordinary course of business in connection with the Company's employee benefit plans.

Item 7.    Purpose of the Transaction and Plans or Proposals.

        Except as set forth in this Statement, the Company is not engaged in any negotiations in response to the Offer that relate to (1) a tender offer or other acquisition of the Company's securities by the Company, any of its subsidiaries or any other person, (2) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (3) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries or (4) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

Item 8.    Additional Information.

  Information Regarding Golden Parachute Compensation

  Background

        Messrs. Roy G. Krause, Mark W. Smith, William J. Grubbs and John D. Heins are the Company's current named executive officers (the "Named Executive Officers"). In this Schedule 14D-9, the Company is required to disclose any agreement or understanding, whether written or unwritten, between the Named Executive Officers and the Company or Parent concerning any type of compensation, whether present, deferred or contingent, that is based upon or otherwise relates to the Offer.

        As described further below, the Company maintains a "double-trigger" severance arrangement with Mr. Krause pursuant to the Change in Control Agreement between Mr. Krause and the Company, dated May 7, 2001, as amended May 7, 2002, November 30, 2003, October 6, 2004, March 9, 2005, December 15, 2008 and July 20, 2011 (the "CEO Change in Control Agreement"). Generally, this means that, following the consummation of the Offer, Mr. Krause would receive change in control severance payments and benefits upon (1) the termination of Mr. Krause's employment by the Company for any reason, (2) the voluntary termination of employment by Mr. Krause due to the Company's reduction (or non-payment) of Mr. Krause's base salary, (3) the voluntary termination of employment by Mr. Krause for any reason on or after January 1, 2012, or (4) Mr. Krause's death while employed by the Company, in each case within two years after the date of the "change in control" that occurs pursuant to the Merger Agreement (each, a "Qualifying Reason").

        In addition, as described further below, the Company maintains "double-trigger" severance arrangements with each of the Named Executive Officers other than Mr. Krause (collectively, the "Non-CEO Named Executive Officers") pursuant to change in control agreements (the "Non-CEO Change in Control Agreements" and, together with the CEO Change in Control Agreement, the "Change in Control Agreements"). The Non-CEO Change in Control Agreements provide for severance payments and benefits on a "double-trigger" basis. Generally, this means that a Non-CEO Named Executive Officer would receive change in control severance payments and benefits only if the Company terminates his employment without "cause," or if the Non-CEO Named Executive Officer terminates his employment with the Company for "good reason" (for example, as a result of material diminution in base compensation, position or responsibilities) (each, a "Qualifying Termination") during a period beginning on the date of the "change in control" and ending two years following the "change in control" (such period of time, the "Protection Period"). Upon his written request, each of the Non-CEO Named Executive Officers is also entitled to Company-paid outplacement assistance services for two years following a Qualifying Termination during the Protection Period.

        Furthermore, as described further below, each of the Named Executive Officers holds unvested equity incentive awards that were granted by the Company pursuant to the SFN Group, Inc. Amended and Restated 2006 Stock Incentive Plan (the "2006 Equity Plan"). Pursuant to the Merger Agreement, on a "single-trigger" basis, unvested equity awards held by the Named Executive Officers will vest upon the consummation of the Offer (and any performance-based equity awards will vest at the maximum achievement level).

        The Company also maintains a non-qualified deferred compensation plan, the Deferred Compensation Plan, for highly compensated employees who are not eligible to participate in the Company's 401(k) plan. Each of the Named Executive Officers other than Mr. Heins participates in the Deferred Compensation Plan. The Deferred Compensation Plan permits the Company to terminate the Deferred Compensation Plan and to distribute participant account balances on a "single-trigger" basis in connection with a "change in control."

        Consummation of the transactions contemplated by the Merger Agreement would constitute a "change in control" or "change of control," as applicable, under each of the Change in Control Agreements, the 2006 Equity Plan, the Spherion Corporation Deferred Stock Plan, and the Deferred Compensation Plan.

  Aggregate Amounts of Potential Compensation

        To provide you with meaningful information about the potential payments and benefits the Named Executive Officers could receive related to the consummation of the Offer and the closing of the Merger, the table below summarizes the total potential payments and benefits that the Named Executive Officers would be entitled to receive if (1) each of the Non-CEO Named Executive Officers' employment with the Company were terminated without "cause" or for "good reason" during the Protection Period and (2) Mr. Krause's employment were terminated for a Qualifying Reason following the consummation of the Offer.

  Golden Parachute Compensation

        The following table presents the estimated value of all amounts of compensation and benefits potentially payable to the Named Executive Officers that are based upon or otherwise relate to the Offer or the closing of the Merger, based on the Offer Price of $14.00 and assuming that both the consummation of the Offer and the Effective Time occur immediately prior to (1) Qualifying Termination of the Non-CEO Named Executive Officers' employment with the Company and (2) the termination of Mr. Krause's employment with the Company for a Qualifying Reason, in each case as of September 15, 2011.

Name	Cash ($)(1)(2)	Equity ($)(3)	Pension/ NQDC ($)(4)	Perquisites/ Benefits ($)(5)(2)	Tax Reimbursement ($)(6)(2)	Other ($)	Total ($)(2)
Roy G. Krause, President and Chief Executive Officer	$4,000,000	$8,213,632	N/A	$13,155	$2,960,055	N/A	$15,186,842
Mark W. Smith, Executive Vice President and Chief Financial Officer	$1,404,000	$4,676,228	N/A	$48,182	N/A	N/A	$6,128,410
William J. Grubbs, Executive Vice President and Chief Operating Officer	$1,638,000	$5,070,533	N/A	$42,541	N/A	N/A	$6,751,074
John D. Heins, Senior Vice President and Chief Human Resources Officer	$928,000	$2,379,070	N/A	$42,488	N/A	N/A	$3,349,558

(1)
For Mr. Krause, this amount includes a $3,500,000 lump sum payment plus a pro-rata portion of his 2011 annual bonus through the Effective Time, based on actual performance through the Effective Time (approximately $500,000), assuming achievement of the target performance level ($700,000 for 2011). For the Non-CEO Named Executive Officers, these amounts include a lump sum payment equal to two times their current base salary (in the aggregate for Mr. Smith $780,000, Mr. Grubbs $910,000, and Mr. Heins $580,000) plus two times their target annual incentive payment (in the aggregate for Mr. Smith $624,000, Mr. Grubbs $728,000, and Mr. Heins $348,000).

(2)
Except as otherwise provided in the footnotes to this table, these amounts would be payable only if a "double-trigger" occurred, as described in the narrative accompanying this table.

(3)
All equity acceleration occurs on a "single-trigger" basis (without the necessity for any termination of employment) and will be settled in cash (as described further below). These amounts include the following values representing the accelerated vesting of the Named Executive Officers' unvested stock options: Mr. Krause, $1,774,080; Mr. Smith, $632,160; Mr. Grubbs, $681,141; and Mr. Heins, $320,160. All of these stock option acceleration amounts are based on the difference between a price per Share of $14.00, which price is the Offer Price, and the exercise price of the applicable stock option. These amounts also include the following values representing the accelerated vesting of the Named Executive Officers' other unvested equity awards (including, without limitation, restricted stock units and performance share awards (at maximum performance level achievement)): Mr. Krause, $6,439,552; Mr. Smith, $4,044,068; Mr. Grubbs, $4,389,392; and Mr. Heins, $2,058,910. All of these other equity award acceleration amounts are based on a price per Share of $14.00, which price is the Offer Price. None of these amounts take into account any present value adjustments.

(4)
The table does not include amounts deferred under the Deferred Compensation Plan, as all such amounts are vested. The Deferred Compensation Plan permits the Company to terminate the Deferred Compensation Plan and to distribute participant account balances on a "single-trigger" basis in connection with a "change in control." Assuming that such a termination of the Deferred Compensation Plan occurred, each Named Executive Officer would be entitled to receive all amounts deferred under the Deferred Compensation Plan (in the aggregate for Mr. Krause $10,574,469, Mr. Smith $2,816,750, Mr. Grubbs $671,209, and Mr. Heins $0). These amounts represent account balances with respect to deferrals through June 26, 2011.

(5)
For Mr. Krause, this amount includes the estimated value of the employer portion of premiums in respect of coverage under COBRA for a period of 18 months following the termination date (in the aggregate $13,155). For each of the Non-CEO Named Executive Officers, these amounts include an estimated amount of executive outplacement services (in the aggregate $25,000 for each Non-CEO Named Executive Officer) and the estimated value of 24 months of continued health and welfare benefits (in the aggregate for Mr. Smith $23,182, Mr. Grubbs $17,541, and Mr. Heins $17,488).

(6)
For Mr. Krause, this amount is the estimated value of the additional amount payable by the Company to offset the impact of the so-called "golden parachute" excise tax in respect of certain of Mr. Krause's change in control payments and benefits. The calculation of this additional amount payable to Mr. Krause assumes a 45% effective income tax rate. Certain portions of this additional payment are payable in connection with amounts payable to Mr. Krause only if a "double-trigger" occurred, as described in the narrative accompanying this table. Other portions of this additional payment are payable in connection with amounts payable to Mr. Krause on a "single-trigger" basis (without the necessity for any termination of employment). The Non-CEO Named Executive Officers are not entitled to any such tax reimbursement as a result of their Qualifying Termination during the Protection Period.

  CEO Change in Control Agreement

        The CEO Change in Control Agreement is currently in effect and will continue in effect for Mr. Krause after the consummation of the Offer; provided that the amendment dated July 20, 2011 will become effective only upon the consummation of the Offer. As amended, the CEO Change in Control Agreement (1) requires Mr. Krause to provide transition services as reasonably requested by the Company after the consummation of the Offer and (2) provides for "double-trigger" change in control severance payments and benefits in the event of the termination of Mr. Krause's employment with the Company for a Qualifying Reason within two years after the date of the change in control that occurs pursuant to the Merger Agreement. The consummation of the transactions contemplated by the Merger Agreement would constitute a "change in control" under the CEO Change in Control Agreement.

        Pursuant to the terms of the CEO Change in Control Agreement, upon his termination of employment with the Company for a Qualifying Reason, Mr. Krause is entitled to the following benefits:

  •
  a lump sum cash payment equal $3,500,000;

  •
  a pro-rata portion of his 2011 annual bonus through the Effective Time, based on actual performance through the Effective Time; and

  •
  Reimbursement for the value of the employer portion of premiums in respect of coverage under COBRA for a period of 18 months from the termination date.

        The CEO Change in Control Agreement also provides that Mr. Krause is entitled to an additional payment, if necessary, to offset the impact of the so-called "golden parachute" excise tax in respect of payments or benefits that are deemed to be "excess parachute payments" within the meaning of Section 280G of the Internal Revenue Code of 1986, as amended (the "Code").

        Under the terms of the CEO Change in Control Agreement, Mr. Krause may not disclose any confidential information or data concerning the Company or its business during the term of Mr. Krause's employment or thereafter. In addition, pursuant to his employment agreement with the Company, during Mr. Krause's term of employment and for a period of one year following the date Mr. Krause ceases to be employed by the Company, Mr. Krause is subject to certain non-competition and non-solicitation obligations.

  Non-CEO Change in Control Agreements

        The Non-CEO Change in Control Agreements will continue in effect after the consummation of the Offer. The Non-CEO Change in Control Agreements provide for "double-trigger" change in control severance payments and benefits for Non-CEO Named Executive Officers' termination of employment without "cause" or for "good reason" within two years following a "change in control." The consummation of the transactions contemplated by the Merger Agreement would constitute a "change in control" under the Non-CEO Change in Control Agreements.

        Under the Non-CEO Change in Control Agreements, "cause" generally means, for each Non-CEO Named Executive Officer, the occurrence of any of the following:

  •
  the material violation of any of the terms and conditions of any written agreement with the Company (subject to 30-day notice and cure periods);

  •
  inattention to or failure to perform assigned duties and responsibilities competently for any reason other than due to disability (subject to 30-day notice and cure periods);

  •
  engaging in activities or conduct injurious to the reputation of the Company or its affiliates;

  •
  commission of an act of dishonesty, including, but not limited to, misappropriation of funds or any property of the Company;

  •
  commission of an act which constitutes a misdemeanor (involving an act of moral turpitude) or a felony;

  •
  the material violation of any of the written policies of the Company (subject to 30-day notice and cure periods);

  •
  refusal to perform his assigned duties and responsibilities or other insubordination (subject to 30-day notice and cure periods); or

  •
  unsatisfactory performance of duties as a result of alcohol or drug use.

        Under the Non-CEO Change in Control Agreements, "good reason" generally means, for each Non-CEO Named Executive Officer, the occurrence of any of the following events:

  •
  the assignment of duties inconsistent in any material adverse respect with his position, authority or responsibilities with the Company and its subsidiaries immediately prior to the change in control, or any other material adverse change in such position, authority, or responsibilities, as compared with his position immediately prior to the change in control;

  •
  a material reduction in base salary or annual or long term incentive compensation paid or payable as compared to that which was paid or made available immediately prior to the change in control, or the failure to increase compensation each year by an amount which is substantially the same, on a percentage basis, as the average annual percentage increase in the base salaries of other Company executives of comparable status;

  •
  the failure to continue to provide substantially similar perquisites or benefits in the aggregate to those enjoyed under the Company's benefit programs at the time of the change in control;

  •
  requiring him to be based at any office or location more than 50 miles from that location at which he performed his services immediately prior to the change in control, except for a relocation consented to in writing, or travel reasonably required in the performance of his responsibilities to the extent substantially consistent with his business travel obligations prior to the change in control;

  •
  any failure to obtain the assumption of the obligation to perform the Non-CEO Change in Control Agreement by any successor; or

  •
  any breach by the Company of any of the material provisions of the Non-CEO Change in Control Agreement or any material failure by the Company to carry out any of its obligations thereunder.

        Notwithstanding the foregoing, any of the circumstances described above may not serve as the basis for "good reason" unless (1) the Non-CEO Named Executive Officer provides written notice to the Company within 90 days of the initial existence of the condition(s) constituting "good reason" and (2) the Company fails to cure such condition(s) within 30 days after receipt from the Non-CEO Named Executive Officer of such notice.

        In the event that a Non-CEO Named Executive Officer's employment is terminated by the Company without "cause" or by him for "good reason" during the Protection Period, then the Non-CEO Change in Control Agreement provides that the Non-CEO Named Executive Officer is entitled to the following benefits:

  •
  a lump sum cash payment equal to two times his current base salary plus two times his target annual incentive payment;

  •
  continuation of health and welfare benefits for a period of 24 months following his termination of employment; and

  •
  upon his written request, Company-paid outplacement assistance services for two years following his termination of employment.

        If any payment or benefit received or to be received by any Non-CEO Named Executive Officer would be subject to the so-called "golden parachute" excise tax imposed under Section 4999 of the Code, then the Non-CEO Named Executive Officer's payments and benefits would be either delivered in full or delivered as to such lesser extent that would result in no portion of such benefits being subject to such excise taxes, whichever results in him receiving, on an after-tax basis, the greatest amount of benefits.

        Prior to receiving the benefits described in the Non-CEO Change in Control Agreements, the Non-CEO Named Executive Officer would be required to execute a general waiver and release of claims agreement and timely execute and deliver a non-disparagement agreement. In addition, benefits under the Non-CEO Change in Control Agreements are conditioned upon the Non-CEO Named Executive Officer not competing with the Company and not soliciting employees or customers of the Company or its affiliates, in each case for one year following his termination of employment. Each Non-CEO Named Executive Officer is also subject to an ongoing confidentiality obligation.

  Equity Awards

        Pursuant to the Merger Agreement, on a "single-trigger" basis, unvested equity awards held by the Named Executive Officers will vest upon the consummation of the Offer (and any performance-based equity awards will vest at the maximum achievement level). Each of the Named Executive Officers holds outstanding unvested Company equity awards. Pursuant to the terms of the Merger Agreement, the applicable Company equity plan and the applicable individual award agreements thereunder, as well as other Company actions in connection with the Offer and/or the Merger:

  •
  all outstanding Company stock options will be vested upon the consummation of the Offer, and will be cashed-out at the Effective Time in exchange for a lump sum cash amount equal to the excess, if any, of the Offer Price over the exercise price of the Company stock option, payable within 15 business days following the Effective Time; and

  •
  all other outstanding Company equity awards (including, without limitation, restricted stock units, performance stock awards and deferred stock awards) will be vested upon the consummation of the Offer, and will be converted, at the Effective Time, into a right to receive the Offer Price, payable within 15 business days following the Effective Time (but in no event later than December 31 of the year in which the Offer is consummated).

  Deferred Compensation Plan

        Each of the Named Executive Officers other than Mr. Heins participates in the Deferred Compensation Plan. The Deferred Compensation Plan permits the Company to terminate the Deferred Compensation Plan and to distribute participant account balances on a "single-trigger" basis in connection with a "change in control." The consummation of the transactions contemplated by the Merger Agreement would constitute a "change in control" under the Deferred Compensation Plan.

  Employee Stock Purchase Plan

        All employees, including the Named Executive Officers, who have been employed by the Company for at least six months may annually purchase up to $25,000 in value of Company stock at a 15% discount to the market through the Spherion Corporation Amended and Restated 2000 Employee Stock Purchase Plan (the "ESPP"). Following the date of the Merger Agreement, no new offering periods will be commenced under the ESPP. The offering period in effect as of the date of the Merger Agreement will terminate as set forth in the ESPP or, if earlier, immediately prior to the Effective Time (such earlier time, the "ESPP Termination Time"). Any funds accumulated under the ESPP during the final offering period will be used, as of the ESPP Termination Time, to acquire Shares in accordance with the terms of the ESPP. As of the Effective Time, the ESPP will be terminated.

  Section 203 of the Delaware General Corporation Law

        As a Delaware corporation, the Company is subject to Section 203 of the DGCL, which prevents certain "business combinations" with an "interested stockholder" (generally, any person who owns or has the right to acquire 15% or more of a corporation's outstanding voting stock) for a period of three years following the time such person became an interested stockholder, unless, among other things, prior to the time the interested stockholder became an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction in which the interested stockholder became an interested stockholder. The Board has taken all action necessary to exempt the Offer, the Merger, the Merger Agreement and the transactions contemplated thereby from the provisions of Section 203 of the DGCL, and such action is effective as of the date of the Merger Agreement.

  Appraisal Rights

        No appraisal rights are available to Company stockholders in connection with the Offer. However, if the Merger is consummated, a stockholder of the Company who has not tendered his or her Shares in the Offer will have rights under Section 262 of the DGCL to dissent from the Merger and demand appraisal of, and obtain payment in cash for the "fair value" of, such stockholder's Shares. Those rights, if the statutory procedures are complied with, could lead to a judicial determination of the fair value (immediately prior to the Effective Time) required to be paid in cash to dissenting stockholders of the Company for their Shares. Any such judicial determination of the fair value of the Shares would not necessarily include any element of value arising from the accomplishment or expectation of the Merger and could be based upon considerations other than, or in addition to, the Merger Consideration and the market value of the Shares, including asset values and the investment value of the Shares. The value so determined could be more or less than the Offer Price or the Merger Consideration.

        The Company's stockholders should be aware that investment banking opinions as to the fairness from a financial point of view of the consideration payable in a sale transaction, such as the Offer Price payable in the Offer and the Merger Consideration payable in the Merger, are not opinions as to fair value under Section 262 of the DGCL. If any Company stockholder who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses his or her right to appraisal and payment under the DGCL, such holder's Shares will thereupon be deemed to have been converted as of the Effective Time into the right to receive the Merger Consideration, without any interest thereon, in accordance with the Merger Agreement. A Company stockholder may withdraw his or her demand for appraisal by delivery to Parent of a written withdrawal of his or her demand for appraisal.

        Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights.

  Regulatory Approvals

        General.    Other than as described in this Statement, the Company, Parent and Purchaser are not aware of any approval or other action by any governmental, administrative or regulatory agency or authority that would be required for the acquisition or ownership of Shares pursuant to the Offer. Should any such approval or other action be required, the Company, Parent and Purchaser currently expect such approval or other action would be sought or taken.

        U.S. Antitrust.    Under the U.S. Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the "HSR Act"), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the United States Department of Justice (the "DOJ") and the United States Federal Trade Commission (the "FTC") and certain waiting period requirements have been satisfied. The purchase of Shares pursuant to the Offer and the consummation of the Merger is subject to these requirements.

        Furthermore, at any time before or after Purchaser's acquisition of Shares, the DOJ or the FTC could take such action under United States Antitrust Laws (as defined below) as it deems necessary or desirable in the public interest, including seeking to enjoin the acquisition of Shares pursuant to the Offer or otherwise seeking divestiture of Shares acquired by Purchaser or divestiture of substantial assets of Parent or its subsidiaries. Private parties, as well as state governments, may also bring legal action under United States Antitrust Laws under certain circumstances. The Company believes that the acquisition of Shares by Purchaser and the consummation of the Merger will not violate United States Antitrust Laws. Nevertheless, there can be no assurance that a challenge to the Offer or other acquisition of Shares by Purchaser on antitrust grounds will not be made or, if such a challenge is made, of the result.

        As used in this Statement, "United States Antitrust Laws" means and includes the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, and all other Federal and state statutes, rules, regulations, orders, decrees, administrative and judicial doctrines, and other laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade.

        Competition Act (Canada).    Part IX of the Competition Act (Canada) (the "Competition Act") requires that, subject to certain limited exceptions, the Commissioner of Competition (the "Commissioner") be notified by the parties to a certain class of transactions that exceeds the thresholds set out in the Competition Act (a "Notifiable Transaction"). The purchase of Shares pursuant to the Offer and the consummation of the Merger is a Notifiable Transaction.

        The parties to a Notifiable Transaction cannot complete the transaction until they have submitted to the Commissioner prescribed information and the applicable waiting period has expired or been terminated or waived by the Commissioner, provided that there is no order in effect prohibiting completion at the relevant time.

        The Company and the Purchaser have submitted to the Commissioner the prescribed information, as well as a request for an "advance ruling certificate" pursuant to subsection 102(1) of the Competition Act, stating that the Commissioner does not have sufficient grounds to challenge the transaction under Section 92 of the Competition Act or, in the alternative, for a "no-action" letter waiving the applicable waiting period and stating that the Commissioner does not, at that time, intend to challenge the transaction under Section 92 of the Competition Act.

        At any time before completion, or for up to one year after it has been substantially completed (if the Commissioner issues a "no-action" letter), the Commissioner may challenge the acquisition of Shares by the Purchaser and the completion of Merger. The Company believes that the acquisition of Shares by the Purchaser and the completion of the Merger will not violate the Competition Act. Nevertheless, there can be no assurance that a challenge to the Offer or other acquisition of Shares by Purchaser on antitrust grounds will not be made or, if such a challenge is made, of the result.

  Top-Up Option

        Pursuant to the terms of the Merger Agreement, the Company has granted to Purchaser an irrevocable option (the "Top-Up Option"), exercisable once upon the terms and subject to the conditions set forth in the Merger Agreement and only after the acceptance by Purchaser of all Shares tendered in the Offer, to purchase, at a price per Share equal to the Offer Price, a number of newly issued Shares (the "Top-Up Shares") that, when added to the number of Shares owned by Parent, Purchaser and their affiliates at the time of such exercise, will constitute no less than one Share more than 90% of the Shares outstanding immediately after such exercise and issuance.

        Purchaser may elect to pay the exercise price for the Top-Up Shares either (1) in cash, (2) by executing and delivering a promissory note having a principal amount equal to the balance of the aggregate purchase price for the Top-Up Shares or (3) by a combination of the methods set forth in (1) and (2), provided that payment of the par value of any Top-Up Shares must be in cash. Any such promissory note will bear simple interest at the rate of 5% per annum and will mature on the first anniversary of the date of execution.

        The Top-Up Option will terminate upon the earlier of the Effective Time and the termination of the Merger Agreement in accordance with its terms. The Top-Up Option is intended to expedite the timing of the completion of the Merger by permitting Purchaser to effect a merger pursuant to applicable Delaware law at a time when the approval of the Merger at a meeting of the stockholders of the Company would otherwise be assured because of Parent's and Purchaser's collective ownership of a majority of the Shares following completion of the Offer.

        The foregoing summary is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

  Short Form Merger

        The DGCL provides that, if a parent entity owns at least 90% of the outstanding shares of each class of the stock of a subsidiary that would otherwise be entitled to vote on a merger, that entity can effect a short form merger with that subsidiary without the action of the other stockholders of the subsidiary. Accordingly, if as a result of the Offer or otherwise, Purchaser acquires or controls at least 90% of the outstanding Shares, Purchaser could, and intends to, effect the Merger without prior notice to, or any action by, any other Company stockholder.

  Section 14(f) Information Statement

        The Information Statement attached as Annex B hereto is being furnished in connection with the possible designation by Purchaser, pursuant to the Merger Agreement, of certain persons who may be appointed to the Board, other than at a meeting of the Company's stockholders as described in Item 3 above and in the Information Statement, and is incorporated herein by reference.

Item 9.    Exhibits.

Exhibit No.	Description
(a)(1)	Offer to Purchase, dated August 1, 2011 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO).
(a)(2)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).
(a)(3)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).
(a)(4)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).
(a)(5)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).
(a)(6)	Press release issued by the Company, dated July 20, 2011 (incorporated by reference to Exhibit 99.01 to the Company's Form 8-K filed on July 21, 2011).
(a)(7)	Transcript of Conference Call, dated July 21, 2011 (incorporated by reference to Exhibit 99.01 to the Company's Schedule 14D-9-C filed on July 21, 2011).
(a)(8)	Summary advertisement as published in the Wall Street Journal on August 1, 2011 (incorporated by reference to Exhibit (a)(5)(D) to Parent's Schedule TO filed on August 1, 2011).
(a)(9)	Press release issued by Parent, dated August 1, 2011 (incorporated by reference to Exhibit (a)(5)(E) to Parent's Schedule TO filed on August 1, 2011).
(e)(1)	Agreement and Plan of Merger, dated as of July 20, 2011, by and among the Company, Purchaser and Parent (incorporated by reference to Exhibit 2.01 to the Company's Form 8-K filed on July 21, 2011).
(e)(2)	Guarantee, dated as of July 20, 2011, by Randstad in favor of the Company (incorporated by reference to Exhibit 10.01 to the Company's Form 8-K filed on July 21, 2011).
(e)(3)	Norrell Corporation 1994 Stock Incentive Plan (incorporated by reference to Exhibit 10.27 to Norrell Corporation's Registration Statement on Form S-1 filed on June 10, 1994).
(e)(4)	Form of Indemnification Agreement between Spherion Corporation and each director of Spherion Corporation, dated August 10, 1999 for all directors except James J. Forese, David R. Parker, Anne Szostak, and Barbara Pellow (incorporated by reference to Exhibit 10.2 to the Company's Form 10-Q for the quarter ended September 24, 1999). The Indemnification Agreements for Messrs. Forese and Parker are dated February 25, 2003, Ms. Szostak's Indemnification Agreement is dated March 21, 2005 and Ms. Pellow's Indemnification Agreement is dated October 6, 2006.
(e)(5)	Spherion Corporation 2000 Stock Incentive Plan (incorporated by reference to Exhibit 10.22 to the Company's Form 10-K for the fiscal year ended December 29, 2000).
(e)(6)	Spherion Corporation Amended and Restated 2000 Employee Stock Purchase Plan, as last amended May 19, 2004 (incorporated by reference to Exhibit 10.39 to the Company's Form 10-Q for the quarter ended June 25, 2004).
(e)(7)	Spherion Corporation form of 2000 Stock Incentive Plan Stock Option Agreement (incorporated by reference to Exhibit 10.65 to the Company's Form 10-K for the fiscal year ended December 31, 2004).

Exhibit No.	Description
(e)(8)	Spherion Corporation Deferred Stock Plan (as amended and restated December 20, 2002) (incorporated by reference to Exhibit 10.59 to the Company's Form 10-K for the fiscal year ended December 27, 2002).
(e)(9)	Spherion Corporation form of standard Deferred Stock Agreement (incorporated by reference to Exhibit 10.66 to the Company's Form 10-K for the fiscal year ended December 31, 2004).
(e)(10)	Spherion Corporation form of Deferred Stock Agreement with vesting criteria related to implementation of enterprise resource planning system (incorporated by reference to Exhibit 10.67 to the Company's Form 10-K for the fiscal year ended December 31, 2004).
(e)(11)	Spherion Corporation form of Deferred Stock Agreement with vesting criteria related to EPS targets (incorporated by reference to Exhibit 10.74 to the Company's Form 10-K for the fiscal year ended December 31, 2004).
(e)(12)	Restated Employment Agreement by and between Spherion Corporation and Roy G. Krause, amended through March 9, 2005 (incorporated by reference to Exhibit 10.55 to the Company's Form 10-K for the fiscal year ended December 31, 2004).
(e)(13)	Restated Change in Control Agreement by and between Spherion Corporation and Roy G. Krause, amended through March 9, 2005 (incorporated by reference to Exhibit 10.56 to the Company's Form 10-K for the fiscal year ended December 31, 2004).
(e)(14)	Spherion Corporation Deferred Compensation Plan amended and restated as of January 1, 2005 (incorporated by reference to Exhibit 99.1 to the Company's Form 8-K filed January 5, 2006).
(e)(15)	Spherion Corporation Outside Directors' Compensation Plan, effective July 1, 2005 (incorporated by reference to Exhibit 10.19 to the Company's Form 10-Q for the quarter ended July 3, 2005).
(e)(16)	Spherion Corporation Corporate Executives Management 2005 Variable Pay Plan for the individuals listed on Schedule A attached thereto (incorporated by reference to Exhibit 10.72 to the Company's Form 10-K for the fiscal year ended December 31, 2004).
(e)(17)	Spherion Corporation Line of Business Executive Management 2005 Variable Pay Plan for the individuals listed on Schedule A attached thereto (incorporated by reference to Exhibit 10.73 to the Company's Form 10-K for the fiscal year ended December 31, 2004).
(e)(18)	Spherion Corporation Corporate Executives Management 2006 Variable Pay Plan for the individuals listed on Schedule A attached thereto (incorporated by reference to Exhibit 10.3 to the Company's Form 10-K for the fiscal year ended January 1, 2006).
(e)(19)	Spherion Corporation Line of Business Executive Management 2006 Variable Pay Plan for the individuals listed on Schedule A attached thereto (incorporated by reference to Exhibit 10.4 to the Company's Form 10-K for the fiscal year ended January 1, 2006).
(e)(20)	Spherion Corporation 2006 Stock Incentive Plan (incorporated by reference to Appendix C to the Company's Proxy Statement filed on April 7, 2006).
(e)(21)	Spherion Corporation Director Deferred Restricted Stock Unit Agreement (incorporated by reference to Exhibit 99.1 to the Company's Form 8-K filed July 3, 2006).
(e)(22)	Spherion Corporation revised form of Notice of Grant of Stock Options and Option Agreement (incorporated by reference to Exhibit 99.1 to the Company's Form 8-K filed on September 27, 2006).

Exhibit No.	Description
(e)(23)	Spherion Corporation form of Deferred Stock Agreement with performance based vesting criteria (incorporated by reference to Exhibit 10.68 to the Company's Form 10-K for the fiscal year ended January 1, 2006).
(e)(24)	Form of Restated Employment Agreement by and between Spherion Corporation and the individuals listed on Schedule A attached thereto (incorporated by reference to Exhibit 10.57 to the Company's Form 10-K for the fiscal year ended January 1, 2006).
(e)(25)	Spherion Corporation Corporate Executives Management 2007 Variable Pay Plan (incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed on February 6, 2007).
(e)(26)	Spherion Corporation form of Deferred Restricted Stock Unit Agreement based on Corporate EPS Vesting Criteria (incorporated by reference to Exhibit 10.9 to the Company's Form 10-K for the fiscal year ended December 31, 2006).
(e)(27)	Form of Restated Employment Agreement by and between Spherion Corporation and the individuals listed on Schedule A to the Company's Form 10-K for the fiscal year ended December 31, 2006 (incorporated by reference to Exhibit 10.62 to the Company's Form 10-K for the fiscal year ended December 31, 2006).
(e)(28)	Separation Agreement effective March 7, 2007, by and between Spherion Corporation and Byrne K. Mulrooney (incorporated by reference to Exhibit 10.10 to the Company's Form 10-Q for the quarter ended April 1, 2007).
(e)(29)	First Amendment, dated January 10, 2007, to the Spherion Corporation Deferred Compensation Plan, amended and restated as of January 1, 2005 (incorporated by reference to Exhibit 10.20 to the Company's Form 10-Q for the quarter ended April 1, 2007).
(e)(30)	Deferred Stock Unit Agreement for Roy G. Krause relating to 700,000 Deferred Stock Units granted to Mr. Krause on August 27, 2007 (incorporated by reference to Exhibit 10.1 to the Company's Form 10-Q for the quarter ended September 30, 2007).
(e)(31)	Form of Restated Change in Control Agreement by and between Spherion Corporation and the individuals listed on Schedule A attached to the Company's Form 10-K for the fiscal year ended December 31, 2006 (incorporated by reference to Exhibit 10.58 to the Company's Form 10-K for the fiscal year ended December 31, 2006).
(e)(32)	Spherion Corporation Outside Directors' Compensation Plan (incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed on May 16, 2007).
(e)(33)	Spherion Corporation Corporate Executives Management 2008 Variable Pay Plan (incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed February 22, 2008).
(e)(34)	Restricted Stock Unit Agreement for Roy G. Krause relating to 120,000 restricted Stock Units awarded to Mr. Krause on February 18, 2008 (incorporated by reference to Exhibit 10.2 to the Company's Form 10-Q for the quarter ended March 30, 2008).
(e)(35)	Restricted Stock Unit Agreement for Mark W. Smith relating to 75,000 restricted Stock Units awarded to Mr. Smith on February 18, 2008 (incorporated by reference to Exhibit 10.3 to the Company's Form 10-Q for the quarter ended March 30, 2008).
(e)(36)	Restricted Stock Unit Agreement for William J. Grubbs relating to 90,000 restricted Stock Units awarded to Mr. Grubbs on February 18, 2008 (incorporated by reference to Exhibit 10.4 to the Company's Form 10-Q for the quarter ended March 30, 2008).

Exhibit No.	Description
(e)(37)	Restricted Stock Unit Agreement for John D. Heins relating to 25,000 restricted Stock Units awarded to Mr. Heins on February 18, 2008 (incorporated by reference to Exhibit 10.5 to the Company's Form 10-Q for the quarter ended March 30, 2008).
(e)(38)	Amendment to Employment Agreement dated December 15, 2008, by and between Spherion Corporation and Roy G. Krause (incorporated by reference to Exhibit 10.1 to the Company's Form 10-Q for the quarter ended March 29, 2009).
(e)(39)	Amendment to Employment Agreement dated December 31, 2008, by and between Spherion Corporation and Mark W. Smith, filed as Exhibit 10.2 to the Company's Form 10-Q for the quarter ended March 29, 2009, is incorporated herein by reference.
(e)(40)	Amendment to Employment Agreement dated December 16, 2008, by and between Spherion Corporation and William J. Grubbs (incorporated by reference to Exhibit 10.3 to the Company's Form 10-Q for the quarter ended March 29, 2009).
(e)(41)	Amendment to Employment Agreement dated December 15, 2008, by and between Spherion Corporation and John D. Heins (incorporated by reference to Exhibit 10.4 to the Company's Form 10-Q for the quarter ended March 29, 2009).
(e)(42)	Amendment to Change in Control Agreement dated December 15, 2008, by and between Spherion Corporation and Roy G. Krause (incorporated by reference to Exhibit 10.6 to the Company's Form 10-Q for the quarter ended March 29, 2009).
(e)(43)	Amendment to Change in Control Agreement dated December 31, 2008, by and between Spherion Corporation and Mark W. Smith (incorporated by reference to Exhibit 10.7 to the Company's Form 10-Q for the quarter ended March 29, 2009).
(e)(44)	Amendment to Change in Control Agreement dated December 16, 2008, by and between Spherion Corporation and William J. Grubbs (incorporated by reference to Exhibit 10.8 to the Company's Form 10-Q for the quarter ended March 29, 2009).
(e)(45)	Amendment to Change in Control Agreement, dated December 15, 2008, by and between Spherion Corporation and John D. Heins (incorporated by reference to Exhibit 10.9 to the Company's Form 10-Q for the quarter ended March 29, 2009).
(e)(46)	Spherion Corporation 2009 Variable Pay Plan (incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed on February 23, 2009).
(e)(47)	SFN Group, Inc. 2010 Variable Pay Plan (incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed on February 22, 2010).
(e)(48)	Amendment to Change in Control Agreement, dated December 23, 2009, by and between Spherion Corporation and Mark W. Smith (incorporated by reference to Exhibit 10.45 to the Company's Form 10-K for the fiscal year ended December 27, 2009).
(e)(49)	Amendment to Change in Control Agreement, dated December 4, 2009, by and between Spherion Corporation and William J. Grubbs (incorporated by reference to Exhibit 10.46 to the Company's Form 10-K for the fiscal year ended December 27, 2009).
(e)(50)	Amendment to Change in Control Agreement, dated December 7, 2009, by and between Spherion Corporation and John D. Heins (incorporated by reference to Exhibit 10.47 to the Company's Form 10-K for the fiscal year ended December 27, 2009).
(e)(51)	SFN Group, Inc. 2011 Variable Pay Plan (portions of this exhibit have been omitted and filed separately with the Securities and Exchange Commission pursuant to a request for confidential treatment) (incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed on March 4, 2011).

Exhibit No.	Description
(e)(52)	SFN Group, Inc. Amended and Restated 2006 Stock Incentive Plan (incorporated by reference to Annex A to the Company's Definitive Proxy Statement on Schedule 14A filed on April 7, 2011).
(e)(53)	Amendment to Change in Control Agreement, dated as of July 20, 2011, by and between SFN Group, Inc. and Roy G. Krause (incorporated by reference to Exhibit 10.02 to the Company's Form 8-K filed on July 21, 2011).
(e)(54)	Confidentiality Agreement, dated as of June 7, 2011, by and between SFN Group, Inc. and Randstad Holding nv.
(e)(55)	Confidentiality Agreement, dated as of June 9, 2011, by and between Randstad Holding nv and SFN Group, Inc.
Annex A	Opinion of Foros, dated July 20, 2011.
Annex B	Information Statement of the Company, dated as of August 1, 2011.

 SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 1, 2011

SFN GROUP, INC.
By:	/s/ MARK W. SMITH
Name:	Mark W. Smith
Title:	Executive Vice President and Chief Financial Officer

 EXHIBIT INDEX

Exhibit No.	Description
(a)(1)	Offer to Purchase, dated August 1, 2011 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO).
(a)(2)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).
(a)(3)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).
(a)(4)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).
(a)(5)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).
(a)(6)	Press release issued by the Company, dated July 20, 2011 (incorporated by reference to Exhibit 99.01 to the Company's Form 8-K filed on July 21, 2011).
(a)(7)	Transcript of Conference Call, dated July 21, 2011 (incorporated by reference to Exhibit 99.01 to the Company's Schedule 14D-9-C filed on July 21, 2011).
(a)(8)	Summary advertisement as published in the Wall Street Journal on August 1, 2011 (incorporated by reference to Exhibit (a)(5)(D) to Parent's Schedule TO filed on August 1, 2011).
(a)(9)	Press release issued by Parent, dated August 1, 2011 (incorporated by reference to Exhibit (a)(5)(E) to Parent's Schedule TO filed on August 1, 2011).
(e)(1)	Agreement and Plan of Merger, dated as of July 20, 2011, by and among the Company, Purchaser and Parent (incorporated by reference to Exhibit 2.01 to the Company's Form 8-K filed on July 21, 2011).
(e)(2)	Guarantee, dated as of July 20, 2011, by Randstad in favor of the Company (incorporated by reference to Exhibit 10.01 to the Company's Form 8-K filed on July 21, 2011).
(e)(3)	Norrell Corporation 1994 Stock Incentive Plan (incorporated by reference to Exhibit 10.27 to Norrell Corporation's Registration Statement on Form S-1 filed on June 10, 1994).
(e)(4)	Form of Indemnification Agreement between Spherion Corporation and each director of Spherion Corporation, dated August 10, 1999 for all directors except James J. Forese, David R. Parker, Anne Szostak, and Barbara Pellow (incorporated by reference to Exhibit 10.2 to the Company's Form 10-Q for the quarter ended September 24, 1999). The Indemnification Agreements for Messrs. Forese and Parker are dated February 25, 2003, Ms. Szostak's Indemnification Agreement is dated March 21, 2005 and Ms. Pellow's Indemnification Agreement is dated October 6, 2006.
(e)(5)	Spherion Corporation 2000 Stock Incentive Plan (incorporated by reference to Exhibit 10.22 to the Company's Form 10-K for the fiscal year ended December 29, 2000).
(e)(6)	Spherion Corporation Amended and Restated 2000 Employee Stock Purchase Plan, as last amended May 19, 2004 (incorporated by reference to Exhibit 10.39 to the Company's Form 10-Q for the quarter ended June 25, 2004).
(e)(7)	Spherion Corporation form of 2000 Stock Incentive Plan Stock Option Agreement (incorporated by reference to Exhibit 10.65 to the Company's Form 10-K for the fiscal year ended December 31, 2004).
(e)(8)	Spherion Corporation Deferred Stock Plan (as amended and restated December 20, 2002) (incorporated by reference to Exhibit 10.59 to the Company's Form 10-K for the fiscal year ended December 27, 2002).

Exhibit No.	Description
(e)(9)	Spherion Corporation form of standard Deferred Stock Agreement (incorporated by reference to Exhibit 10.66 to the Company's Form 10-K for the fiscal year ended December 31, 2004).
(e)(10)	Spherion Corporation form of Deferred Stock Agreement with vesting criteria related to implementation of enterprise resource planning system (incorporated by reference to Exhibit 10.67 to the Company's Form 10-K for the fiscal year ended December 31, 2004).
(e)(11)	Spherion Corporation form of Deferred Stock Agreement with vesting criteria related to EPS targets (incorporated by reference to Exhibit 10.74 to the Company's Form 10-K for the fiscal year ended December 31, 2004).
(e)(12)	Restated Employment Agreement by and between Spherion Corporation and Roy G. Krause, amended through March 9, 2005 (incorporated by reference to Exhibit 10.55 to the Company's Form 10-K for the fiscal year ended December 31, 2004).
(e)(13)	Restated Change in Control Agreement by and between Spherion Corporation and Roy G. Krause, amended through March 9, 2005 (incorporated by reference to Exhibit 10.56 to the Company's Form 10-K for the fiscal year ended December 31, 2004).
(e)(14)	Spherion Corporation Deferred Compensation Plan amended and restated as of January 1, 2005 (incorporated by reference to Exhibit 99.1 to the Company's Form 8-K filed January 5, 2006).
(e)(15)	Spherion Corporation Outside Directors' Compensation Plan, effective July 1, 2005 (incorporated by reference to Exhibit 10.19 to the Company's Form 10-Q for the quarter ended July 3, 2005).
(e)(16)	Spherion Corporation Corporate Executives Management 2005 Variable Pay Plan for the individuals listed on Schedule A attached thereto (incorporated by reference to Exhibit 10.72 to the Company's Form 10-K for the fiscal year ended December 31, 2004).
(e)(17)	Spherion Corporation Line of Business Executive Management 2005 Variable Pay Plan for the individuals listed on Schedule A attached thereto (incorporated by reference to Exhibit 10.73 to the Company's Form 10-K for the fiscal year ended December 31, 2004).
(e)(18)	Spherion Corporation Corporate Executives Management 2006 Variable Pay Plan for the individuals listed on Schedule A attached thereto (incorporated by reference to Exhibit 10.3 to the Company's Form 10-K for the fiscal year ended January 1, 2006).
(e)(19)	Spherion Corporation Line of Business Executive Management 2006 Variable Pay Plan for the individuals listed on Schedule A attached thereto (incorporated by reference to Exhibit 10.4 to the Company's Form 10-K for the fiscal year ended January 1, 2006).
(e)(20)	Spherion Corporation 2006 Stock Incentive Plan (incorporated by reference to Appendix C to the Company's Proxy Statement filed on April 7, 2006).
(e)(21)	Spherion Corporation Director Deferred Restricted Stock Unit Agreement (incorporated by reference to Exhibit 99.1 to the Company's Form 8-K filed July 3, 2006).
(e)(22)	Spherion Corporation revised form of Notice of Grant of Stock Options and Option Agreement (incorporated by reference to Exhibit 99.1 to the Company's Form 8-K filed on September 27, 2006).
(e)(23)	Spherion Corporation form of Deferred Stock Agreement with performance based vesting criteria (incorporated by reference to Exhibit 10.68 to the Company's Form 10-K for the fiscal year ended January 1, 2006).
(e)(24)	Form of Restated Employment Agreement by and between Spherion Corporation and the individuals listed on Schedule A attached thereto (incorporated by reference to Exhibit 10.57 to the Company's Form 10-K for the fiscal year ended January 1, 2006).

Exhibit No.	Description
(e)(25)	Spherion Corporation Corporate Executives Management 2007 Variable Pay Plan (incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed on February 6, 2007).
(e)(26)	Spherion Corporation form of Deferred Restricted Stock Unit Agreement based on Corporate EPS Vesting Criteria (incorporated by reference to Exhibit 10.9 to the Company's Form 10-K for the fiscal year ended December 31, 2006).
(e)(27)	Form of Restated Employment Agreement by and between Spherion Corporation and the individuals listed on Schedule A to the Company's Form 10-K for the fiscal year ended December 31, 2006 (incorporated by reference to Exhibit 10.62 to the Company's Form 10-K for the fiscal year ended December 31, 2006).
(e)(28)	Separation Agreement effective March 7, 2007, by and between Spherion Corporation and Byrne K. Mulrooney (incorporated by reference to Exhibit 10.10 to the Company's Form 10-Q for the quarter ended April 1, 2007).
(e)(29)	First Amendment, dated January 10, 2007, to the Spherion Corporation Deferred Compensation Plan, amended and restated as of January 1, 2005 (incorporated by reference to Exhibit 10.20 to the Company's Form 10-Q for the quarter ended April 1, 2007).
(e)(30)	Deferred Stock Unit Agreement for Roy G. Krause relating to 700,000 Deferred Stock Units granted to Mr. Krause on August 27, 2007 (incorporated by reference to Exhibit 10.1 to the Company's Form 10-Q for the quarter ended September 30, 2007).
(e)(31)	Form of Restated Change in Control Agreement by and between Spherion Corporation and the individuals listed on Schedule A attached to the Company's Form 10-K for the fiscal year ended December 31, 2006 (incorporated by reference to Exhibit 10.58 to the Company's Form 10-K for the fiscal year ended December 31, 2006).
(e)(32)	Spherion Corporation Outside Directors' Compensation Plan (incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed on May 16, 2007).
(e)(33)	Spherion Corporation Corporate Executives Management 2008 Variable Pay Plan (incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed February 22, 2008).
(e)(34)	Restricted Stock Unit Agreement for Roy G. Krause relating to 120,000 restricted Stock Units awarded to Mr. Krause on February 18, 2008 (incorporated by reference to Exhibit 10.2 to the Company's Form 10-Q for the quarter ended March 30, 2008).
(e)(35)	Restricted Stock Unit Agreement for Mark W. Smith relating to 75,000 restricted Stock Units awarded to Mr. Smith on February 18, 2008 (incorporated by reference to Exhibit 10.3 to the Company's Form 10-Q for the quarter ended March 30, 2008).
(e)(36)	Restricted Stock Unit Agreement for William J. Grubbs relating to 90,000 restricted Stock Units awarded to Mr. Grubbs on February 18, 2008 (incorporated by reference to Exhibit 10.4 to the Company's Form 10-Q for the quarter ended March 30, 2008).
(e)(37)	Restricted Stock Unit Agreement for John D. Heins relating to 25,000 restricted Stock Units awarded to Mr. Heins on February 18, 2008 (incorporated by reference to Exhibit 10.5 to the Company's Form 10-Q for the quarter ended March 30, 2008).
(e)(38)	Amendment to Employment Agreement dated December 15, 2008, by and between Spherion Corporation and Roy G. Krause (incorporated by reference to Exhibit 10.1 to the Company's Form 10-Q for the quarter ended March 29, 2009).
(e)(39)	Amendment to Employment Agreement dated December 31, 2008, by and between Spherion Corporation and Mark W. Smith, filed as Exhibit 10.2 to the Company's Form 10-Q for the quarter ended March 29, 2009, is incorporated herein by reference.

Exhibit No.	Description
(e)(40)	Amendment to Employment Agreement dated December 16, 2008, by and between Spherion Corporation and William J. Grubbs (incorporated by reference to Exhibit 10.3 to the Company's Form 10-Q for the quarter ended March 29, 2009).
(e)(41)	Amendment to Employment Agreement dated December 15, 2008, by and between Spherion Corporation and John D. Heins (incorporated by reference to Exhibit 10.4 to the Company's Form 10-Q for the quarter ended March 29, 2009).
(e)(42)	Amendment to Change in Control Agreement dated December 15, 2008, by and between Spherion Corporation and Roy G. Krause (incorporated by reference to Exhibit 10.6 to the Company's Form 10-Q for the quarter ended March 29, 2009).
(e)(43)	Amendment to Change in Control Agreement dated December 31, 2008, by and between Spherion Corporation and Mark W. Smith (incorporated by reference to Exhibit 10.7 to the Company's Form 10-Q for the quarter ended March 29, 2009).
(e)(44)	Amendment to Change in Control Agreement dated December 16, 2008, by and between Spherion Corporation and William J. Grubbs (incorporated by reference to Exhibit 10.8 to the Company's Form 10-Q for the quarter ended March 29, 2009).
(e)(45)	Amendment to Change in Control Agreement, dated December 15, 2008, by and between Spherion Corporation and John D. Heins (incorporated by reference to Exhibit 10.9 to the Company's Form 10-Q for the quarter ended March 29, 2009).
(e)(46)	Spherion Corporation 2009 Variable Pay Plan (incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed on February 23, 2009).
(e)(47)	SFN Group, Inc. 2010 Variable Pay Plan (incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed on February 22, 2010).
(e)(48)	Amendment to Change in Control Agreement, dated December 23, 2009, by and between Spherion Corporation and Mark W. Smith (incorporated by reference to Exhibit 10.45 to the Company's Form 10-K for the fiscal year ended December 27, 2009).
(e)(49)	Amendment to Change in Control Agreement, dated December 4, 2009, by and between Spherion Corporation and William J. Grubbs (incorporated by reference to Exhibit 10.46 to the Company's Form 10-K for the fiscal year ended December 27, 2009).
(e)(50)	Amendment to Change in Control Agreement, dated December 7, 2009, by and between Spherion Corporation and John D. Heins (incorporated by reference to Exhibit 10.47 to the Company's Form 10-K for the fiscal year ended December 27, 2009).
(e)(51)	SFN Group, Inc. 2011 Variable Pay Plan (portions of this exhibit have been omitted and filed separately with the Securities and Exchange Commission pursuant to a request for confidential treatment) (incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed on March 4, 2011).
(e)(52)	SFN Group, Inc. Amended and Restated 2006 Stock Incentive Plan (incorporated by reference to Annex A to the Company's Definitive Proxy Statement on Schedule 14A filed on April 7, 2011).
(e)(53)	Amendment to Change in Control Agreement, dated as of July 20, 2011, by and between SFN Group, Inc. and Roy G. Krause (incorporated by reference to Exhibit 10.02 to the Company's Form 8-K filed on July 21, 2011).
(e)(54)	Confidentiality Agreement, dated as of June 7, 2011, by and between SFN Group, Inc. and Randstad Holding nv.
(e)(55)	Confidentiality Agreement, dated as of June 9, 2011, by and between Randstad Holding nv and SFN Group, Inc.
Annex A	Opinion of Foros, dated July 20, 2011.
Annex B	Information Statement of the Company, dated as of August 1, 2011.

Annex A

July 20, 2011

The Board of Directors
SFN Group, Inc.
2050 Spectrum Boulevard
Fort Lauderdale, FL 33309

Members of the Board of Directors:

We understand that SFN Group, Inc. ("SFN") proposes to enter into the Agreement and Plan of Merger, dated as of July 20, 2011 (the "Merger Agreement"), among SFN, Randstad North America, L.P., a Delaware limited partnership ("Parent") and Cosmo Delaware Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Parent ("Merger Sub"), pursuant to which, among other things, (i) Merger Sub would commence a tender offer (the "Tender Offer") for all the outstanding shares of the common stock, par value $0.01 per share, of SFN ("SFN Common Stock") for $14.00 per share, net to the seller in cash (the "Consideration"), and (ii) Merger Sub will merge with and into SFN (the "Merger"), pursuant to which each share of SFN Common Stock (other than shares of SFN Common Stock held in treasury or held by Parent or Merger Sub or as to which dissenters' rights have been perfected) would be converted into the right to receive an amount in cash equal to the Consideration. The Tender Offer and the Merger, taken together, are referred to as the "Transaction." The terms and conditions of the Transaction are more fully set forth in the Merger Agreement.

You have requested our opinion as to the fairness, from a financial point of view, to the holders of SFN Common Stock of the Consideration to be received by such holders in the Transaction.

In connection with this opinion, we have, among other things:

  (1)
  reviewed certain publicly available business and financial information relating to SFN that we deemed relevant;

  (2)
  reviewed certain information, including financial forecasts (the "SFN Forecasts") and other financial and operating data concerning SFN, prepared by the management of SFN;

  (3)
  discussed the past and current business, operations, financial condition and prospects of SFN with members of senior management of SFN;

  (4)
  reviewed the trading history for SFN Common Stock and a comparison of that trading history with the trading histories of certain other publicly traded companies we deemed relevant;

  (5)
  compared certain financial and stock market information of SFN with similar publicly available information of certain other companies we deemed relevant;

  (6)
  compared the proposed financial terms of the Transaction with the financial terms, to the extent publicly available, of certain other transactions we deemed relevant;

  (7)
  reviewed the Merger Agreement; and

  (8)
  performed such other analyses and studies and considered such other factors as we deemed appropriate.

In arriving at our opinion, we have assumed and relied upon, without independent verification, the accuracy and completeness of all of the financial and other information and data, including without limitation the SFN Forecasts, publicly available or provided to or otherwise reviewed by or discussed with us and have relied upon the assurances of the management of SFN that they are not aware of any facts or circumstances that would make such information or data inaccurate or misleading in any material respect. With respect to the SFN Forecasts, we have assumed, at your direction and without independent verification, that such forecasts have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of SFN as to the future financial performance of SFN. We have not made or been provided with any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of SFN, nor have we made any physical inspection of the properties or assets of SFN. We have not evaluated the solvency of SFN or Parent under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. We have assumed, at your direction, that the Transaction will be consummated in accordance with its terms, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on SFN or the contemplated benefits of the Transaction.

We express no view or opinion as to any terms or other aspects of the Transaction (other than the Consideration to the extent expressly specified herein), including, without limitation, the form or structure of the Transaction. As you are aware, we have not been authorized by SFN or the Board of Directors of SFN to solicit, nor have we solicited, interest or proposals from third parties regarding a possible acquisition of all or any part of SFN or any alternative transaction. Our opinion is limited to the fairness, from a financial point of view, of the Consideration to be paid to the holders of SFN Common Stock and no opinion or view is expressed with respect to any consideration received in connection with the Transaction by the holders of any other class of securities, creditors or other constituencies of SFN. In addition, no opinion or view is expressed with respect to the fairness of the amount, nature or any other aspect of any compensation to any of the officers, directors or employees of any party to the Transaction, or class of such persons, relative to the Consideration. Furthermore, no opinion or view is expressed as to the relative merits of the Transaction in comparison to other strategies or transactions that might be available to SFN or in which SFN might engage or as to the underlying business decision of SFN to proceed with or effect the Transaction. This opinion is not intended to be and does not constitute a recommendation to members of the Board of Directors as to whether they should approve the Transaction or the Merger Agreement, and we express no opinion or recommendation as to how any stockholder should vote or act in connection with the Transaction.

We have acted as financial advisor to the Board of Directors of SFN in connection with the Transaction and will receive fees for our services, a portion of which is payable in connection with our conducting an analysis for purposes of determining whether we can render an opinion and a significant portion of which is contingent upon consummation of the Transaction. In addition, SFN has agreed to reimburse our expenses and indemnify us against certain liabilities arising out of our engagement.

We and our affiliates in the past have provided and in the future may provide investment banking and other financial services to SFN and have received or in the future may receive compensation for the rendering of these services, including having acted as financial advisor to SFN on the acquisition of Tatum, LLC.

It is understood that this letter is for the benefit and use of the Board of Directors of SFN (in its capacity as such) in connection with and for purposes of its evaluation of the Transaction and may not be used for any other purpose without our prior written consent, except that this opinion, may, if required by law, be included in its entirety in any proxy or other information statement or registration statement to be mailed to stockholders of SFN in connection with the Transaction.

Our opinion is necessarily based on financial, economic, monetary, market and other conditions and circumstances as they exist and can be evaluated on, and the information made available to us as of,

the date hereof. It should be understood that subsequent developments may affect this opinion, and we do not have any obligation to update, revise, or reaffirm this opinion. The issuance of this opinion was approved by our Opinion Committee.

Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, we are of the opinion that, as of the date hereof, the Consideration to be received pursuant to the Transaction by holders of SFN Common Stock is fair, from a financial point of view, to such holders.

Very truly yours,

FOROS SECURITIES LLC

Annex B

SFN GROUP, INC.

INFORMATION STATEMENT PURSUANT
TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT
TO SEND US A PROXY.

        This Information Statement is being mailed on or about August 1, 2011 as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") to holders of shares of common stock, par value $0.01 per share (the "Common Stock"), of SFN Group, Inc., a Delaware corporation ("SFN" or the "Company").

        The Schedule 14D-9 relates to the cash tender offer by Cosmo Delaware Acquisition Corp. ("Purchaser"), a Delaware corporation and a wholly owned subsidiary of Randstad North America, L.P., a Delaware limited partnership ("Parent"), disclosed in a Tender Offer Statement filed under cover of Schedule TO, dated August 1, 2011 (as amended or supplemented from time to time, the "Schedule TO") and filed with the Securities and Exchange Commission (the "SEC") by Purchaser and Parent, to purchase all of the issued and outstanding shares of Common Stock (the "Shares"), other than Shares owned by Parent and Purchaser, at a purchase price of $14.00 per Share to the seller in cash, without interest, and less any applicable withholding taxes (such price per Share, or if increased, such higher price per Share, the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 1, 2011 (as amended or supplemented from time to time, the "Offer to Purchase"), and in the related Letter of Transmittal (as amended or supplemented from time to time, the "Letter of Transmittal" and, together with the Offer to Purchase, the "Offer"). You are receiving this Information Statement in connection with the possible appointment of persons designated by Purchaser to the Board of Directors of the Company (the "Board"). Such designation is to be made pursuant to the Agreement and Plan of Merger, dated as of July 20, 2011 (the "Merger Agreement"), by and among the Company, Parent and Purchaser.

        This Information Statement is being mailed to you in accordance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated thereunder. The information set forth herein supplements certain information set forth in the Schedule 14D-9. Please read this Information Statement carefully. You are not, however, required to take any action. Capitalized terms used and not otherwise defined herein have the meanings set forth in the Schedule 14D-9.

        Parent and Purchaser provided the information in this Information Statement concerning Parent, Purchaser and the Designees (as defined below), and the Company assumes no responsibility for the accuracy, completeness or fairness of such information.

General Information

        The Common Stock is the only type of security entitled to vote at a meeting of the stockholders of the Company. Each Share has one vote. As of July 19, 2011, 49,029,674 Shares were issued and outstanding (exclusive of 16,311,935 Shares held in the treasury of the Company).

Background Information

        On July 20, 2011, the Company entered into the Merger Agreement with Parent and Purchaser. The Merger Agreement provides, among other things, for the making of the Offer by Purchaser and further provides that, no later than the second business day after the satisfaction or waiver of the conditions set forth in the Merger Agreement, and subject to and upon the terms and conditions of the Merger Agreement and in accordance with provisions of the Delaware General Corporation Law (the "DGCL"), Purchaser will merge with and into the Company (the "Merger"). At the effective time of the Merger (the "Effective Time"), the separate limited liability company existence of Purchaser will cease and the Company will continue as the surviving corporation.

        In the Merger, the Shares issued and outstanding immediately prior to the consummation of the Merger (other than (i) Shares held by the Company as treasury stock or owned by Parent, Purchaser or any of their wholly owned subsidiaries, which will be cancelled and will cease to exist, and (ii) Shares owned by the Company's stockholders who perfect their appraisal rights under the relevant portions of the DGCL) will be converted into the right to receive an amount in cash equal to the Offer Price.

        There has been no change in control of the Company since the beginning of the Company's last fiscal year.

Directors Designated by Parent

  Right to Designate Directors

        The Merger Agreement provides that upon the acceptance for purchase and payment by Purchaser of Shares validly tendered and not withdrawn pursuant to the Offer, and from time to time thereafter, Parent will be entitled to designate such number of directors (the "Designees"), rounded up to the next whole number, on the Board as will give Parent representation on the Board equal to the product of (1) the total number of directors on the Board (after giving effect to the directors elected or designated by Parent) and (2) the percentage that the number of Shares beneficially owned by Parent and/or Purchaser bears to the total number of Shares outstanding. The Merger Agreement further provides that the Company will cause Parent's designees to be elected or appointed to the Board, including by increasing the number of directors and using commercially reasonable efforts to seek and accept resignations of incumbent directors. Additionally, the Merger Agreement provides that the Company will also cause individuals designated by Parent to constitute the number of members, rounded up to the next whole number, on (1) each committee of the Board and (2) as requested by Parent, each board of directors of each subsidiary of the Company (and each committee thereof) that represents the same percentage as such individuals represent on the Board. The Merger Agreement provides further that the Company will promptly take all actions required pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder to fulfill its obligations in connection with any such election or appointment of the Designees and will include in the Schedule 14D-9 such information as is required under Section 14(f) of the Exchange Act and Rule 14f-l promulgated thereunder to fulfill its obligations.

  Potential Designees

        Parent has informed the Company that it will choose the Designees for the Board from the list of persons set forth below. The following table, prepared with information furnished to the Company by Parent, sets forth, with respect to each individual who may be designated by Purchaser as one of its Designees, the name, age of the individual as of July 19, 2011, present principal occupation with Parent and employment history during the past five years. Parent has informed the Company that each individual has consented to act as a director of the Company, if so appointed or elected. Unless otherwise indicated below, the business address of each such individual is c/o Randstad North America, L.P., 60 Harvard Mill Square, Wakefield, Massachusetts 01880.

        None of the individuals listed below has, during the past ten years, (1) been convicted in a criminal proceeding or (2) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

Name and Age	Principal Occupation and Directorships
Ben Noteboom (53)	CEO and Chairman of the Executive Board—After graduating in law, Ben Noteboom held international management positions with a major chemical company. He joined Randstad in 1993, with initial responsibility for the integration of a number of major acquisitions. He then held a series of senior management positions with Randstad and started in-house services, for which he had Europe-wide responsibility from 2000. He joined the executive board in 2001, and was appointed CEO and its chairman in March 2003. In addition to his leadership of the Group, he is responsible for Randstad in the Netherlands and HR, IT, marketing & communications, business concept development, innovation and legal and public affairs for the Group. On April 28, 2009 he was appointed to the supervisory board of listed international retail company Royal Ahold NV.
Greg Netland (49)
Member of the Executive Board—After graduating in economics, Greg Netland joined Sapphire Technologies in 1987. He played a key role in Sapphire's integration with Select Appointments in 1994, and in Select's merger with Vedior in 1999. He was promoted to COO and executive vice-president of business development of Vedior North America in 2001, and then again to its CEO in 2003. He joined Vedior's board of management in 2007. He was appointed to the Randstad executive board following the merger with Vedior, and is responsible for the combined businesses in North America (USA, Mexico and Canada).
Robert-Jan van de Kraats (51)
CFO and Vice-Chairman of the Executive Board—A certified auditor, Robert-Jan van de Kraats began his career with one of the big four accountancy firms. In 1989, he joined an international technology group as finance and IT director for the Netherlands. He held various senior positions with an international credit insurance group from 1994 and in 1999 was appointed CFO and member of its managing board. He joined Randstad in 2001 as CFO and member of the executive board, and was appointed as its vice-chairman in 2006. He is responsible for finance & accounting, tax, treasury, business risk & audit and investor relations. In addition he is responsible for Japan, Nordics (Denmark, Norway and Sweden), Eastern Europe (Czech Republic, Slovakia, Hungary, Turkey Greece) and South America (Argentina, Chile, Uruguay). He is also a supervisory board member of Ordina, a listed IT company, and SNS Reaal, a listed banking and insurance company.

Name and Age	Principal Occupation and Directorships
Linda Galipeau (47)	President of Randstad General Partner (US), LLC—After graduating in marketing and economics, Linda Galipeau entered the staffing business in 1988. She joined Randstad US in 1995 in a senior management position. In 1997, she became the Managing Director of Randstad Canada. She served in that key role until 2008, when she became the President of Randstad General Staffing. She is now responsible for Randstad's Mass Customized, In-house, Franchise, HRS, and Placement Pros businesses in the US.
Ron Fuccillo (49)
CFO and Senior Vice President of Randstad—Ron lends 22 years of experience to the role of Chief Financial Officer and oversees all of the financial operations for Randstad's commercial and professional staffing businesses in the U.S. Ron joined Randstad in 1995 as the Corporate Controller. He also manages the Corporate Management Group, which includes Business Operations, Risk Management, Information Systems, Technology and Legal. Ron is a Certified Public Accountant and holds advanced degrees in taxation and accounting.
Daniel J. Foley (42)
President, Randstad Professionals & HR Solutions—Promoted to President of Randstad Professionals & HR Solutions in 2008, Dan oversees all of the professional staffing segments including IT, Engineering, Accounting & Finance, Human Resources, Healthcare & Life Sciences, Legal and Managed Services. Dan has more than 18 years of industry experience and recently held a dual role as Executive Vice President, IT of Vedior North America and President of Sapphire Technologies North America. Since joining the company in 1990, his experience and unique insight has been instrumental to the organic growth and geographic expansion of Sapphire Technologies. Dan is a graduate of Boston College.
Ben Elliott (54)
Managing Director Finance & Administration, Randstad General Partner (US), LLC—After graduating with a BBA in Accounting from the University of Notre Dame in 1979, Ben Elliott started his career as a staff auditor working for Arthur Andersen & Co in Chicago and earned his CPA in 1980. Since leaving Arthur Andersen in 1988, Ben has served in leadership roles in both finance and operations within the business services and logistics sector. Ben joined Randstad General Staffing in December 2001 as Managing Director Finance & Administration and today is responsible for the Finance and Accounting, Business Services, Legal, Risk Management, Real Estate and the HRS business. Ben presently serves on the Board of the American Staffing Association and the Metro Atlanta Chamber of Commerce.

        None of the Designees is a director of, or holds any position with, the Company. Parent has advised the Company that, to its knowledge, except as disclosed in the Offer to Purchase, none of the Designees beneficially owns any securities (or rights to acquire any securities) of the Company or has been involved in any transactions with the Company or any of its current directors, executive officers or affiliates that are required to be disclosed pursuant to the rules of the SEC. Parent has advised the Company that, to its knowledge, none of the Designees has any family relationship with any current director, executive officer, or key employee of the Company.

        It is expected that the Designees may assume office at any time following the time at which such Designees are designated in accordance with the terms of the Merger Agreement and that, upon assuming office, the Designees will thereafter constitute at least a majority of the Board. It is anticipated that this step will be accomplished at a meeting or by written consent of the Board providing that the size of the Board will be increased and/or sufficient numbers of current directors will resign such that, immediately following such action, the number of vacancies to be filled by the Designees will constitute at least a majority of the available positions on the Board. It is not currently known which of the current directors of the Company may resign, if any.

Current Board of Directors and Executive Officers

  Board of Directors

        There are currently nine members of the Board. The following table provides biographical information for our current directors:

Name and Age	Principal Occupation and Directorships
Steven S. Elbaum (62)	Director of SFN since May 1996. Chairman of SFN from April 2001 to May 2007. Chairman and Chief Executive Officer, The Alpine Group, Inc., an investment holding company, since June 1984. Chairman of Wolverine Tube, Inc., a global producer of copper tubing and components, since February 2007. Director, Brandon Systems Corporation, a technology staffing company purchased by SFN, from January 1987 to May 1996. Director, Vestaur Securities, Inc., a closed-end investment company, from March 1999 to May 2005.

As a result of these professional and other experiences, Mr. Elbaum possesses knowledge and experience in various areas, including business leadership, finance, private and public company board experience, and an in-depth understanding of the Company's history and the staffing and recruiting industry due to his long service on the Board, which strengthen the Board's overall knowledge, capabilities and experience.
William F. Evans (63)
Director of SFN since August 1993. Executive Vice President and Chief Financial Officer, Witness Systems, Inc., a global provider of workforce optimization software and services, from May 2002 to June 2007 (retired). Director, Wolverine Tube, Inc., a global provider of copper tubing and components, from April 2008 to March 2010.

As a result of professional experiences as a chief financial officer and as a partner in a public accounting firm, and other experiences, Mr. Evans possesses knowledge and experience in various areas, including finance and accounting, auditing, private and public company board experience, and an in-depth understanding of the Company's history and the staffing and recruiting industry due to his long service on the Board, which strengthen the Board's overall knowledge, capabilities and experience.

Name and Age	Principal Occupation and Directorships
James J. Forese (75)	Chairman of SFN since May 2007. Director of SFN since February 2003. Operating Partner and Chief Operating Officer, Thayer Hidden Creek, a private equity investment firm, since July 2003. Director, Roadrunner Transportation Services since March 2005. Director, IESI/BFC Ltd., a waste management company, since October 2003. Director, Mistras Group, Inc., a technology-enabled asset protection solutions company since August 2003. Director, Anheuser-Busch Companies, Inc., a beverage company, from April 2003 to August 2008. Director, American Management Systems, a technology and management consulting firm, from 1990 to 2007.

As a result of these professional and other experiences, Mr. Forese possesses knowledge and experience in various areas, including business leadership, banking, finance, technology, and public and private company board experience, which strengthen the Board's overall knowledge, capabilities and experience.
Lawrence E. Gillespie, Sr. (67)
Director of SFN since April 2010. Consultant to domestic and foreign governments and private entities on security, transport, aviation, infrastructure rebuilding and resource procurement, since 2003. Brigadier General, United States Army (retired). Member, International Advisory Board, Forbes & Manhattan Bank, a merchant bank, since 2008. Member, Defense Intelligence Agency Advisory Board since 2010.

As a result of these professional and other experiences, Mr. Gillespie possesses knowledge and experience in various areas, including leadership, strategy development and execution, government procurement and government contracting, compliance and budget management, which strengthen the Board's overall knowledge, capabilities and experience.
Roy G. Krause (64)
Director of SFN since October 2004. President and Chief Executive Officer of SFN since October 2004; President and Chief Operating Officer of SFN from July 2003 to October 2004; Executive Vice President and Chief Financial Officer of SFN from October 1995 to July 2003.

As a result of these professional and other experiences, Mr. Krause possesses knowledge and experience in various areas, including business leadership, banking, finance and accounting, and an in-depth understanding of the Company's history and the staffing and recruiting industry due to his long employment with the Company, which strengthen the Board's overall knowledge, capabilities and experience.
J. Ian Morrison (58)	Director of SFN since August 1993. Consultant and President Emeritus, Institute for the Future, a non-profit research and consulting firm, since August 1996.

Name and Age	Principal Occupation and Directorships
As a result of these professional and other experiences, Mr. Morrison possesses knowledge and experience in various areas, including long-term forecasting, strategic planning, changing business environments, healthcare, and an in-depth understanding of the Company's history and the staffing and recruiting industry due to his long service on the Board, which strengthen the Board's overall knowledge, capabilities and experience.
David R. Parker (68)
Director of SFN since February 2003. Chief Operating Officer, The Archstone Partnerships, a fund of hedge funds manager, since January 2005. Managing Director, The Archstone Partnerships, from February 2003 to January 2005. Director, Tupperware Corporation since March 1997.

As a result of these professional and other experiences, Mr. Parker possesses knowledge and experience in various areas, including business leadership, finance, capital markets, and public company board experience, which strengthen the Board's overall knowledge, capabilities and experience.
Barbara Pellow (56)
Director of SFN since October 2006. Managing Partner, Pellow and Partners, LLC, a marketing and consulting firm, since February 2006. Chief Marketing Officer, Kodak Graphic Communications Group, from April 2004 to February 2006. Administrative Chair, Rochester Institute of Technology, School of Print Media, from August 2001 to May 2004.

As a result of these professional and other experiences, Ms. Pellow possesses knowledge and experience in various areas, including leadership, public company board experience, and sales and marketing strategy, which strengthen the Board's overall knowledge, capabilities and experience.
Anne Szostak (61)
Director of SFN since March 2005. President and Chief Executive Officer, Szostak Partners, a consulting firm that advises CEOs on strategic and human resource issues, since November 2005. Executive Vice President and Corporate Director of Human Resources, FleetBoston Financial Corporation from October 1998 to May 2004. Director, Tupperware Corporation since August 2000. Director, Belo Corporation, a media company, since October 2004. Director, Dr Pepper Snapple Group, Inc., a refreshment beverage company, since May 2008. Director ChoicePoint Corporation from 2006 to 2008.

As a result of these professional and other experiences, Ms. Szostak possesses knowledge and experience in various areas, including business leadership, banking, compensation, human resources, and public company board experience, which strengthen the Board's overall knowledge, capabilities and experience.

        The Board held five meetings during the fiscal year ended December 26, 2010 ("Fiscal 2010"). All directors who served during the entire Fiscal 2010 attended at least seventy-five percent of the aggregate of (i) the total number of meetings of the Board and (ii) the total number of meetings held by all committees of the Board on which such director served during Fiscal 2010. Mr. Gillespie also attended at least seventy-five percent of such meetings measured from the time he was elected to the Board on April 2, 2010. We do not have a formal policy regarding attendance by members of the Board at the annual meeting of stockholders, but we encourage directors to attend and historically, most have done so. At our 2010 annual meeting of stockholders, held on May 18, 2010, all of our directors attended.

  Executive Officers

        Our executive officers are:

Name and Age	Position
Roy G. Krause (64)	President and Chief Executive Officer since October 2004.
William J. Grubbs (53)
Executive Vice President and Chief Operating Officer since November 2007; Executive Vice President from February 2007 to November 2007; Senior Vice President and Chief Marketing and Corporate Development Officer from November 2005 to February 2007.
Mark W. Smith (49)	Executive Vice President and Chief Financial Officer since November 2007; Senior Vice President and Chief Financial Officer from July 2003 to November 2007.
John D. Heins (52)
Senior Vice President and Chief Human Resources Officer since October 2006. From 1995 to 2006, Vice President—Human Resources and Administrative Services for JM Family Enterprises, a privately held $10 billion diversified automotive company.

  Board Committees

        The standing committees of the Board include: the Audit Committee, the Compensation Committee and the Corporate Governance and Nominating Committee. The following table sets forth Committee memberships as of the date of this Information Statement.

Director	Audit Committee	Compensation Committee	Corporate Governance and Nominating Committee
James J. Forese		*	**
Steven S. Elbaum	*		*
William F. Evans	**		*
Lawrence E. Gillespie, Sr.	*		*
Roy G. Krause
J. Ian Morrison		*	*
David R. Parker	*		*
Barbara Pellow		*	*
Anne Szostak		**	*

*
Member

**
Chair

        The functions of the Audit Committee and its activities during Fiscal 2010 are described below in the Audit Committee Report. The Audit Committee held 12 meetings during Fiscal 2010. All members of the Audit Committee are "independent" within the meaning of the listing standards of the NYSE and meet financial literacy and management expertise requirements. Chairman William F. Evans has been designated by the Board as an "audit committee financial expert" within the meaning of Item 407 of Regulation S-K under the Securities Exchange Act of 1934, as amended. The charter of the Audit Committee is available on our website at www.sfngroup.com under the Corporate Governance tab found in the Investor Relations section, and a copy may be obtained by written request to our Corporate Secretary at SFN Group, Inc., 2050 Spectrum Boulevard, Fort Lauderdale, Florida 33309.

        All members of the Compensation Committee are "independent" within the meaning of the listing standards of the NYSE. The Compensation Committee grants stock and equity-linked awards, determines and approves, in consultation with the other independent directors, the Chief Executive Officer's ("CEO") annual compensation, evaluates the performance and approves the compensation of our Named Executive Officers (as defined on page B-17), administers our equity-based plans, and reviews and makes recommendations to the Board concerning compensation for directors and approval of compensation plans requiring stockholder approval. For further information on the Compensation Committee's processes and procedures for consideration and determination of executive compensation, see the Compensation Discussion and Analysis elsewhere in this Information Statement. The Compensation Committee held five meetings during Fiscal 2010. The charter of the Compensation Committee is available on our website at www.sfngroup.com under the Corporate Governance tab found in the Investor Relations section, and a copy may be obtained by written request to our Corporate Secretary at SFN Group, Inc., 2050 Spectrum Boulevard, Fort Lauderdale, Florida 33309.

        The Corporate Governance and Nominating Committee is comprised of all of the independent, non-employee directors and meets regularly in executive session without the presence of the CEO or other management. These executive sessions are presided over by the Committee's Chairman who is selected annually by the Board. During Fiscal 2010, James J. Forese, as the Committee's Chairman, presided over the executive sessions. The primary functions of the Corporate Governance and Nominating Committee include (i) developing and recommending to the Board a set of corporate governance guidelines; (ii) reviewing and recommending to the Board roles and compositions of the various Board committees; (iii) evaluating the performance of the Board; (iv) evaluating the performance of senior management; and (v) identifying and recommending nominees for election as directors. The Corporate Governance and Nominating Committee held four meetings during Fiscal 2010. The charter of the Corporate Governance and Nominating Committee is available on our website at www.sfngroup.com under the Corporate Governance tab found in the Investor Relations section, and a copy may be obtained by written request to the Corporate Secretary at SFN Group, Inc., 2050 Spectrum Boulevard, Fort Lauderdale, Florida 33309.

  Director Independence; Board Leadership Structure

        The provisions of our Governance Principles regarding director independence meet the listing standards of the NYSE. A copy of our Governance Principles is also available on our website at www.sfngroup.com under the Corporate Governance tab found in the Investor Relations section, and a copy may be obtained by written request to our Corporate Secretary at SFN Group, Inc., 2050 Spectrum Boulevard, Fort Lauderdale, Florida 33309. The Board has determined that all of its current members are "independent" within the meaning of these standards, with the exception of Roy G. Krause, who is also our President and Chief Executive Officer. The Board has determined that each independent director has no material relationship with the Company, other than in their capacity as an independent director and stockholder. The Board has the ability to retain outside advisors as it deems necessary in the performance of its duties.

        The positions of Chairman and Chief Executive Officer are separate at SFN, in accordance with our Governance Principles adopted by the Board. James J. Forese serves as our Chairman and Roy G. Krause serves as our President and Chief Executive Officer. The Board believes that this segregation avoids conflicts that may arise as the result of combining the roles, and effectively maintains independent oversight of management.

  Director Selection Process

        The Corporate Governance and Nominating Committee considers candidates for Board membership suggested by its members and other Board members, as well as management and stockholders. The Committee has also retained, from time to time, a third-party executive search firm to identify candidates upon request of the Committee. A stockholder who wishes to recommend a prospective nominee for the Board should notify our Corporate Secretary in writing with whatever supporting material the stockholder considers appropriate. The Corporate Governance and Nominating Committee will consider whether to nominate any person nominated by a stockholder pursuant to the provisions of our Restated By-laws relating to stockholder nominations as described in "Stockholder Proposals" on page B-14.

        Once the Corporate Governance and Nominating Committee has identified a prospective nominee, the Committee makes an initial determination as to whether to conduct a full evaluation of the candidate. This initial determination is based on whatever information is provided to the Committee with the recommendation of the prospective candidate, as well as the Committee's own knowledge of the prospective candidate, which may be supplemented by inquiries to the person making the recommendation or others. The preliminary determination is based primarily on the need for additional Board members to fill vacancies or expand the size of the Board and the likelihood that the prospective nominee can satisfy the evaluation factors described below. If the Committee determines, in consultation with the Chairman of the Board and other Board members as appropriate, that additional consideration is warranted, it may request the third-party search firm to gather additional information about the prospective nominee's background and experience and to report its findings to the Committee. The Committee then evaluates the prospective nominee against the standards and qualifications set out in the charter of the Corporate Governance and Nominating Committee, including:

  •
  the prospective nominee's ability to dedicate sufficient time, energy and attention to the diligent performance of his or her duties;

  •
  the extent to which the prospective nominee contributes to the range of talent, skill and expertise appropriate for the Board;

  •
  the prospective nominee's character and integrity;

  •
  the prospective nominee's ability to be free of any conflict of interest; and

  •
  the prospective nominee's diversity of experience, background, gender, race and age.

        The Committee also considers such other relevant factors as it deems appropriate, including the current composition of the Board, the balance of management and independent directors, the need for Audit Committee expertise and the evaluations of other prospective nominees. In connection with this evaluation, the Committee determines whether to interview the prospective nominee, and if warranted, one or more members of the Committee, and others as appropriate, interview prospective nominees in person or by telephone. After completing this evaluation and interview, the Committee makes a recommendation to the full Board as to the persons who should be nominated by the Board, and the Board determines the nominees after considering the recommendation and report of the Committee.

  Board Compensation

        Non-employee directors receive an annual retainer. The annual retainer is determined by the Board each year and is effective for a twelve-month period commencing on the date of the Board meeting coinciding with the Company's annual meeting. For 2010, this twelve-month period commenced on May 18, 2010. The Board may designate the manner in which the annual retainer shall be payable including, but not limited to, in cash, in shares of our Common Stock or in any combination thereof, and may permit up to 100% of the annual retainer to be deferred and paid to the directors in the form of Restricted Stock Units with a voluntary deferral feature ("RSUs"). The annual retainer payable to each non-employee director is currently set at $35,000. The Chairman of the Board receives an additional annual retainer in the amount of $125,000 payable in cash, RSUs or stock options, at the election of the Board. In 2010, the Board elected to pay the Chairman in cash. In addition, the Chairpersons of the Audit and Compensation Committees receive an additional annual retainer in the amount of $20,000, payable in cash.

        Additionally, non-employee directors are compensated at the rate of $2,000 per Board meeting attended and between $500 and $1,500 per Committee meeting attended (depending on meeting length), all payable in cash. Directors are reimbursed for expenses incurred by them in connection with our business. In addition, Messrs. Evans and Morrison participate in certain of our health benefit plans for which they pay a premium to the Company.

        In 2010, each non-employee director was entitled to receive an annual grant of RSUs in an amount equal to $75,000 based on the value of the underlying Common Stock, vesting on the first anniversary of the date of grant. In 2010, 9,004 RSUs were granted to each non-employee director on May 18, 2010 and will vest on May 18, 2011.

        All grants of Common Stock to non-employee directors are subject to a cap of 30,000 shares per non-employee director in any fiscal year, pursuant to our 2006 Stock Incentive Plan.

        Non-employee directors are required to meet certain stock ownership guidelines. Prior to February 2011, each director was required to own and hold a minimum of 10,000 shares of our Common Stock. New directors had two years from the date of election to comply with this requirement. In February

2011, the Board adopted new director stock ownership requirements. Under the new requirements, each director is required to own and hold shares having a value of at least three times the annual director retainer ($35,000 × 3 = $105,000). New directors have five years from the time of election to the Board to meet this requirement. Vested Deferred Stock Units ("DSUs") and vested RSUs count toward this requirement. All of our current directors, except for Mr. Gillespie, have met the stock ownership requirement. Mr. Gillespie should be compliant as of May 18, 2011 when his 2010 annual grant vests.

        Prior to July 2006, director retainers payable in shares of our Common Stock, and annual director grants, were in the form of DSUs in accordance with the Deferred Stock Plan (a plan that was terminated upon the approval of the 2006 Stock Incentive Plan).

        The table below shows the total cash paid and equity-based compensation awarded to each of our non-employee directors during 2010.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)(1)	Total ($)
James J. Forese	$202,000	$75,003	$277,003
Steven S. Elbaum	$69,500	$75,003	$144,503
William F. Evans	$89,000	$75,003	$164,003
Lawrence E. Gillespie, Sr.(2)	$53,000	$75,003	$128,003
J. Ian Morrison	$58,500	$75,003	$133,503
David R. Parker	$66,500	$75,003	$141,503
Barbara Pellow	$59,500	$75,003	$134,503
Anne Szostak	$79,500	$75,003	$154,503
A. Michael Victory(3)	$8,500	$0	$8,500

(1)
RSUs were granted on May 18, 2010, with an aggregate grant date fair value of $8.33 as calculated in accordance with ASC Topic 718, and vest on May 18, 2011. The aggregate number of DSUs and RSUs held by the non-employee directors at the end of Fiscal 2010 were: James J. Forese, 15,463 DSUs, all of which were vested and deferred, and 42,809 RSUs, of which 33,805 were vested and deferred; Steven S. Elbaum, 77,238 DSUs, all of which were vested and deferred, and 37,259 RSUs, of which 28,255 were vested and deferred; William F. Evans, 20,494 DSUs, all of which were vested and deferred, and 42,809 RSUs, of which 33,805 were vested and deferred; Lawrence E. Gillespie, Sr., 9,004 RSUs, none of which were vested; J. Ian Morrison, 20,494 DSUs, all of which were vested and deferred, and 42,809 RSUs, of which 33,805 were vested and deferred; David R. Parker, 42,809 RSUs, of which 33,805 were vested and deferred; Barbara Pellow, 9,004 RSUs, none of which were vested; Anne Szostak, 7,576 DSUs, all of which were vested and deferred, and 24,575 RSUs, of which 15,571 were vested and deferred; A. Michael Victory, 0 DSUs and 0 RSUs. Although no option awards were granted to directors during Fiscal 2010, the aggregate number of shares covered by option awards held by the non-employee directors at the end of Fiscal 2010 were: 5,000 vested shares for James J. Forese; 74,111 vested shares for Steven S. Elbaum; 31,738 vested shares for William F. Evans; 0 shares for Lawrence E. Gillespie, Sr.; 31,738 vested shares for J. Ian Morrison; 5,000 vested shares for David R. Parker; 0 shares for Barbara Pellow; 0 shares for Anne Szostak; and 31,738 vested shares for A. Michael Victory.

(2)
Mr. Gillespie was elected to the Board on April 2, 2010, and therefore did not participate in all 2010 Board and applicable Board committee meetings.

(3)
A. Michael Victory, a director since 1980, passed away on March 27, 2010. Prior to his passing, Mr. Victory attended three committee and two Board meetings. Due to the timing of his passing,

  Mr. Victory did not receive an annual stock grant in 2010. Further, any unvested DSUs and RSUs held by Mr. Victory were forfeited upon his passing in accordance with the terms of our stock Plans, and such forfeitures are reflected in the totals in footnote one above.

  Certain Relationships and Related Transactions

        We did not have any related party transactions, as described in Item 404(a) of Regulation S-K, during Fiscal 2010. Our policy, pursuant to our Governance Principles and our Code of Business Conduct and Ethics, is to not enter into any transaction that would require disclosure under Item 404(a) of Regulation S-K. If such a transaction were to arise, we would require approval of the full Board, excluding any interested directors.

  Corporate Governance Guidelines, Board Oversight of Enterprise Risk, and Code of Ethics

        The Board has adopted a set of Governance Principles, which provide a framework within which the Board and its Committees direct the affairs of the Company. The Governance Principles address the roles of the Board and management, functions of the Board, qualifications for directors, director independence, ethics and conflicts of interest, among other matters. The Governance Principles are available on our website at www.sfngroup.com under the Corporate Governance tab found in the Investor Relations section, and a copy may be obtained by written request to our Corporate Secretary at SFN Group, Inc., 2050 Spectrum Boulevard, Fort Lauderdale, Florida 33309.

        The Board has overall responsibility for risk oversight, with a focus on the most significant risks facing the Company. In accordance with our Governance Principles, the Board assesses major risks facing the Company, and reviews options for their mitigation. In order to facilitate this assessment and review, management conducts an enterprise risk assessment at the beginning of each year. The risk assessment is enterprise-wide, and has been developed to identify, assess and prioritize the Company's key risks, including potential magnitude, likelihood and velocity of each risk, as well as to consider mitigation initiatives to manage those risks. Executive management and key functional heads are surveyed to develop this information. Our Director of Internal Audit, who reports directly to the Chairman of the Audit Committee, coordinates this assessment and review. The results of the assessment are reviewed and discussed with the Audit Committee and the full Board, and management and the Board agree upon risk prioritization and mitigation measures for the coming year.

        We also have a Code of Business Conduct and Ethics, which is applicable to all of our employees, officers and directors and a separate Code of Ethics for Chief Executive Officer and Senior Financial Officers, which is applicable to the principal executive officer, the principal financial officer and the senior vice president of finance. Both the Code of Business Conduct and Ethics and the Code of Ethics for Chief Executive Officer and Senior Financial Officers are available on our website at www.sfngroup.com under the Corporate Governance tab found in the Investor Relations section, and a copy may be obtained by written request to our Corporate Secretary at SFN Group, Inc., 2050 Spectrum Boulevard, Fort Lauderdale, Florida 33309. We intend to post amendments or waivers, if any, to the Code of Business Conduct and Ethics (to the extent applicable to our principal executive officer, principal financial officer or senior vice president of finance) and waivers to the Code of Ethics for Chief Executive Officer and Senior Financial Officers at this location on our website. There are currently no amendment waivers to either of these codes.

  Communication with the Board

        Any stockholder or other interested party who wishes to communicate with the Board, a committee of the Board, the non-management directors as a group or any member of the Board (including our non-executive chairman and presiding director), may send correspondence to our Corporate Secretary at SFN Group, Inc., 2050 Spectrum Boulevard, Fort Lauderdale, Florida 33309.

Our Corporate Secretary will submit all stockholder correspondence relating to material matters affecting the Company to the Board, committee of the Board, the presiding director, non-management directors as a group or individual member, as the case may be.

  Stockholder Proposals

        As more specifically provided in our Restated By-laws, no business may be brought before an annual meeting unless it is specified in the notice of the meeting or is otherwise brought before the meeting by or at the direction of the Board or by a stockholder entitled to vote who has delivered proper notice to us not less than 50 days nor more than 75 days prior to the scheduled date of the annual meeting. Accordingly, as our Restated By-laws state that our annual meeting be held on the third Tuesday of May each year, unless otherwise determined by the Board, any stockholder proposal to be considered at the 2012 Annual Meeting must be properly submitted to us not earlier than March 1, 2012 nor later than March 26, 2012. Stockholders desiring to suggest qualified nominees for director positions should submit the required information to our Corporate Secretary within the same time period. Detailed information for submitting stockholder proposals or recommendations for director nominees will be provided to you if you make a written request to our Corporate Secretary, 2050 Spectrum Boulevard, Fort Lauderdale, Florida 33309. These requirements are separate from the Securities and Exchange Commission's requirements that a stockholder must meet in order to have a proposal included in our Proxy Statement. For the 2012 Annual Meeting, under the Commission's requirements, any stockholder proposals and recommendations for director nominees must be received by our Corporate Secretary no later than December 9, 2011 in order to be included in our 2012 Proxy Statement.

Executive Compensation

  Compensation Committee Governance

        Charter.    The Compensation Committee's charter is available on our website at www.sfngroup.com under the Corporate Governance tab found in the Investor Relations section.

        Scope of authority.    In accordance with the Compensation Committee Charter, the Committee is responsible for the following:

  •
  Participating in the development and approval of the compensation philosophy and policies;

  •
  Reviewing and approving corporate goals and objectives with respect to compensation for the Chief Executive Officer and other senior officers, consistent with our business strategy, evaluating the officers' performance in light of those goals and objectives, and based on those evaluations determining their annual and long-term compensation, including salary, bonus, incentive and equity compensation;

  •
  Administering equity-based plans;

  •
  Approving adoption of compensation plans not requiring stockholder approval and recommending for Board approval compensation plans requiring stockholder approval;

  •
  Recommending to the Board compensation for the Board;

  •
  Reviewing and discussing with management our disclosures under the "Compensation Discussion and Analysis" (the "CD&A"), and based on such review and discussion, making a recommendation to the Board as to whether the CD&A should be included in our Annual Report on Form 10-K and the Company's proxy statement; and

  •
  Preparing and publishing a Committee report on executive compensation in our proxy statement.

        Delegation authority.    The Compensation Committee may delegate authority to officers or to a subcommittee as it may deem appropriate from time to time. The Committee has delegated to the Chief Executive Officer the ability to award up to an aggregate of 100,000 shares annually under the Company's 2006 Stock Incentive Plan (the "2006 Plan") to non-insider new hires, with a maximum of 25,000 shares for any individual.

  Compensation Policies and Practices as they Relate to Risk Management

        Compensation Risk Assessment.    Members of the Company's executive management team have considered and analyzed the Company's compensation policies and practices and specifically whether those policies and practices create risks that are reasonably likely to have a material adverse effect on the Company. The Company's analysis was focused on five categories: pay philosophy and mix, performance measures and payout curves, long-term incentives, executive employment and change-in-control agreements, and compensation-related governance practices and processes. The Compensation Committee requested that management review its analysis with the Committee. Some of the factors considered in analyzing the Company's compensation policies and practices include:

  •
  Total compensation amount and mix that is appropriately balanced between fixed (base salary) and variable pay (short-term and long-term incentives);

  •
  Short-term incentives and long-term performance-based grants that are appropriately capped, thereby limiting payout potential;

  •
  Short-term and long-term incentives that are based upon different measures, including financial and operational goals, thereby rewarding for performance results achieved across a number of dimensions;

  •
  Reasonable payout curves and thresholds that help create an appropriate balance between performance goals and the resulting rewards;

  •
  Several programs and policies that serve to mitigate risk, including officer stock ownership requirements, clawback policies in our incentive programs, anti-hedging requirements and non-compete and non-solicitation agreements to deter unfavorable behavior after employment;

  •
  An independent compensation consultant is utilized by the Compensation Committee;

  •
  Equity-granting practices that are controlled by the Compensation Committee; and

  •
  A Stock Incentive Plan that prohibits option repricing.

        Based upon the analysis that was performed, including a review of the above factors, we do not believe our compensation policies and practices create risks that are reasonably likely to have a material adverse effect on the Company.

  Compensation Committee Interlocks and Insider Participation

        The 2010 Compensation Committee was comprised of Anne Szostak (Chairperson), J. Ian Morrison and Barbara Pellow. A. Michael Victory also served on the Committee until his passing on March 27, 2010. None of these Committee members have ever been an officer or employee of SFN or any of our subsidiaries and none of our executive officers has served on the compensation committee or Board of Directors of any company of which any of our other directors is an executive officer.

  Compensation Committee Report

        The Compensation Committee has reviewed and discussed the following Compensation Discussion and Analysis, required by Item 402(b) of Regulation S-K, with management and, based on such review and discussions, the Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in the Company's Annual Report on Form 10-K and the Company's proxy statement.

Date: March 23, 2011

                      BY THE COMPENSATION COMMITTEE,
                             Anne Szostak, Chairperson
                             J. Ian Morrison
                             Barbara Pellow

Compensation Discussion and Analysis

  Overview

        This Compensation Discussion and Analysis describes and analyzes the material elements of our compensation policies and decisions with respect to each of our executive officers listed in the "Summary Compensation Table" on page B-29. This discussion focuses on our 2010 programs, but also refers to 2009 and 2011 compensation decisions where we believe that background will enhance our stockholders' understanding of our programs and compensation philosophy. As reference, our named executive officers for 2010 ("Named Executive Officers" or "NEOs") are:

  •
  Roy G. Krause—President and Chief Executive Officer;

  •
  Mark W. Smith—Executive Vice President and Chief Financial Officer;

  •
  William J. Grubbs—Executive Vice President and Chief Operating Officer; and

  •
  John D. Heins—Senior Vice President and Chief Human Resources Officer.

        The Compensation Committee (the "Committee") of the Board of Directors oversees the design and administration of the Company's compensation programs for the NEOs.

  Executive Summary

        SFN is a large North American-based company that provides strategic workforce solutions. SFN has two operating segments, Professional Services and Staffing Services which provide staffing, outsourcing and other and permanent placement under several specialty brands. SFN has 559 offices, approximately 170,000 employees, and serves over 8,000 customers. Accordingly, SFN needs executive talent with the competencies and skills necessary to operate successfully in a variety of customer environments and in delivering a wide range of services, from lower level light industrial temporary staffing all the way up to highly complex recruitment outsourcing services to Fortune 100 companies. SFN believes that its ability to attract and retain executives who have the competencies and skills to lead in such a diverse operation helps to create long-term stockholder value.

        In making decisions regarding compensation elements, program features and compensation award levels for our executives, SFN is guided by a series of principles that are listed below. Within the framework of these principles, SFN considers the competitive market, financial and operational results, performance against long-term targets and various individual factors. Although certain elements of compensation are tied to objective, predetermined goals, compensation decisions are not strictly formulaic but reflect subjective judgments as well.

        As described later in more detail, SFN's compensation philosophy and objectives focus on these principles:

  •
  Provide competitive total pay opportunities;

  •
  Emphasize "pay for performance," and thereby link rewards to results achieved;

  •
  Align interests of SFN's NEOs with those of stockholders; and

  •
  Recognize the importance of retaining NEOs.

        As indicated, "pay for performance" is a key element of SFN's compensation program. The impact of this approach is evident from the compensation results over the last two years and looking forward to 2011.

        In 2009, the staffing industry and SFN were impacted significantly by the economic downturn. The decline in demand for our services caused a decline in SFN revenues and profitability for the year. The impact on pay for our executives was felt through base salary reductions, below target bonus payouts, and performance-based RSUs earned at a level well below target.

        Demand for our services dramatically improved as 2010 started and, as such, we reported significantly improved results in 2010. According to the Bureau of Labor Statistics, temporary employment in the U.S. increased by 15% in 2010, compared with a 22.4% decline experienced in 2009. As a result, SFN achieved the following:

  •
  2010 revenues increased by 20% over 2009, including the impact of the acquisition and integration of Tatum, LLC. Excluding the impact of the Tatum, LLC acquisition, revenue grew 15% year over year, consistent with market and peer trends;

  •
  Earnings from continuing operations were $0.28 per diluted share for 2010, compared with a loss of $0.11 per share for 2009;

  •
  Adjusted earnings per share (Adjusted EPS)(1) from continuing operations in 2010 were $0.31 per share compared with $0.00 in 2009;

(1)
Adjusted earnings per share from continuing operations is a "non-GAAP" financial measure as defined by SEC rules. The calculation excludes certain non-operating charges, such as charges related to restructuring and other intangible impairments. See Appendix A to this Information Statement for a reconciliation of these measures to the most directly comparable financial measure calculated and presented in accordance with generally accepted accounting principles ("GAAP").

•
Adjusted earnings before interest, taxes, depreciation and amortization (Adjusted EBITDA)(2) margin achieved in 2010 was 3.0%, a 100 basis point improvement over the 2009 level of 2.0%; and

(2)
Adjusted earnings before interest, taxes, depreciation and amortization from continuing operations is a "non-GAAP" financial measure as defined by SEC rules. The calculation excludes certain non-operating charges, such as charges related to restructuring and other intangible impairments. See Appendix A to this Information Statement for a reconciliation of these measures to the most directly comparable financial measure calculated and presented in accordance with GAAP.

•
Total shareholder return results for both the one year and three years ended December 31, 2010 were above the industry median.

        Our much improved 2010 financial performance had the following impact on NEO pay:

  •
  NEO salaries were restored to rates in effect prior to the temporary pay reduction imposed in 2009. One NEO also received an increase to more closely align with market;

  •
  The Adjusted EPS component of NEO annual incentives was earned at 151% of target. However, after considering SFN's comparable performance versus its peers, management recommended, and the Compensation Committee concurred, that the Adjusted EPS portion of the annual incentive should be limited to a 125% payout. On a comparative basis, the Adjusted EPS component was not paid for 2009 due to Adjusted EPS below threshold;

  •
  The Operational Objectives component of NEO annual incentives was earned at 125% of target due to strong performance in customer satisfaction, voluntary turnover and employee satisfaction;

  •
  Performance-based RSU awards granted in 2010 were earned at 100% of target (the maximum payout level) versus 26% of target in 2009, based on the degree to which the Adjusted EBITDA margin target was achieved in those years; and

  •
  In recognition of the solid performance of transforming and operating the Company during the economic downturn in 2009, equity-based grants for the NEOs in 2010 had grant-date fair values that were higher than the 2009 awards and thus more closely aligned with market award levels. The decline in our stock price in 2009 and share management practices contributed to equity-based grants for the NEOs in 2009 that were below our target award values.

        Looking to 2011, there is broad expectation within the markets that SFN serves that there will be continued growth in customer demand, although future growth in revenue and profitability is subject to many risks that the Company cannot control. However, the Company has established targets for its annual and long-term incentives that require continued growth in Adjusted EPS and expansion of Adjusted EBITDA margin in order for the NEOs to be rewarded. The Company's 2011 long-term incentive awards have been approved by the Board of Directors subject to stockholder approval of the Amended and Restated 2006 Stock Incentive Plan. This year, for the first time, our program includes performance-based RSUs that provide for rewards in excess of target if the Company achieves Adjusted EBITDA margin in excess of our targets. Finally, base pay levels for our NEOs have been adjusted modestly.

        The remainder of this CD&A describes the following aspects of our executive compensation programs in greater detail:

  •
  Compensation philosophy and objectives;

  •
  Oversight of executive compensation programs; and

  •
  Key compensation elements and decisions (including benchmarking).

  Compensation Philosophy and Objectives

        We operate in a highly competitive industry and business environment. As such, our executive compensation programs are designed to help us attract and retain executive talent with the requisite and unique competencies and skills to operate successfully, and are focused on motivating our executives to increase stockholder value for our investors. We believe that it is important to have solid, yet flexible programs that can adapt as necessary to a changing economic climate.

        The fundamental principles of our programs are to:

  •
  Provide competitive total pay opportunities:  We believe that having market-competitive programs is critical to ensuring that we can attract a talented team of NEOs who can help us accomplish our business objectives. For this reason, we establish target pay opportunities at approximately the size adjusted market median compared with our industry peers (as described below).

  •
  Emphasize "pay for performance," and thereby link rewards to results achieved:  Both SFN management and the Compensation Committee strongly believe a meaningful portion of NEOs' pay opportunities should be based on performance, rather than tied to fixed pay such as base salary or benefits. Actual amounts received should be based on challenging Company and individual financial and operational performance targets, and should vary substantially based on the degree to which we achieve these goals. Further, the portion of pay opportunities based on performance should increase as an executive's overall responsibilities increase.

  •
  Align the interests of SFN's NEOs with those of our stockholders:  We believe that denominating a significant portion of total pay opportunities in the form of equity-based awards motivates our NEOs to enhance stockholder value and that our stock ownership requirements further support the alignment we want to achieve.

  •
  Recognize the importance of retaining our NEOs:  As noted above, we operate in a highly-competitive business environment. For this reason, our programs also contemplate that we may make periodic equity based awards designed to enhance our ability to retain those executives with the knowledge and experience necessary to accomplish our business strategy and objectives.

  Oversight of Executive Compensation Programs

  Committee's Role

        The Compensation Committee of the Board is responsible for approving the compensation programs for NEOs and making specific decisions regarding their pay opportunities and actual amounts awarded. The Committee, which includes only independent directors, recognizes the importance to our investors of having sound processes for developing and administering compensation and benefit programs. The Committee establishes and administers our policies and related programs and procedures for annual and long-term executive and director compensation, reviews and approves additions or changes to employee benefit programs, and assesses our organizational structure and development of executives. Additional details about the Committee's duties are outlined in its charter which can be found on our website.

        The Compensation Committee determines the compensation for all of our NEOs. The Compensation Committee makes decisions about CEO compensation in consultation with the other independent members of the Board, and after a detailed review of the CEO's performance.

  Independent Compensation Consultant

        The Compensation Committee has retained an independent compensation consultant to assist with executive and director compensation matters. Through September 2010, Hewitt Associates ("Hewitt") provided these services to the Committee. For the rest of the year, Meridian Compensation Partners, LLC ("Meridian") provided such services. In this capacity, Meridian reports directly to the Committee chair, and as necessary communicates directly with the Committee without management present. Meridian also works with management regarding various proposals, as directed by the Committee. Meridian representatives generally attend all regularly-scheduled meetings of the Committee, and participate in executive sessions as requested.

        The scope of executive and director compensation consulting services provided by Hewitt and/or Meridian during 2010 included reviewing all management-prepared Compensation Committee meeting materials, including the proposed amendments to the 2006 Stock Incentive Plan, the competitive benchmarking analyses of NEO compensation programs, design of the annual and long-term incentive programs, "Say on Pay" and "Say on Frequency" benchmarking, the compensation risk assessment, the Compensation Discussion and Analysis, NEO total compensation analyses (i.e., tally sheets, as further discussed below), and evaluations of the CEO and Board stock ownership requirements. Meridian also provided consulting support regarding Board compensation levels. During 2010, Hewitt continued to provide health and welfare benefit administration services to our employees under a multi-year contract entered into with the Company in 2009. The decision to retain Hewitt for such administration services was recommended by SFN management, but required the prior approval of the Compensation Committee to ensure that any potential impact on the independence of Hewitt was fully and carefully considered. During 2010 Hewitt had no other relationship with SFN that would have had any potential impact on Hewitt's independence.

        The aggregate fees paid by SFN to Hewitt in 2010 for executive and director compensation consulting services and benefit administration services were $226,085 and $656,440, respectively.

        In November 2010, the Committee ratified the appointment of Meridian as its independent executive compensation consultant for 2011. Any proposed engagements of Meridian by SFN management require prior approval by the Committee chair so that any potential impact on the independence of Meridian can be considered. SFN management did not retain Meridian for services other than those provided in its role as Compensation Committee independent consultant.

  Role of Executive Officers

        The CEO and other NEOs have no role in recommending or setting their own compensation. The CEO, with input from the Chief Human Resources Officer, makes recommendations for compensation for his direct reports (including base salary, target incentive levels, actual incentive payouts, and long-term incentive grants), and provides input on their performance. He also provides input regarding financial and operating goals and metrics, as well as executive compensation policies and procedures. The Chief Human Resources Officer also provides input to Compensation Committee regarding the anticipated and actual impact of policies and programs on SFN and its executives. The Chief Financial Officer certifies to the Compensation Committee that financial performance goals have, or have not, been met relative to our annual incentive plan and performance-based equity grants. The Committee considers, discusses, modifies as appropriate, and takes action on such proposals as are presented for review.

  Key Compensation Elements

        Our NEO compensation programs include the following direct elements:

  •
  Base salaries;

  •
  Annual incentive awards paid in cash; and

  •
  Long-term incentive awards settled in equity.

        We also provide indirect compensation in the form of health and welfare benefits and deferred compensation.

        The mix of base pay, target annual incentive pay and target long-term incentives for 2010 emphasized performance-based pay, as illustrated by the following charts:

  Benchmarking

        To determine 2010 compensation opportunities for our NEOs, the Committee's consultant benchmarked target and actual pay opportunities for our NEOs against target and actual executive pay as disclosed in the proxy statements of our key competitors in the staffing and recruiting industry. A peer group was developed based on companies in the staffing and recruiting industry of similar size as measured by revenues and that compete with SFN for business and for talent.

        The staffing and recruiting comparator group companies viewed by the Compensation Committee as appropriate comparators for benchmarking purposes are listed below.

Adecco S.A.*	Kforce Inc.	Resources Connection, Inc.
CDI Corp.	Manpower Inc.	Robert Half International Inc.
Comsys IT Partners, Inc.	MPS Group, Inc.	TrueBlue, Inc.
Hudson Highland Group, Inc.	On Assignment, Inc.	Volt Information Sciences, Inc.
Kelly Services, Inc.

*
Pay reviewed as an additional reference point

        We define the "market" as the size-adjusted 50th percentile of the data, based on total revenues. For the analysis used in early 2010, SFN's 2008 revenues of $2.2 billion compared to the 2008 average and median revenues of the peer group of $5.5 billion and $1.4 billion, respectively.

        The same peer group of companies was used by management in 2010 to update the benchmarking analysis to assist with pay decisions made in early 2011. The only exception to the peer group is that Adecco was removed because pay data for its comparable executives are not publicly available. SFN's 2009 revenues of approximately $1.7 billion were between the average and median of the peer companies ($2.8 billion and $1.0 billion, respectively).

        For 2011 and all future analysis, the peer group will be reviewed and revised as necessary to reflect changes associated with industry consolidation.

        We focus on target pay opportunities, rather than actual plan payouts, to establish our pay structure. We target pay opportunities for our NEOs approximately at market median, but this may vary somewhat by individual based on a subjective assessment of factors such as experience, tenure, span of responsibility, performance, expected contribution to future results, historical compensation levels, and retention concerns. In determining the amounts of each compensation component for NEOs, we consider how the various components of pay compare to market as well as how they contribute to total compensation opportunities.

  Tally Sheets

        During 2010, the Committee reviewed tally sheets prepared by management for each NEO. The tally sheets describe the total dollar value of each NEO's annual compensation opportunities, including the value of salary, annual and long-term incentive compensation and the costs incurred by SFN to provide various health and insurance benefits to the NEOs. The tally sheets also describe the mix of compensation, the outstanding stock awards and their accumulated realized and unrealized gains, and the amounts the NEOs will receive if they leave SFN under various circumstances (such as retirement, termination without cause, death or disability, change in control, or termination in connection with a change in control).

        The tally sheet review ensured that the Committee was able to make informed decisions regarding the impact on NEO compensation of changes it considers. These sheets provide insight into the compensation opportunities available to our NEOs (by component and in total), the motivational and retention aspects of outstanding equity plan awards, and the potential obligations that could become payable under a variety of possible employment termination scenarios.

  Base Salaries

        SFN believes that offering competitive base salaries is necessary to recruit and compensate senior executives (as well as other employees) for their daily efforts.

        Base salary levels also play a critical role in our compensation programs because they impact the value of various other compensation and benefit elements. Specifically, target annual and long-term incentives are established as a percentage of base salary, and various employee benefits and severance benefits also are impacted by salary levels.

        In early 2010, the Compensation Committee concluded, based upon the peer benchmarking and the economic environment at the time, that there would be no salary increases for our NEOs, other than Mr. Grubbs whose base pay was adjusted to more closely align his pay with market levels. For this reason, the 2010 salary rates of $660,000 for Mr. Krause, $364,000 for Mr. Smith, and $284,000 for Mr. Heins, are the same as their 2009 (and 2008) salary rates. Mr. Grubbs' salary was adjusted from $420,000 to $445,000.

        Given that base salaries for most NEOs had not been increased since 2008, the Compensation Committee determined that for 2011, increases would be provided to each NEO. Mr. Krause's annual salary was increased approximately 6% to $700,000. Mr. Smith's annual salary was increased approximately 7% to $390,000, to address an increase in responsibility. 2011 base pay rates were increased approximately 2% for Mr. Grubbs and Mr. Heins, bringing their 2011 annual salaries to $455,000 and $290,000, respectively.

  Annual Incentives

        Our annual incentive plan provides rewards that are payable in cash when we achieve specified goals for key financial and operational measures.

        The ranges of award opportunities (expressed as dollar amounts) for the NEOs are shown in the Grants of Plan-Based Awards Table on page B-30. Target awards as a percentage of base salary for all NEOs remained at the same levels in 2010 as for 2009 (i.e., 100% for Mr. Krause, 80% for Mr. Smith and Mr. Grubbs, and 60% for Mr. Heins).

        Based on our competitive analysis, these target opportunities, when coupled with base salary levels, result in target cash compensation opportunities for our NEOs that are competitive.

        The 2010 annual incentive award was conditioned on achievement of the following metrics:

  •
  Adjusted Earnings Per Share—80% weighting; and

  •
  Operational Objectives—20% weighting.

        Adjusted EPS was selected by the Compensation Committee as the primary performance metric for the annual incentive plan because it is a key indicator of absolute success, and effectively aligns management with our stockholders. Our industry is cyclical, and our results are influenced by economic and labor market cycles that are not always predictable. We believe that it is important to focus plan participants on achieving our earnings goals in all economic conditions, and that this is critical to our goal of creating value for our stockholders.

        Specific Adjusted EPS targets and related payouts for 2010 were as follows. Note that payouts were interpolated for performance results between the levels shown.

Performance Level	Adjusted EPS		Payout as % of Target Award
Maximum		$0.46	200%
Above Target		$0.23	125%
Target		$0.14	100%
Threshold		$0.04	40%
Below Threshold	$	<0.04	0%
Actual Results		$0.31	125%

        At Adjusted EPS of $0.31, the NEO annual incentives would have been earned at a 151% of target. However, after considering SFN's comparable performance versus its peers, management recommended and the Compensation Committee concurred that the Adjusted EPS portion of the annual incentive should be limited to a 125% payout.

        The Committee also believes that stockholder value is enhanced by balancing financial measures like Adjusted EPS with other measures that reflect the degree to which SFN management successfully executes on goals associated with service excellence, employee turnover and core values. For this reason, selected Operational Objectives serve as the remaining key element of our annual incentive plan, and collectively are weighted at 20%.

        The three key Operational Objectives for 2010, each of which was weighted equally, are described below:

  (1)
  Customer satisfaction as measured by our Candidate, User & Enterprise (CUE) Scorecard system;

  (2)
  Voluntary turnover among key employees; and

  (3)
  Employee satisfaction as measured via our annual culture survey (i.e. core values).

        Threshold, target and maximum goals for each measure and the actual overall result achieved are indicated below:

Performance Level	CUE Scorecard Service Excellence	Key Employee Voluntary Turnover	Core Values	Payout as % of Target
Maximum	4.78	14.00%	6.00	200%
Target	4.35	17.90%	5.26	100%
Threshold	3.97	24.00%	4.20	50%
Below Threshold	< 3.97	> 24.00%	< 4.20	0%
			Actual Results:	125%

        2010 results.    Payouts for 2010 were based on Adjusted EPS and Operational Objectives results adjusted for the Compensation Committee's evaluation of overall performance. Although Adjusted EPS results were such that payouts under the formula would have been 151% of target, after considering SFN's comparable performance versus its peers, management recommended and the Compensation Committee concurred that the Adjusted EPS portion of the annual incentive should be limited to a 125% payout. Based on performance results for the various Operational Objectives goals, the Compensation Committee approved payouts for that component at 125% of target.

        2011 performance measures.    Our annual incentive plan for 2011 will retain Adjusted EPS as the key financial metric, weighted at 80% of the target award. The remaining 20% of our target awards will be linked to Operational Objectives deemed important to our business success. These goals again reflect the high value SFN places on service excellence, voluntary employee turnover and core values. For 2011, target awards as a percentage of base salary for all NEOs remain at the same levels as for 2010 (i.e. 100% for Mr. Krause, 80% for Mr. Grubbs and Mr. Smith, and 60% for Mr. Heins).

  Long-term Incentives

  Purpose

        As part of our compensation programs, we provide long-term incentives that we believe are competitive and necessary to attract and retain talented executives. These awards are denominated in equity because we believe that doing so aligns our NEOs' interests with those of our stockholders. Long-term incentive awards also tie a substantial portion of compensation to longer-term performance and foster teamwork.

  Program Design

        Long-term incentives were awarded in three forms to the NEOs in 2010: (1) stock options, (2) performance-based RSUs based on achieving an Adjusted EBITDA margin goal, and (3) time-based RSUs. We believe that stock options provide an appropriate reward because our executives realize gains from these grants when our stockholders benefit from subsequent stock price increases. We view the performance-based RSUs as an effective way of driving the financial success of SFN because our executives realize value when we achieve our pre-determined performance goals. We include time-based RSUs in our program because we view it as critical to ensure the continuity of our management as we address the numerous business and industry challenges in this economic climate.

  Timing of Grants

        Stock options and RSUs were granted at the February 15, 2010 Compensation Committee meeting. As is our practice, the stock option strike price was set as the closing price on the day of the grant. While the CEO participated in setting the date of the Board meeting several months in advance, no member of senior management influenced the timing of the grant date and the setting of the meeting was not made so as to time option grants in coordination with the release of material information.

  How Award Sizes Were Determined

        In 2010, after evaluating various alternatives to long-term incentive grant practices, we determined that a market-based approach using multiples of salary was the most effective way to provide consistent opportunity on a year-to-year basis. The opportunities provided are targeted at size-adjusted median, but actual award sizes may vary based on our assessment of an individual's performance, potential, impact on the business and retention concerns.

        The number of stock options granted was determined using the Black-Scholes-Merton methodology, and the number of both time- and performance-based RSU grants was determined based on the economic value of the Company's stock. In addition to measuring share usage according to our grant guidelines, we also monitor share usage by periodically assessing our grant practices relative to peers ("burn rate analysis"). Our analyses indicate that our historical burn rate is within competitive norms.

  Stock Options

        Stock options granted in 2010 have a seven year term and vest on a pro-rata basis over a three year period, in three equal annual installments beginning with the first anniversary of the grant date.

  Time-based RSUs

        Time-based RSUs granted in 2010 vest on a pro-rata basis over a three-year period, in three equal annual installments beginning with the first anniversary of the grant date.

  Performance-based RSUs

        Performance-based RSUs granted in 2010 are earned according to the schedule below. We selected Adjusted EBITDA margin as the performance measure for this grant to recognize the importance to our overall success of expanding margins as the economy improves. Amounts earned are capped at the target awards granted (with no upside potential) with payouts interpolated on a straight-line basis for performance between the levels indicated. To further encourage retention, any shares earned based on performance results vest on a pro-rata basis over a three year period beginning with the first anniversary of the grant date.

Performance Level	Adjusted EBITDA Margin	Payout as % of Target Award
Maximum	> 2.14%	100%
Target	2.14%	100%
Threshold	1.92%	40%
Below Threshold	< 1.92%	0%
Actual Results	3.00%	100%

        As noted above, our Adjusted EBITDA margin for 2010 was 3.00%, which resulted in the awards earned at 100% of target levels.

  2011 Long-term Incentive Program

        For 2011, our long-term incentive awards have been approved by the Board and granted contingent upon the approval of the Amended and Restated 2006 Stock Incentive Plan by stockholders, which approval was received on May 17, 2011.

        After considering the advantages and disadvantages of stock options, time-based RSUs and performance-based RSUs, the Committee determined that the 2011 grants would be comprised solely of time-based RSUs and performance-based RSUs. The time-based RSUs will continue to serve as a retentive element, vesting on a pro-rata basis over a three year period, beginning with the first anniversary of the grant date. The performance-based RSUs will continue to reward for improvement in Adjusted EBITDA margin, and will also provide for additional incentive up to 200% of target if the company exceeds the Adjusted EBITDA target in 2011. We continue to believe that Adjusted EBITDA margin is an important measure of our ability to manage our cost structure as we grow and contract through economic cycles. This change in grant strategy will assist SFN in providing competitive grant opportunities, rewarding for superior performance and aligning interests with those of shareholders.

  Stock Ownership Policy

        SFN implemented stock ownership guidelines for our NEOs at the beginning of 2006, and revised the guidelines in 2009 and again in 2011. These guidelines are intended to align executive focus and direction with stockholder interests. The Common Stock ownership guideline for the President and Chief Executive Officer was increased in 2011 from five times his annual base salary to six times his annual base salary. Other NEOs are expected to hold Common Stock in an amount equal to three times their annual base salary, and select other employees must hold stock in an amount equal to one times their annual base salary. NEOs have five years to comply with the guidelines as of when they first become subject to them. The guidelines allow earned and unvested RSUs to count toward the ownership requirements, consistent with typical market practice. However, unearned performance-based RSUs and stock options do not count toward stock ownership guidelines. Guidelines also mandate a holding period requiring executives to hold at least 50% of the net shares acquired upon the exercise of stock options or the vesting of RSUs until the ownership guideline level has been met.

        As of July 19, 2011, all NEOs were fully compliant with their respective guidelines.

  Securities Trading and Anti-Hedging Policies

        SFN maintains the following policies regarding securities trading and the hedging of the economic risk of Common Stock ownership by the NEOs:

  •
  Prohibition on trading in the Company's stock during pre-established "closed window" periods;

  •
  Prohibition on trading in the Company's stock during "open window" periods if in possession of material non-public information;

  •
  Prohibition on trading in the Company's stock on a short-term basis as described in the Securities and Exchange Commission's "short-swing profits" rules;

  •
  Prohibition on "short" sales of the Company's stock;

  •
  Prohibition on trading in puts, calls, futures contracts or other forms of derivative securities relating to the Company's stock; and

  •
  All transactions involving the Company's stock must be pre-approved by designated personnel.

  Clawback Policy

        The Company adopted a Clawback Policy in early 2010 that applies to our NEOs. This policy gives the Committee the discretion to recover or withhold compensation from annual or long-term incentive plan awards under certain circumstances, including ethical violations, misconduct, or materially restated financial statements resulting from intentional misconduct or negligent acts. The Compensation Committee will consider other Clawback Policy changes pursuant to the provisions of the Dodd-Frank Act as such requirements become known.

  Employment Agreements and Change in Control Agreements

        We have Executive Employment Agreements and Change in Control Agreements for all NEOs. The Employment Agreements provide for at-will employment and severance benefits to the NEOs in return for several provisions benefiting the Company, including confidentiality, non-competition and non-solicitation provisions. The Change in Control Agreements exist to ensure that management makes decisions that are in the best interests of the stockholders in the event of a potential change in control (as defined in the agreements). Based on our review, having both types of agreements is competitive within our industry. These agreements further enable us to attract and retain key executives, and afford us meaningful protections through the restrictive covenants they contain. We also believe that providing enhanced severance benefits in the event of a change in control serves the best interests of our stockholders by enabling our executives to evaluate any potential transactions without being unduly influenced about the economic consequences of possibly becoming unemployed should the transaction be completed.

        Pursuant to the terms of Executive Employment Agreements, the employment of each of our NEOs may be terminated by either party thereto at any time for any reason. However, if we terminate the executive "without cause" (as such term is defined in the agreements), the executive would receive a cash severance payment, payable in a lump sum, in an amount equal to:

  •
  in the case of Mr. Krause, three times his annual base salary, plus his prorated target annual incentive payment; and

  •
  in the case of Messrs. Smith, Grubbs and Heins, the executive's annual base salary plus a prorated target annual incentive payment.

        The Change In Control Agreements provide for certain benefits to be paid upon the occurrence of a Change in Control (as defined in the Change In Control Agreements that incorporate the definition of change in control from Internal Revenue Service Regulation 1.409A-3(i)(5)), including the vesting of stock options, RSUs and certain specified severance payments in the event that the employment of such executive is terminated within two years following a change in control. Such severance includes a lump sum cash payment in an amount equal to:

  •
  three times the sum of the executive's annual salary plus the target annual incentive payment, in the case of Mr. Krause; and

  •
  two times the sum of the executive's annual salary plus the target annual incentive payment, in the case of Messrs. Smith, Grubbs and Heins.

        Consistent with typical market practice for a Chief Executive Officer, Mr. Krause's agreement contains a provision to reimburse him a gross-up payment for any excise tax imposed under Internal Revenue Code Section 280G as a result of a Change in Control. The agreements for our other executives do not include excise tax gross-up provisions; however, payments to these individuals will be capped or uncapped, whichever results in a greater after-tax benefit to the executive.

  Retirement and Welfare Benefits

        NEOs have no special plans available to them above and beyond those broad-based plans available to other employees. Similar to all other highly compensated employees (who are our employees with annual earnings in excess of $135,000) in the Company, NEOs are not eligible to participate in the Company's 401(k) Plan. Instead, they are eligible to participate in the Company's Deferred Compensation Plan.

        The Deferred Compensation Plan represents the sole Company-sponsored savings vehicle available to our highly compensated employees. Investment choices under the plan utilize market-based returns, and include a choice to designate deferrals into SFN stock. Once deferrals are made into SFN stock by a plan participant, the deferrals cannot be transferred and invested in any other investment choice under the plan. Market-based returns are credited to the NEO's notional deferred compensation account. No matching award was provided to plan participants in 2010 and no other employer money was contributed to the Deferred Compensation Plan. No other qualified or nonqualified retirement plans exist for NEOs at SFN. All employees, including the NEOs, employed for at least six months may annually purchase up to $25,000 in value of SFN stock at a 15% discount to the market through the SFN Employee Stock Purchase Plan, which is intended to qualify under Section 423 of the Internal Revenue Code.

        The NEOs are eligible for the same health and welfare benefits at the same employee contribution rates as other staff associates in the Company.

        In keeping with our executive compensation program philosophy, we do not provide any perquisites to the NEOs.

  Policy With Respect to $1 Million Deduction Limit and Impact of Accounting Treatment

        The Compensation Committee considers the financial reporting and income tax consequences to SFN when it makes decisions about our executive compensation programs. Overall, the Committee seeks to balance the effectiveness of compensation for the NEOs with the resulting impact on reported earnings as well as deductibility considerations.

        In making its compensation decisions, the Committee has considered that Section 162(m) generally limits deductions for compensation paid in excess of $1 million to certain of our NEOs. As a result, the majority of the total compensation opportunity for each NEO has been designed to qualify as performance-based compensation that is exempt from any limits on deductibility. However, the Committee retains the discretion to design and use compensation elements that may not be deductible under Section 162(m), if in its judgment doing so would be in SFN's best interests.

  Summary Compensation Table

        The following table sets forth the aggregate compensation earned during Fiscal 2010, 2009 and 2008 by President and Chief Executive Officer Roy G. Krause (our Principal Executive Officer or "PEO"), Executive Vice President and Chief Financial Officer Mark W. Smith (our Principal Financial Officer or "PFO"), and the two other most highly compensated executive officers in Fiscal 2010 (collectively, the "Named Executive Officers" or "NEOs").

Name and Principal Position	Year	Salary ($)	Stock Awards ($)(1)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation	All Other Compensation ($)(3)	Total ($)
Roy G. Krause,	2010	$660,000	$1,418,400	$724,185	$825,000	$3,564	$3,631,149
President and Chief Executive Officer	2009	$621,923	$420,000	$253,320	$197,120	$3,564	$1,495,927
(PEO)	2008	$638,750	$745,200	$588,353	$95,813	$3,701	$2,071,817
Mark W. Smith,	2010	$364,000	$598,880	$298,870	$364,000	$685	$1,626,435
Executive Vice President and Chief	2009	$343,000	$350,000	$84,440	$86,972	$810	$865,222
Financial Officer (PFO)	2008	$358,000	$465,750	$196,118	$42,960	$841	$1,063,669
William J. Grubbs,	2010	$441,538	$724,960	$367,840	$442,917	$7,091	$1,984,346
Executive Vice President and Chief	2009	$395,769	$350,000	$84,440	$100,352	$8,908	$939,469
Operating Officer	2008	$411,250	$558,900	$222,267	$49,350	$9,842	$1,251,609
John D. Heins,	2010	$284,000	$315,200	$155,183	$213,000	$976	$968,359
Senior Vice President and Chief	2009	$267,615	$175,000	$42,220	$50,893	$1,242	$536,970
Human Resources Officer	2008	$281,250	$155,250	$91,522	$25,313	$841	$554,176

(1)
These amounts are for grants of RSUs, which entitle the recipient to receive shares of Common Stock at a future date after the recipient has met service requirements or SFN has met financial targets. The holder may elect to accept delivery of the common share underlying an RSU upon vesting or defer delivery until a later date. Holders are not eligible to receive dividends on RSUs until they receive the underlying common shares. Amounts reported are based on the aggregate grant date fair value of RSUs granted during the fiscal year that are expected to vest, determined in accordance with ASC 718. Grant date fair value is based on the closing price of SFN common stock on the date of grant. Included in Fiscal 2010, 2009, and 2008 grants were performance-based RSUs. The 2010 RSU award was 50% performance-based and 50% time-based. All 2010 RSUs were earned and are expected to vest. Approximately 14% of the 2009 RSU award was performance-based, and of that portion, 26% was earned. In 2008, 100% of the shares granted were performance-based and were forfeited as the performance criteria were not met.

(2)
Incentive stock options and nonqualified stock options are granted under the 2006 Plan and predecessor plans at an exercise price equal to the fair market value of the Common Stock on the dates of grant, in accordance with ASC 718. The options granted to the NEOs in Fiscal 2010 have a seven year term and become exercisable on a pro-rata basis over a three year period beginning with the first anniversary of the date of grant. Amounts reported are based on the aggregate grant date fair value of options granted during the fiscal year. We use the Black-Scholes-Merton methodology in calculating the fair value of the options on the grant date. The assumptions used relating to the Fiscal 2010 grants for the NEOs are based on the following: the expected volatility, risk-free rate of return, dividend yield and expected life which were 99.0%, 2.4%, 0%, and 4.7 years, respectively.

(3)
All other compensation is comprised of the imputed economic value of a death benefit provided by us for life insurance on each NEO and the imputed value of medical benefits for Mr. Grubbs. Also, see "Key Compensation Elements" and "Employment Agreements and Change in Control Agreements" sections of the Compensation Discussion and Analysis for further discussion of pay mix and employment agreements for our NEOs.

        The tables on the following pages set forth information regarding grants of plan-based awards during Fiscal 2010, outstanding equity awards at fiscal year-end, stock vested during Fiscal 2010 and nonqualified deferred compensation for each of our NEOs.

  Grants of Plan-Based Awards

									All Other Stock Option Awards: Number of Securities Underlying Options (#)
								All Other Stock Awards: Number of Shares of Stock or Units (#)		Exercise or Base Price of Option Awards ($/Sh)
		Estimated Possible Payouts Under Non-Equity Incentive Plan Awards(1)			Estimated Possible Future Payouts Under Equity Incentive Plan Awards(2)						Grant Date Fair Value of Stock and Option Awards ($)
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)
Roy G. Krause		$277,200	$660,000	$1,320,000
(PEO)	2/16/2010				36,000	90,000	90,000	90,000			$1,418,400	(3)
	2/16/2010								126,000	$7.88	$724,185	(4)
Mark W. Smith		$122,304	$291,200	$582,400
(PFO)	2/16/2010				15,200	38,000	38,000	38,000			$598,880	(3)
	2/16/2010								52,000	$7.88	$298,870	(4)
William J. Grubbs		$148,820	$354,334	$708,667
	2/16/2010				18,400	46,000	46,000	46,000			$724,960	(3)
	2/16/2010								64,000	$7.88	$367,840	(4)
John D. Heins		$71,568	$170,400	$340,800
	2/16/2010				8,000	20,000	20,000	20,000			$315,200	(3)
	2/16/2010								27,000	$7.88	$155,183	(4)

(1)
Represents annual cash incentive plan, the actual payouts of which are shown in the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation table on page B-29.

(2)
Represents awards of performance-based RSUs in Fiscal 2010. See the "Compensation Discussion and Analysis" for further information with respect to RSUs granted in Fiscal 2010.

(3)
Amount represents the value of time-based and performance-based RSUs granted in 2010, based on the probable outcome of the performance conditions, calculated using a grant date fair value of $7.88 per share. All 2010 performance-based RSUs were earned at 100% of the target award and are expected to vest.

(4)
Amount represents the value of stock options granted in 2010, calculated using a grant date fair value per share of $5.75, determined as of February 16, 2010. For a description of the assumptions used to arrive at the grant date fair value, see footnote (2) to Summary Compensation Table on page B-29.

  Outstanding Equity Awards at Fiscal Year-End

        The following table sets forth the details related to outstanding equity awards for each of the NEOs as of December 26, 2010.

						Stock Awards
											Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) (2)
									Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)
		Option Awards(1)
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)		Market Value of Shares or Units of Stock That Have Not Vested(2)
Roy G. Krause (PEO)	5/31/2001	93,750	—	$7.25	5/31/2011	8,667	(3)	$86,323	90,000	(7)	$896,400
	8/9/2002	150,400	—	$7.95	8/9/2012	66,667	(4)	$664,003
	10/4/2002	125,000	—	$5.91	10/4/2012	150,000	(5)	$1,494,000
	12/18/2003	135,000	—	$9.99	12/18/2013	90,000	(6)	$896,400
	2/21/2005	139,000	—	$7.91	2/21/2015
	2/21/2006	140,000	—	$10.07	2/21/2016
	2/20/2007	200,000	—	$8.88	2/20/2014
	2/19/2008	150,000	75,000	$6.21	2/19/2015
	2/17/2009	100,000	200,000	$1.40	2/17/2016
	2/16/2010	—	126,000	$7.88	2/16/2017
Mark W. Smith (PFO)	5/31/2001	26,250	—	$7.25	5/31/2011	5,720	(3)	$56,971	38,000	(7)	$378,480
	8/9/2002	29,436	—	$7.95	8/9/2012	44,667	(4)	$444,883
	10/4/2002	40,000	—	$5.91	10/4/2012	150,000	(5)	$1,494,000
	12/18/2003	70,000	—	$9.99	12/18/2013	38,000	(6)	$378,480
	2/21/2005	56,000	—	$7.91	2/21/2015
	2/21/2006	50,000	—	$10.07	2/21/2016
	2/20/2007	63,000	—	$8.88	2/20/2014
	2/19/2008	50,000	25,000	$6.21	2/19/2015
	2/17/2009	33,333	66,667	$1.40	2/17/2016
	2/16/2010	—	52,000	$7.88	2/16/2017
William J. Grubbs	11/15/2005	36,960	—	$9.03	11/15/2015	5,720	(3)	$56,971	46,000	(7)	$458,160
	2/21/2006	40,000	—	$10.07	2/21/2016	44,667	(4)	$444,883
	2/20/2007	77,000	—	$8.88	2/20/2014	150,000	(5)	$1,494,000
	2/19/2008	56,666	28,334	$6.21	2/19/2015	46,000	(6)	$458,160
	2/17/2009	1	66,667	$1.40	2/17/2016
	2/16/2010	—	64,000	$7.88	2/16/2017
John D. Heins	10/2/2006	25,000	—	$7.15	10/2/2013	2,860	(3)	$28,486	20,000	(7)	$199,200
	2/20/2007	34,000	—	$8.88	2/20/2014	22,334	(4)	$222,447
	2/19/2008	23,333	11,667	$6.21	2/19/2015	75,000	(5)	$747,000
	2/17/2009	16,666	33,334	$1.40	2/17/2016	20,000	(6)	$199,200
	2/16/2010	—	27,000	$7.88	2/16/2017

(1)
Incentive stock options and nonqualified stock options are granted under the 2006 Plan and predecessor plans at an exercise price equal to the fair market value of the Common Stock on the dates of grant. The options granted to the NEOs prior to 2007 have a ten year term and options granted in 2007 and later years have a seven year term. The options granted on August 9, 2002 became exercisable on a pro-rata basis over a two year period beginning with the first anniversary of the date of grant. All other options granted become exercisable on a pro-rata basis over a three year period, beginning with the first anniversary of the date of grant.

(2)
Value based on the closing price of $9.96 for SFN stock on December 26, 2010.

(3)
These were performance-based RSUs granted on February 17, 2009. Only 26% of performance targets were met and, consequently, 74% of these RSUs were forfeited in February 2010. The earned shares vest on a pro-rata basis, beginning on February 17, 2010, 2011, and 2012.

(4)
Time-based RSUs were granted on February 17, 2009, which vest on a pro-rata basis over three years, beginning on February 17, 2010.

(5)
RSUs granted as "career shares" to provide retention incentives. Shares become 100% vested on February 17, 2012.

(6)
Time-based RSUs were granted on February 16, 2010, which vest ratably on February 16, 2011, 2012, and 2013.

(7)
These were performance-based RSUs granted on February 16, 2010 with vesting based on SFN Group, Inc. meeting certain performance targets for Fiscal 2010, see page B-24. The 2010 performance criteria were met at 100% of the target award and, as such, the RSUs will vest on a pro-rata basis, beginning on February 16, 2011, 2012, and 2013.

  Options Exercised and Stock Vested During Fiscal 2010

        The following table sets forth stock awards that vested during Fiscal 2010.

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($) (1)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($) (2)
Roy G. Krause (PEO)	—	$—	37,666	$299,445	(4)
			33,334	$264,672	(3)
			200,000	$1,124,000	(4)
Mark W. Smith (PFO)	—	$—	25,193	$200,284
			9,000	$71,460	(4)
			20,000	$158,200
William J. Grubbs	33,332	$246,657	25,193	$200,284	(4)
			11,334	$89,992
John D. Heins	—	$—	12,596	$100,138	(4)
			5,000	$39,700	(4)

(1)
Value realized on exercise was determined based on the difference between the exercise price of the option and the market price of the stock on date of exercise.

(2)
Value realized on vesting is based on the closing price of SFN common stock on the date of vesting.

(3)
Mr. Krause deferred receipt of these RSUs until the end of his employment with SFN.

(4)
Messrs. Krause, Smith, Grubbs and Heins each deferred receipt of these RSUs until the earlier of the date his employment with the Company ends or a "Change in Control" of the Company has occurred pursuant to Section 409A of the Internal Revenue Code of 1986.

  Nonqualified Deferred Compensation

Name	Executive Contributions in Last Fiscal Year ($)(1)	Registrant Contributions in Last Fiscal Year ($)(2)	Aggregate Earnings in Last Fiscal Year ($)(3)	Aggregate Withdrawals/ Distributions ($)(4)	Aggregate Balance at Last Fiscal Year End ($)(5)
Roy G. Krause (PEO)	$1,859,541	$—	$4,466,436	$16,298	$11,139,428
Mark W. Smith (PFO)	$71,460	$—	$1,037,435	$—	$2,523,838
William J. Grubbs	$200,284	$—	$248,390	$2,902	$715,215
John D. Heins	$139,838	$—	$74,417	$2,034	$270,852

(1)
Contributions in the last fiscal year of $171,424 for Mr. Krause were from current year salary and annual incentive deferrals reported in the "Summary Compensation Table" above. Contributions also include

  $1,688,117 for Mr. Krause, $71,460 for Mr. Smith, $200,284 for Mr. Grubbs and $139,838 for Mr. Heins from the deferred receipt of vested RSUs.

(2)
There were no registrant contributions in fiscal year 2010.

(3)
Aggregate earnings in the last fiscal year end include gains on deferred compensation plan investments and the change in fair value of vested deferred stock grants of $3,162,209 and $1,304,228 respectively, for Mr. Krause; $829,818 and $207,616 respectively, for Mr. Smith; $198,486 and $49,904 respectively, for Mr. Grubbs; $0 and $74,417 respectively, for Mr. Heins.

(4)
Represents the value of shares withheld to pay taxes due upon vesting of RSUs in 2010 of 2,900 shares, for Mr. Krause; 365 shares, for Mr. Grubbs; and 256 shares for Mr. Heins.

(5)
Aggregate balance at last fiscal year end includes vested and deferred stock of $3,429,746 for Mr. Krause, $560,160 for Mr. Smith, $247,287 for Mr. Grubbs, and $270,852 for Mr. Heins, which were reported prior to 2010 in the Summary Compensation table. The aggregate balance at last fiscal year-end includes employee deferrals of salary or incentives, and company matching contributions of $2,154,060 for Mr. Krause, $378,638 for Mr. Smith, and $108,142 for Mr. Grubbs, which were reported in 2010 or prior to 2010 in the Summary Compensation table. The difference between amounts disclosed in this footnote and the aggregate balance at last fiscal year-end reflects earnings and losses on the contributions, and salary or non-equity incentive deferrals by the executive prior to becoming an NEO, or Company contributions prior to the executive becoming an NEO.

        Deferred Compensation Plan.    The Company maintains a non-qualified deferred compensation plan for highly compensated employees who are not eligible to participate in the Company's 401(k) plan. As a staffing and recruiting company that employs a large number of temporary workers, Internal Revenue Service ("IRS") regulations limit the amount an employee can earn and participate in the 401(k) plan. Consequently, the only savings plan available to highly compensated employees is the Company's Deferred Compensation Plan ("DCP"). This plan is not qualified under Internal Revenue Service guidelines and distributions to the employees are taxable income when received. The DCP allows the participant to defer from 1% to 50% of gross base salary and from 1% to 80% of incentive payments, annually. Contributions are not required to be matched by the Company but the Company can elect to make matching contributions. No such matching contributions were made by the Company for Fiscal 2010 and have not been made since 2002. Participant deferrals are tracked by the Company and represent a liability of the Company. The employee makes hypothetical investment elections and the individual's DCP balance reflects investment gains and losses from these hypothetical investments. Participant balances are at risk for market changes and earnings and losses are based on external market data. The participant must elect the distribution method at the time they elect to participate in the plan and these can be changed annually but such changes only apply to subsequent deferrals. Mr. Heins did not participate in the DCP.

        Deferred Stock Plan.    Prior to July 2006, DSUs were granted pursuant to the Company's Deferred Stock Plan (a plan that was terminated upon approval of the 2006 Stock Incentive Plan). A DSU represents the right to receive a share of Common Stock in the future after meeting service requirements and/or financial targets. The holder may elect to accept delivery of the common share underlying such DSU at the time of vesting or to defer delivery until a designated time in the future. A stockholder does not possess voting power as to a common share underlying a DSU until the stockholder accepts delivery of such common share. A stockholder does possess dispositive power as to a DSU once the DSU has vested. In July 2006, the Deferred Stock Plan was replaced with the 2006 Plan. For 2008, 2009, and 2010 RSUs were granted pursuant to the 2006 Plan.

  Potential Payments on Account of Retirement, Termination without Cause, Termination on Change in Control, Death/Disability or Resignation

        The table below describes the benefit plans that potentially become payable to a NEO at, following, or in connection with any retirement, termination without cause, termination on change in control, death/disability or resignation of or by a NEO(1).

(1)
This table does not reflect the impact of the various termination events under the Deferred Stock Plan, as all outstanding awards under that Plan are vested and deferred, and will merely be delivered to the participant in the event of any termination event. The Deferred Stock Plan was superseded by the 2006 Stock Incentive Plan, and, as such, is no longer in effect. No awards have been made from the Deferred Stock Plan since February 2006.

Plan	Retirement	Termination without Cause	Death/Disability	Change in Control	Qualified Termination following Change In Control	Resignation
2006 Stock Incentive Plan (options)	Vested options can be exercised for 90 days post-termination. Unvested options are forfeited.	Vested options can be exercised for 90 days post-termination. Unvested options are forfeited.	Vested options can be exercised for 1 year post-termination. Unvested options are forfeited.	All options vest.	All options vest. Vested options can be exercised for 90 days post-termination.	Vested options can be exercised for 90 days post-termination. Unvested options are forfeited.
2006 Stock Incentive Plan (RSUs)	Unvested awards are forfeited.	Unvested awards are forfeited.	Awards are paid based on actual performance for the entire performance period, pro-rated for the number of months active.	All awards vest.	All awards vest.	Unvested awards are forfeited.
Annual Incentive Plan (Incentive)	Termination prior to the payout date results in forfeiture of incentive.	Termination prior to the end of the year results in forfeiture of incentive. Termination after year-end but before payout results in payment of incentive.	Death or disability prior to the end of the year results in payment of pro-rated incentive.	None.	Termination prior to the end of the year results in forfeiture of incentive. Termination after year-end but before payout results in payment of incentive.	Termination prior to the payout date results in forfeiture of incentive.
Deferred Compensation Plan (DCP)	100% vesting occurs at age 65. Vested amounts are paid out.	Any unvested amounts are forfeited. Vested amounts are paid out.	100% vesting. Vested amounts are paid out.	None.	Any unvested amounts are forfeited. Vested amounts are paid out.	Any unvested amounts are forfeited. Vested amounts are paid out.
Cash separation payments under Employment Agreement or Change in Control Agreement	None.

For all NEOs except the Chief Executive Officer, executive's annual base salary plus a pro-rated annual incentive award target for the year of termination. For the Chief Executive Officer, three times the executive's base salary and a pro-rated annual incentive award target for the year of termination.

			Pro-rated annual incentive award target for year of death or disability.	None.

For all NEOs except the Chief Executive Officer, two times the sum of executive's annual base salary plus annual incentive award target for the year of termination; Health and welfare benefits continue for 24 months. For the Chief Executive Officer, three times the sum of executive's annual base salary plus annual incentive award target for the year of termination; Health and welfare benefits continue for 36 months; separation payment is grossed up for Section 280(G) excise tax.

None.

  Post Termination and Change-in-Control benefits as of December 24, 2010

        The following table sets forth amounts of compensation due each NEO in accordance with their respective Executive Employment Agreements and Change in Control Agreements in the event the NEO's employment with the Company terminates. See "Employment Agreements and Change in Control Agreements" section of the Compensation Discussion and Analysis on page B-27 and "Potential Payments on Account of Retirement, Termination without Cause, Termination on Change in Control, Death/Disability or Resignation" table above. All amounts are reflected as if the NEOs employment terminated as of December 24, 2010.

Name	Retirement	Termination without Cause(1)	Death/ Disability(2)	Change in Control (CIC)(3)	Qualified Termination following CIC(4)	Resignation
Roy G. Krause	$—	$2,640,000	$660,000	$6,292,457	$12,103,148	$—
Mark W. Smith	$—	$655,200	$291,200	$3,525,395	$4,883,233	$—
William J. Grubbs	$—	$801,000	$356,000	$3,722,217	$5,366,293	$—
John D. Heins	$—	$454,400	$170,400	$1,781,582	$2,732,242	$—

(1)
Termination without cause: 1x (3x for CEO) base salary plus pro-rated target incentive. NEOs must comply with one year non-compete provision, confidentiality provision, and execute and comply with a release of claims and non-disparagement agreement.

(2)
Death/Disability: Prorated target incentive.

(3)
The amounts in this column are based on the assumption that a change in control occurred on December 24, 2010, and the executive's employment continued after such date. All unvested stock awards vest immediately upon a change in control. Stock Price represents closing price on December 23, 2010 ($9.96).

(4)
Qualified termination follow a Change in Control ("CIC"): 2x (3x for CEO) sum of base salary plus target incentive. The amounts in this column are based on the assumptions that on December 24, 2010 a change in control occurred and each Named Executive Officer was terminated either by the Company without cause or by the executive with Good Reason, and will be paid in a lump sum governed by the provisions of Section 409A. Amounts include continuation of health and welfare programs for 24 months (36 months for CEO) following qualified termination, and estimated cost of outplacement counseling services. All unvested stock awards vest immediately upon a change in control. Stock price represents closing price on December 23, 2010 ($9.96). CEO amounts includes estimated payment of the excise tax that would be imposed by virtue of the executive's receipt of an "excess parachute payment" within the meaning of Section 280G of the Code, and a tax gross-up amount relating to the payment of such tax. NEOs must comply with one-year non-compete provision, confidentiality provision, and execute and comply with a release of claims and non-disparagement agreement.

  Potential Payments Upon Termination in 2011

        The following table presents the estimated value of all amounts of compensation and benefits potentially payable to the Named Executive Officers that are based upon or otherwise relate to the Offer or the closing of the Merger, based on the Offer Price of $14.00 and assuming that both the consummation of the Offer and the Effective Time occur immediately prior to (1) Qualifying Termination (as defined below) of the employment of Messrs. Smith, Grubbs and Heins (the "Non-CEO Named Executive Officers") with the Company and (2) the termination of Mr. Krause's employment with the Company for a Qualifying Reason, in each case as of September 15, 2011.

        The Company maintains a "double-trigger" severance arrangement with Mr. Krause pursuant to the Change in Control Agreement between Mr. Krause and the Company, dated May 7, 2001, as amended May 7, 2002, November 30, 2003, October 6, 2004, March 9, 2005, December 15, 2008 and July 20, 2011 (the "CEO Change in Control Agreement"). Generally, this means that, following the consummation of the Offer, Mr. Krause would receive change in control severance payments and benefits upon (1) the termination of Mr. Krause's employment by the Company for any reason, (2) the voluntary termination of employment by Mr. Krause due to the Company's reduction (or non-payment) of Mr. Krause's base salary, (3) the voluntary termination of employment by Mr. Krause for any reason on or after January 1, 2012, or (4) Mr. Krause's death while employed by the Company, in each case within two years after the date of the "change in control" that occurs pursuant to the Merger Agreement (each, a "Qualifying Reason").

        In addition, the Company maintains "double-trigger" severance arrangements with each of the Non-CEO Named Executive Officers pursuant to change in control agreements (the "Non-CEO Change in Control Agreements"). The Non-CEO Change in Control Agreements provide for severance payments and benefits on a "double-trigger" basis. Generally, this means that a Non-CEO Named Executive Officer would receive change in control severance payments and benefits only if the Company terminates his employment without "cause," or if the Non-CEO Named Executive Officer terminates his employment with the Company for "good reason" (for example, as a result of material diminution in base compensation, position or responsibilities) (each, a "Qualifying Termination") during a period beginning on the date of the "change in control" and ending two years following the "change in control" (such period, the "Protection Period"). Upon his written request, each of the Non-CEO Named Executive Officers is also entitled to Company-paid outplacement assistance services for two years following a Qualifying Termination during the Protection Period.

Name	Cash ($)(1)(2)	Equity ($)(3)	Pension/ NQDC ($)(4)	Perquisites/ Benefits ($)(5)(2)	Tax Reimbursement ($)(6)(2)	Other ($)	Total ($)(2)
Roy G. Krause, President and Chief Executive Officer	$4,000,000	$8,213,632	N/A	$13,155	$2,960,055	N/A	$15,186,842
Mark W. Smith, Executive Vice President and Chief Financial Officer	$1,404,000	$4,676,228	N/A	$48,182	N/A	N/A	$6,128,410
William J. Grubbs, Executive Vice President and Chief Operating Officer	$1,638,000	$5,070,533	N/A	$42,541	N/A	N/A	$6,751,074
John D. Heins, Senior Vice President and Chief Human Resources Officer	$928,000	$2,379,070	N/A	$42,488	N/A	N/A	$3,349,558

(1)
For Mr. Krause, this amount includes a $3,500,000 lump sum payment plus a pro-rata portion of his 2011 annual bonus through the Effective Time, based on actual performance through the Effective Time (approximately $500,000), assuming achievement of the target performance level ($700,000 for 2011). For the Non-CEO Named Executive Officers, these amounts include a lump sum payment equal to two times their current base salary (in the aggregate for Mr. Smith $780,000, Mr. Grubbs $910,000, and Mr. Heins $580,000) plus two times their target annual incentive payment (in the aggregate for Mr. Smith $624,000, Mr. Grubbs $728,000, and Mr. Heins $348,000).

(2)
Except as otherwise provided in the footnotes to this table, these amounts would be payable only if a "double-trigger" occurred, as described in the narrative accompanying this table.

(3)
All equity acceleration occurs on a "single-trigger" basis (without the necessity for any termination of employment) and will be settled in cash (as described further below). These amounts include the following values representing the accelerated vesting of the Named Executive Officers' unvested stock options: Mr. Krause, $1,774,080; Mr. Smith, $632,160; Mr. Grubbs, $681,141; and Mr. Heins, $320,160. All of these stock option acceleration amounts are based on the difference between a price per Share of $14.00, which price is the Offer Price, and the exercise price of the applicable stock option. These amounts also include the following values representing the accelerated vesting of the Named Executive Officers' other unvested equity awards (including, without limitation, restricted stock units and performance share awards (at maximum performance level achievement)): Mr. Krause, $6,439,552; Mr. Smith, $4,044,068; Mr. Grubbs, $4,389,392; and Mr. Heins, $2,058,910. All of these other equity award acceleration amounts are based on a price per Share of $14.00, which price is the Offer Price. None of these amounts take into account any present value adjustments.

(4)
The table does not include amounts deferred under the Spherion Corporation Deferred Compensation Plan (the "Deferred Compensation Plan"), as all such amounts are vested. The Deferred Compensation Plan permits the Company to terminate the Deferred Compensation Plan and to distribute participant account balances on a "single-trigger" basis in connection with a "change in control." Assuming that such a termination of the Deferred Compensation Plan occurred, each Named Executive Officer would be entitled to receive all amounts deferred under the Deferred Compensation Plan (in the aggregate for Mr. Krause $10,574,469, Mr. Smith $2,816,750, Mr. Grubbs $671,209, and Mr. Heins $0). These amounts represent account balances with respect to deferrals through June 26, 2011.

(5)
For Mr. Krause, this amount includes the estimated value of the employer portion of premiums in respect of coverage under COBRA for a period of 18 months following the termination date (in the aggregate $13,155). For each of the Non-CEO Named Executive Officers, these amounts include an estimated amount of executive outplacement services (in the aggregate $25,000 for each Non-CEO Named Executive Officer) and the estimated value of 24 months of continued health and welfare benefits (in the aggregate for Mr. Smith $23,182, Mr. Grubbs $17,541, and Mr. Heins $17,488).

(6)
For Mr. Krause, this amount is the estimated value of the additional amount payable by the Company to offset the impact of the so-called "golden parachute" excise tax in respect of certain of Mr. Krause's change in control payments and benefits. The calculation of this additional amount payable to Mr. Krause assumes a 45% effective income tax rate. Certain portions of this additional payment are payable in connection with amounts payable to Mr. Krause only if a "double-trigger" occurred, as described in the narrative accompanying this table. Other portions of this additional payment are payable in connection with amounts payable to Mr. Krause on a "single-trigger" basis (without the necessity for any termination of employment). The Non-CEO Named Executive Officers are not entitled to any such tax reimbursement as a result of their Qualifying Termination.

  CEO Change in Control Agreement

        The CEO Change in Control Agreement is currently in effect and will continue in effect for Mr. Krause after the consummation of the Offer; provided that the amendment dated July 20, 2011 will become effective only upon the consummation of the Offer. As amended, the CEO Change in Control Agreement (1) requires Mr. Krause to provide transition services as reasonably requested by the Company after the consummation of the Offer and (2) provides for "double-trigger" change in control severance payments and benefits in the event of the termination of Mr. Krause's employment with the Company for a Qualifying Reason within two years after the date of the change in control that occurs pursuant to the Merger Agreement. The consummation of the transactions contemplated by the Merger Agreement would constitute a "change in control" under the CEO Change in Control Agreement.

        Pursuant to the terms of the CEO Change in Control Agreement, upon his termination of employment with the Company for a Qualifying Reason, Mr. Krause is entitled to the following benefits:

  •
  a lump sum cash payment equal $3,500,000;

  •
  a pro-rata portion of his 2011 annual bonus through the Effective Time, based on actual performance through the Effective Time; and

  •
  Reimbursement for the value of the employer portion of premiums in respect of coverage under COBRA for a period of 18 months from the termination date.

        The CEO Change in Control Agreement also provides that Mr. Krause is entitled to an additional payment, if necessary, to offset the impact of the so-called "golden parachute" excise tax in respect of payments or benefits that are deemed to be "excess parachute payments" within the meaning of Section 280G of the Internal Revenue Code of 1986, as amended.

        Under the terms of the CEO Change in Control Agreement, Mr. Krause may not disclose any confidential information or data concerning the Company or its business during the term of Mr. Krause's employment or thereafter. In addition, pursuant to his employment agreement with the Company, during Mr. Krause's term of employment and for a period of one year following the date Mr. Krause ceases to be employed by the Company, Mr. Krause is subject to certain non-competition and non-solicitation obligations.

Security Ownership of Certain Beneficial Owners and Management

        Based on a review of filings with the Securities and Exchange Commission, the following table represents each person known to us to be the beneficial owner of more than five percent of the Common Stock. The determinations of beneficial ownership by our directors and executive officers of the Common Stock are based upon Rule 13d-3 under the Securities Exchange Act of 1934, as amended. This Rule provides that shares shall be deemed so owned where a person has, either solely or in conjunction with others, the power to vote or to direct the voting of shares and/or the power to dispose or to direct the disposition of shares; or where a person has the right to acquire any such power within 60 days after the date such beneficial ownership is determined.

Name of Beneficial Owner and Address	Shares of Common Stock Beneficially Owned	Percent of Class
Dimensional Fund Advisors LP(1)	4,279,736	8.09%
Palisades West, Building One
6300 Bee Cave Road
Austin, TX 78746 22
BlackRock Inc.(2)	4,277,807	8.09%
40 East 52nd Street
New York, NY 10
Roy G. Krause(3)	3,403,908	6.2%
c/o SFN Group, Inc.
2050 Spectrum Boulevard,
Fort Lauderdale, FL 33309
The Vanguard Group, Inc.(4)	2,866,464	5.41%
100 Vanguard Boulevard
Malvern, PA 19355
Systematic Financial Management LP(5)	2,735,295	5.17%
c/o Glenpointe East, 7th Floor
300 Frank W. Burr Boulevard
Teaneck, NJ 07666
Cramer Rosenthal McGlynn LLC(6)	2,702,938	5.1%
520 Madison Avenue
New York, NY 10022

(1)
Based on a Schedule 13G filed with the Securities and Exchange Commission on February 11, 2011, Dimensional Fund Advisors LP is the beneficial owner of 4,279,736 shares of the Common Stock or 8.09% of shares outstanding, which shares were acquired for investment purposes by such investment adviser for certain of its clients. Dimensional Fund Advisors LP asserts sole voting power as to 4,262,986 of the shares and sole dispositive power as to all 4,279,736 shares.

(2)
Based on a Schedule 13G filed with the Securities and Exchange Commission on February 8, 2011, BlackRock, Inc., a parent holding company, is the beneficial owner of 4,277,807 shares of Common Stock or 8.09% of shares outstanding, which shares were acquired for investment purposes for certain of its clients. BlackRock, Inc. asserts sole voting power and sole dispositive power as to all 4,277,807 shares.

(3)
Includes 1,540,400 shares of Common Stock deemed to be beneficially owned by Mr. Krause by reason of his right to acquire such shares within 60 days after July 19, 2011 through the exercise of stock options and 382,018 vested and deferred DSUs and RSUs. Also includes 755,319 shares of Common Stock held by Mr. Krause pursuant to the DCP.

(4)
Based on a Schedule 13G filed with the Securities and Exchange Commission on February 10, 2011, The Vanguard Group, Inc., an investment adviser registered under the Investment Advisors Act of 1940, is the beneficial owner of 2,866,464 shares of the Common Stock or 5.41% of shares outstanding, which shares were acquired for investment purposes by such investment adviser for certain of its clients. The Vanguard Group, Inc. asserts sole voting power as to 74,731 of the shares and sole dispositive power as to 2,791,733 shares, and shared dispositive power as to 74,731 shares.

(5)
Based on a Schedule 13G filed with the Securities and Exchange Commission on February 14, 2011, Systematic Financial Management LP, an investment adviser registered under the Investment Advisors Act of 1940, is the beneficial owner of 2,735,295 shares of the Common Stock or 5.17% of shares outstanding. Systematic Financial Management LP asserts sole voting power as to 1,115,685 of the shares and sole dispositive power as to all 2,735,295 shares. Since the filing of its Schedule 13G, Systematic Financial Management LP has notified us that it no longer is the beneficial owner of more than 5% of our common stock.

(6)
Based on a Schedule 13G filed with the Securities and Exchange Commission on February 11, 2011, Cramer Rosenthal McGlynn LLC, an investment adviser registered under the Investment Advisors Act of 1940, is the beneficial owner of 2,702,938 shares of the Common Stock or 5.1% of shares outstanding. Cramer Rosenthal McGlynn LLC asserts sole voting power as to 2,621,538 of the shares and sole dispositive power as to all 2,702,938 shares. Since the filing of its Schedule 13G, Cramer Rosenthal McGlynn LLC has notified us that it no longer is the beneficial owner of more than 5% of our common stock.

        The following table sets forth the beneficial ownership of our Common Stock as of July 19, 2011 by each of (1) the NEOs in the Summary Compensation Table on page B-29, (2) our directors as of that date, and (3) our directors date and executive officers as a group. The determinations of beneficial ownership by our directors and executive officers of the Common Stock are based upon Rule 13d-3 under the Securities Exchange Act of 1934, as amended. This Rule provides that shares shall be deemed so owned where a person has, either solely or in conjunction with others, the power to vote or to direct the voting of shares and/or the power to dispose or to direct the disposition of shares; or where a person has the right to acquire any such power within 60 days after the date such beneficial ownership is determined.

Name of Beneficial Owner	Shares of Common Stock Beneficially Owned(1)	Percent of Class if more than 1%
Roy G. Krause(2)	3,403,908	6.2%
Mark W. Smith(3)	1,192,763	2.2%
William J. Grubbs(4)	824,781	1.5%
John D. Heins(5)	450,619	*
Steven S. Elbaum(6)	252,348	*
William F. Evans(7)	97,595	*
James J. Forese(8)	110,810	*
Lawrence E. Gillespie	16,542	*
J. Ian Morrison(9)	90,975	*
David R. Parker(10)	85,861	*
Barbara Pellow	49,797	*
Anne Szostak(11)	67,923	*

Directors and Executive Officers as a group (12 persons)(12)	6,643,922	12.2%

*
Indicates less than 1.0%

(1)
Unless otherwise indicated in the notes to this table, the stockholders listed in the table have sole voting and dispositive power with respect to shares beneficially owned by them. DSUs, pursuant to the SFN Deferred Stock Plan (the "DSU Plan") and RSUs, under the 2006 Plan, have been granted to certain of our directors and executive officers. A DSU and an RSU each represent the right to receive a share of Common Stock in the future after meeting service requirements or financial performance targets. Included in the shares beneficially owned by the stockholders are DSUs and RSUs that have vested. The holder may elect to accept delivery of the common share underlying such DSU or RSU at the time of vesting or to defer delivery until a designated time in the future. A stockholder does not possess voting power as to a common share underlying a DSU or RSU until the stockholder accepts delivery of such common share. A stockholder does possess dispositive power as to a DSU or RSU once such DSU or RSU has vested. Those employees holding shares of Common Stock pursuant to the DCP have no voting power for those shares but do have dispositive power.

(2)
Includes 1,540,400 shares of Common Stock deemed to be beneficially owned by Mr. Krause by reason of his right to acquire such shares within 60 days after July 19, 2011 through the exercise of stock options and 382,018 vested and deferred DSUs and RSUs. Also includes 755,319 shares of Common Stock held by Mr. Krause pursuant to the DCP.

(3)
Includes 535,436 shares of Common Stock deemed to be beneficially owned by Mr. Smith by reason of his right to acquire such shares within 60 days after July 19, 2011 through the exercise of stock options and 56,241 vested and deferred DSUs and RSUs. Also includes 201,196 shares of Common Stock held by Mr. Smith pursuant to the DCP.

(4)
Includes 336,295 shares of Common Stock deemed to be beneficially owned by Mr. Grubbs by reason of his right to acquire such shares within 60 days after July 19, 2011 through the exercise of stock options and 49,656 vested and deferred DSUs and RSUs. Also includes 47,944 shares of Common Stock held by Mr. Grubbs pursuant to the DCP.

(5)
Includes 171,000 shares of Common Stock deemed to be beneficially owned by Mr. Heins by reason of his right to acquire such shares within 60 days after July 19, 2011 through the exercise of stock options and 39,608 vested and deferred RSUs.

(6)
Includes 10,000 shares of Common Stock deemed to be beneficially owned by Mr. Elbaum by reason of his right to acquire such shares within 60 days after July 19, 2011 through the exercise of stock options and 109,183 vested and deferred DSUs and RSUs.

(7)
Includes 10,000 shares of Common Stock deemed to be beneficially owned by Mr. Evans by reason of his right to acquire such shares within 60 days after July 19, 2011 through the exercise of stock options and 63,303 vested and deferred DSUs and RSUs.

(8)
Includes 5,000 shares of Common Stock deemed to be beneficially owned by Mr. Forese by reason of his right to acquire such shares within 60 days after July 19, 2011 through the exercise of stock options and 58,272 vested and deferred DSUs and RSUs.

(9)
Includes 10,000 shares of Common Stock deemed to be beneficially owned by Mr. Morrison by reason of his right to acquire such shares within 60 days after July 19, 2011 through the exercise of stock options and 63,303 vested and deferred DSUs and RSUs.

(10)
Includes 5,000 shares of Common Stock deemed to be beneficially owned by Mr. Parker by reason of his right to acquire such shares within 60 days after July 19, 2011 through the exercise of stock options and 42,809 vested and deferred DSUs and RSUs.

(11)
Includes 23,147 vested and deferred DSUs and RSUs.

(12)
Includes an aggregate of 2,623,131 shares of Common Stock deemed to be beneficially owned by our directors and executive officers by reason of their right to acquire such shares within 60 days after July 19, 2011 through the exercise of stock options and 887,540 vested and deferred shares DSUs and RSUs. Also includes 1,004,459 shares of Common Stock held by our executive officers pursuant to the DCP.

Section 16(a) Beneficial Ownership Reporting Compliance

        Section 16(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requires certain of our officers, directors and persons who beneficially own more than ten percent of our Common Stock to file with the Securities and Exchange Commission and the New York Stock Exchange initial reports of beneficial ownership of the Common Stock on Form 3 and reports of changes in beneficial ownership of the Common Stock on Form 4 or Form 5. Such persons are also required to furnish us with copies of all such reports filed. Based solely on our review of Forms 3, 4 and 5 and amendments thereto furnished to us, as well as any written representations furnished to us that no other reports were required, we believe that, during Fiscal 2010, all Section 16(a) filing requirements applicable to such persons were timely filed, except that Steven S. Elbaum, a director of the Company, did not file one Form 4 timely, representing one transaction occurring in November 2010. That transaction was subsequently reported on a Form 5.

 Appendix A

SFN GROUP, INC. AND SUBSIDIARIES
RECONCILIATION OF NON-GAAP FINANCIAL INFORMATION
(unaudited, in thousands, except per share amounts)

	Twelve Months Ended
	December 26, 2010	December 27, 2009
Adjusted earnings from continuing operations	$17,064	$160
Impairment of goodwill and other intangibles, net of tax benefit	—	(1,766)
Restructuring and other charges, net of tax benefit	(2,011)	(4,318)

Earnings (loss) from continuing operations	15,053	(5,924)

Loss from discontinued operations, net of tax	(160)	(404)

Net earnings (loss)	$14,893	$(6,328)

Per share-Diluted amounts(1):
Adjusted earnings from continuing operations	$0.31	$—
Impairment of goodwill and other intangibles, net of tax benefit	—	(0.03)
Restructuring and other charges, net of tax benefit	(0.04)	(0.08)

Earnings (loss) from continuing operations	0.28	(0.11)

Loss from discontinued operations, net of tax	—	(0.01)

Net earnings (loss)	$0.27	$(0.12)

Weighted-average shares used in computation of earnings (loss) per share	54,606	51,810

(1)
Earnings (loss) per share amounts are calculated independently for each component and may not add due to rounding.

RECONCILIATION OF ADJUSTED EBITDA TO EARNINGS (LOSS)
FROM CONTINUING OPERATIONS

	Twelve Months Ended
	December 26, 2010	December 27, 2009
Adjusted EBITDA from continuing operations	$62,478	$33,964
Interest income	129	173
Interest expense	(5,882)	(4,126)
Impairment of goodwill and other intangibles	—	(2,900)
Restructuring and other charges	(3,302)	(7,091)
Depreciation and amortization	(26,826)	(27,021)

Earnings (loss) from continuing operations before income taxes	26,597	(7,001)

Income tax (expense) benefit	(11,544)	1,077

Earnings (loss) from continuing operations	$15,053	$(5,924)

Adjusted EBITDA as a percentage of revenue	3.0%	2.0%

        SFN Group, Inc. prepares its financial statements in accordance with generally accepted accounting principles (GAAP). Adjusted earnings from continuing operations is a non-GAAP financial measure, which excludes certain non-operating related items. Items excluded from the calculation of adjusted

B-A-1

earnings from continuing operations include restructuring and other charges related to acquisition transaction and integration expenses and cost reduction initiatives and impairment of goodwill and other intangibles. Adjusted EBITDA from continuing operations is a non-GAAP financial measure which excludes interest, impairment of goodwill and other intangibles, restructuring and other charges, taxes, depreciation and amortization from earnings (loss) from continuing operations. Adjusted earnings and adjusted EBITDA from continuing operations are key measures used by management to evaluate its operations. Adjusted earnings and adjusted EBITDA from continuing operations should not be considered measures of financial performance in isolation or as an alternative to net earnings (loss) from continuing operations or net earnings (loss) as determined in the Statement of Operations in accordance with GAAP, and, as presented, may not be comparable to similarly titled measures of other companies.

B-A-2

QuickLinks

  Item 1. Subject Company Information.
  Item 2. Identity and Background of Filing Person.
  Item 3. Past Contacts, Transactions, Negotiations and Agreements.
  Item 4. The Solicitation or Recommendation.
  Item 5. Persons/Assets, Retained, Employed, Compensated or Used.
  Item 6. Interest in Securities of the Subject Company.
  Item 7. Purpose of the Transaction and Plans or Proposals.
  Item 8. Additional Information.
  Item 9. Exhibits.
SIGNATURE
EXHIBIT INDEX
SFN GROUP, INC. INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY.
  Appendix A
SFN GROUP, INC. AND SUBSIDIARIES RECONCILIATION OF NON-GAAP FINANCIAL INFORMATION (unaudited, in thousands, except per share amounts)
RECONCILIATION OF ADJUSTED EBITDA TO EARNINGS (LOSS) FROM CONTINUING OPERATIONS